As filed with the Securities and Exchange Commission on June 16, 2010

Registration No. 333-160436

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-effective Amendment No. 4

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Waccamaw Bankshares, Inc.

(Exact name of registrant as specified in its charter)

North Carolina	6022	52-2329563
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

110 North J.K. Powell Boulevard Whiteville, North Carolina 28472 (910) 641-0044	James G. Graham President and Chief Executive Officer Waccamaw Bankshares, Inc. 110 North J.K. Powell Boulevard Whiteville, North Carolina 28472 (910) 641-0044
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Todd H. Eveson

Jonathan A. Greene

Gaeta & Eveson, P.A.

700 Spring Forest Road, Suite 335

Raleigh, North Carolina 27609

(919) 845-2558

As soon as practicable after the effective date of this registration statement

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION, DATED JUNE 16, 2010

30,000,000 SHARES

COMMON STOCK

OFFERING PRICE $             PER SHARE

We are Waccamaw Bankshares, Inc., the holding company for Waccamaw Bank, a North Carolina-chartered community bank headquartered in Whiteville, North Carolina, with seventeen offices along the North Carolina-South Carolina border and coastline.

We are offering up to 30,000,000 shares of our common stock at a price of $             per share. In a rights offering to shareholders, we are offering up to 8,326,775 shares of common stock to our shareholders of record as of the close of business on May 14, 2010. Each shareholder has the right to purchase three shares of common stock for every two shares of common stock owned as of May 14, 2010. In this public offering, we are offering any shares that are not purchased in the rights offering plus an additional 21,673,225 shares on a best efforts basis with McKinnon & Company, Inc., as the selling agent. We also reserve the right to increase the total number of shares being offered in the public offering by not more than 4,500,000 shares.

Because the public offering is a best efforts offering, our selling agent is not required to sell any specific number or dollar amount of shares, but will use its best efforts to sell all the shares offered. We reserve the right to increase the total number of shares offered in the public offering by not more than 4,500,000 shares. Neither the rights offering nor the public offering is contingent upon the occurrence of any event or the sale of a minimum number of shares. The public offering is expected to terminate on or about                     , 2010.

Shares are being sold to subscribers in the rights offering at a price of $             per share. If the price of shares of common stock sold in the public offering is lower than $            , each share of stock sold in the rights offering will be sold at the same price as shares sold in the public offering.

Our common stock is currently listed for quotation on the NASDAQ Global Market under the trading symbol “WBNK.” The last reported sales price of our common stock on                     , 2010, was $             per share.

Investing in our securities involves risks. We urge you to carefully read the “Risk Factors” beginning on page 8 before making your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits, or obligations of our bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total
Offering price	$	$
Estimated expenses of the offering(1)(2)(3)	$	$
Proceeds, after expenses, to Waccamaw Bankshares, Inc.(4)	$	$

(1)	We have agreed to indemnify the selling agent against certain civil liabilities.
(2)	Assumes the payment to McKinnon & Company, Inc., of a selling commission of 6% of the aggregate sales price of all 30,000,000 shares offered in this offering.
(3)	Before deducting costs payable by us for the offering estimated at approximately $512,000. Costs associated with this offering include legal, accounting, printing, and postage.
(4)	Assumes the sale of 30,000,000 shares in this offering.

The date of this prospectus is                     , 2010

Offices

North Carolina

Main Office 110 North J.K. Powell Blvd. Whiteville, NC 28472	Operations Center 809 S. Madison St. Whiteville, NC 28472	Holden Beach 3178 Holden Beach Rd., SW Holden Beach, NC 28462

Tabor City 105 Hickman Rd. Tabor City, NC 28463	Oak Island 8001 East Oak Island Drive Oak Island, NC 28465	Chadbourn 111 Strawberry Blvd. Chadbourn, NC 28431

Wilmington 29 South Kerr Ave. Wilmington, NC 28403	Elizabethtown 306 S. Poplar St. Elizabethtown, NC 28337	Sunset Beach 923 Seaside Rd., SW Ocean Isle Beach, NC 28469

Southport 115 Howe St. Southport, NC 28461 4945 Southport-Supply Rd. Southport, NC 28461		Shallotte 4949 Main St. Shallotte, NC 28470 200 Smith Ave. Shallotte, NC 28459

South Carolina

Heath Springs 202 N. Main St. Heath Springs, SC 29058	Little River 1180 Highway 17 Little River, SC 29566	Socastee 5429 Dick Pond Road Myrtle Beach, SC 29588

Conway 1230 16th Ave. Conway, SC 29526 112 Waccamaw Medical Park Conway, SC 29526

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with information that is different from, or inconsistent with, the information in this prospectus, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current only at its date, regardless of the time of delivery of this prospectus or of any sales of our securities offered hereby. Our business, financial condition, results of operations and prospects may have changed since such date.

Neither we nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisers for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our securities.

This prospectus does not offer to sell, or ask for offers to buy, any securities in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of the securities or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights the most material information contained in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information in this prospectus and our consolidated financial statements included in this prospectus. References in this prospectus to “we,” “us,” and “our” refer to Waccamaw Bankshares, Inc. and its consolidated subsidiary, Waccamaw Bank, unless otherwise specified. References to the “bank” refer to Waccamaw Bank.

Who We Are

Waccamaw Bankshares, Inc. is the holding company for Waccamaw Bank, a North Carolina-chartered community bank. We are headquartered in Whiteville, North Carolina and conduct our business through seventeen full-service banking offices located in Whiteville, Tabor City, Chadbourn, Elizabethtown, Shallotte (2), Holden Beach, Southport (2), Sunset Beach, Oak Island, and Wilmington, North Carolina and Heath Springs, Conway (2), Socastee, and Little River, South Carolina. Our primary market area includes Columbus, Bladen, Brunswick and New Hanover Counties of North Carolina and Lancaster and Horry Counties of South Carolina. Waccamaw Bank began operations in Whiteville, North Carolina on September 2, 1997 and on June 30, 2001 became our wholly owned subsidiary upon completion of our reorganization into a bank holding company. In December 2005, we announced that we had entered into an agreement to acquire the Bank of Heath Springs, Heath Springs, South Carolina, and merge that institution into Waccamaw Bank. We completed that merger on April 28, 2006, adding $20.1 million in assets and one additional office to Waccamaw Bank. In 2007 we acquired four office buildings in North and South Carolina from BB&T Corporation as a result of BB&T’s merger with Coastal Financial Corporation. We did not acquire any assets or liabilities in connection with this transaction.

At March 31, 2010, we had:

•	Assets of $586.1 million,

•	Loans of $332.1 million,

•	Deposits of $488.2 million,

•	Stockholders’ equity of $18.1 million,

•	Diluted earnings per share of $0.05 (first three months of 2010),

•	Return on average assets of 0.21% (first three months of 2010, annualized),

•	Return on average equity of 5.63% (first three months of 2010, annualized),

•	Non-performing assets to total assets of 6.88%, and

•	Tangible book value per share of $3.23.

Our lending activities are oriented to the consumer and retail customer as well as small- to medium-sized businesses in our market area. Accordingly, we offer the standard complement of commercial, consumer and mortgage lending products, as well as the ability to structure products to fit specialized needs. We emphasize superior customer service and responsive decisionmaking delivered with the convenience of modern technology. We have developed a loan portfolio that is primarily composed of loans secured by real estate. Such loans comprised approximately 87% of our loan portfolio at March 31, 2010. As of March 31, 2010, our non-performing assets (including non-accrual loans, loans past due 90 days or more and still accruing interest, and other real estate and repossessed personal property) totaled $40.3 million or 6.88% of total assets. Total loans 30–89 days past due at March 31, 2010 were $13.7 million.

The deposit services offered by our bank include small business and personal checking, savings accounts and certificates of deposit. Our bank concentrates on customer relationships in building its customer deposit base and competes aggressively in the area of transaction accounts. At June 30, 2009, the most current date for which data is available from the FDIC Deposit Market Share Report, we controlled over 35% of the deposits in Columbus County where Whiteville is located, over 8% of the deposits in Bladen County, over 6% of the deposits in Brunswick County, and 0.43% of the deposits in New Hanover County. In South Carolina, the June 30, 2009 FDIC Deposit Market Share Report indicated that we controlled over 2% of the deposits in Lancaster County and 0.48% of the deposits in Horry County.

We conduct all of our business activities through our banking subsidiary, Waccamaw Bank. The bank’s deposits are insured up to applicable limits by the FDIC. Our principal executive office is located at 110 North J.K. Powell Boulevard, Whiteville, North Carolina 28472 and our telephone number is (910) 641-0044. Our website is www.waccamawbank.com. Information contained on our website is not part of this prospectus.

Strategy

From our initial office in Whiteville, the county seat of Columbus County, we have expanded into neighboring towns and the contiguous counties of Bladen, Brunswick and New Hanover. With our strategic acquisition of the Bank of Heath Springs in Lancaster County, South Carolina we are no longer subject to the legal restrictions on establishing branch offices in South Carolina and we may branch throughout the State of South Carolina. Since acquiring the Bank of Heath Springs, we have opened four additional South Carolina offices, including two acquired from BB&T Corporation. We currently anticipate that our future expansion will be along the North Carolina-South Carolina border and coastline. We believe our track record of opening community-based, full-service branches in contiguous towns and counties will continue to be the primary thrust of our expansion strategy. We have no immediate plans to expand our product and service base beyond that currently being provided and therefore will continue to direct our efforts to serving the banking needs of retail customers and small- to medium-sized businesses in our market area. Commercial lending secured by real estate will continue to be a focus of our lending activities and we will continue to focus our products and services on persons who reside, or do business, in our market areas.

Market Area

Our market area includes the counties of Columbus, Bladen, Brunswick, and New Hanover, North Carolina and the counties of Lancaster and Horry, South Carolina. Total deposits in our market area exceed $12.7 billion.

Columbus County is located in the southeastern portion of North Carolina near the South Carolina border. Whiteville, the largest city in the county, is approximately 45 miles west of Wilmington, North Carolina, 150 miles southeast of Charlotte, North Carolina, and 45 miles north of Myrtle Beach, South Carolina. These cities all have national or regional airports. Columbus County had an estimated 2008 population of 54,212 and an estimated 2008 median household income of $33,329.

Brunswick County is adjacent to Columbus County to the southeast and also borders South Carolina. Shallotte, the largest city in the county, is approximately 35 miles southwest of Wilmington and 35 miles northeast of Myrtle Beach. Brunswick County had an estimated 2008 population of 103,160 and an estimated 2008 median household income of $46,686.

New Hanover County is a coastal county and adjacent to Brunswick County to the north. Wilmington, the largest city in the county, has a diversified economy which includes shipping, manufacturing, medical and retail industries. New Hanover County had an estimated 2008 population of 192,538 and an estimated 2008 median household income of $51,098.

Bladen County is adjacent to Columbus County to the northeast. Elizabethtown, the largest city in the county, is approximately 50 miles northwest of Wilmington and 80 miles northwest of Myrtle Beach. Bladen County had an estimated 2008 population of 32,312 and an estimated 2008 median household income of $29,043.

Lancaster County is located in the Piedmont region of South Carolina and borders North Carolina to its north. Our branch in Heath Springs is approximately 50 miles south of Charlotte and 100 miles west of Whiteville. Lancaster County had an estimated 2008 population of 75,913 and an estimated 2008 median household income of $39,898.

Horry County is located on the coast of South Carolina and borders North Carolina to its north. It includes the city of Myrtle Beach and much of the area known as the “Grand Strand,” a stretch of beaches that is a major tourist attraction. Horry County had an estimated 2008 population of 257,380 and an estimated 2008 median household income of $42,515.

In our market area, the principal components of the economy are manufacturing, agriculture and tourism. Manufacturing employment is concentrated in the wood products and textile industries. The primary agricultural products are tobacco and hogs.

THE OFFERING

Shares offered for sale	30,000,000 shares of our common stock, no par value per share.

Offering price	$ per share.

Shares of common stock outstanding after the offering[1]	Assuming the sale of all of the shares offered in this rights offering and in our simultaneous public offering, there will be 35,551,183 shares of our common stock outstanding (40,051,183 shares if we exercise our option to increase the size of the public offering).

Market for the common stock	Our common stock is currently listed for quotation on the NASDAQ Global Market under the symbol “WBNK.”

Use of proceeds	The proceeds of this offering will be used to enhance our capital ratios, to retire outstanding indebtedness, or redeem or repurchase outstanding securities, and for general corporate purposes.

Dividend policy	We have not paid any cash dividends on our common stock to date. While we may consider the declaration and payment of dividends from time to time in the future, we do not presently anticipate the payment of cash dividends on our common stock.

Risk factors	Investment in our securities involves risks, including the risk of loss of principal. You should read the “Risk Factors” section beginning on page 8 before deciding to purchase our securities.

Rights offering	We are also conducting a rights offering to shareholders of record of the company’s common stock as of the close of business on May 14, 2010. Shareholders of record on May 14, 2010, may subscribe for shares of common stock on the basis of three shares for every two shares of common stock beneficially owned on that date. Fractional shares will not be sold. Shareholders may not transfer or assign their subscription rights.

We are offering any of the 8,326,775 shares not subscribed for in the rights offering, plus 21,673,225 additional shares, to the public in this public offering. McKinnon & Company, Inc., is acting as our selling agent in the public offering on a best efforts basis. We reserve the right to increase by 4,500,000 shares the total number of shares offered in the public offering.

See “Rights Offering” on page 21.

Purchases by officers and directors	Certain of our officers and directors have indicated an interest in participating in this offering. Any such purchases by our directors and officers will be on the same terms and conditions as offered to other shareholders.

[1]	The number of shares of our common stock outstanding after the offering set forth above is based on 5,551,183 shares of common stock outstanding at May 14, 2010. It does not include an aggregate of 680,973 shares of common stock reserved for issuance under our equity compensation plans, nor does it include an aggregate of 296,889 shares issuable upon exercise of outstanding warrants.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The summary consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by, our audited financial statements and related notes contained elsewhere in this prospectus and the financial statements included in our annual reports filed with the Securities and Exchange Commission. Effective June 30, 2001, Waccamaw Bank became our wholly owned subsidiary. We have no material operations other than those of our bank subsidiary.

The information as of and for the three months ended March 31, 2010 and 2009 is unaudited but, in the opinion of our management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for those periods. The selected financial and other data presented below as of and for the three months ended March 31, 2010 and 2009 should be read in conjunction with, and is qualified in its entirety by, the unaudited consolidated financial statements included elsewhere in this prospectus. The results of operations for the three-month period ended March 31, 2010 are not necessarily indicative of the results to be expected for the remainder of the year or any other period.

	At and for the Three Months Ended March 31,		At and for the Years Ended December 31,
	(unaudited)
	2010	2009	2009	2008	2007	2006	2005
Selected Statement of Income Data:
Interest income	5,600,608	6,577,396	25,889,311	30,485,322	31,636,665	25,379,467	18,227,959
Interest expense	2,526,205	3,496,525	12,536,218	16,934,669	16,296,047	11,226,140	7,535,582

Net interest income	3,074,403	3,080,871	13,353,093	13,550,653	15,340,618	14,153,327	10,692,377
Provision for loan losses	1,016,013	987,650	16,579,908	2,990,096	385,864	1,450,000	1,370,000

Net interest income after provision for loan losses	2,058,390	2,093,221	(3,226,815)	10,560,557	14,954,754	12,703,327	9,322,377
Non-interest income	1,665,079	1,345,154	3,908,610	966,472	3,443,150	2,581,170	2,268,746
Non-interest expense	3,415,642	3,824,952	18,515,215	15,397,289	12,440,215	9,422,095	6,966,582

Income (loss) before income taxes	307,827	(386,577)	(17,833,420)	(3,870,260)	5,957,689	5,862,402	4,624,541
Income tax expense (benefit)	19,412	(251,038)	(3,627,888)	(1,827,230)	2,048,741	2,210,386	1,589,168

Net income (loss)	288,415	(135,539)	(14,205,532)	(2,043,030)	3,908,948	3,652,016	3,035,373

Selected Balance Sheet Data (period end):
Total securities	97,361,192	89,426,547	91,810,669	91,534,705	102,644,328	52,986,369	35,214,156
Net loans held for investment	332,074,918	376,419,608	340,020,798	378,882,889	355,138,167	312,253,190	257,574,925
Total assets	586,134,169	560,293,069	533,221,072	537,450,434	508,367,919	399,581,293	322,791,999
Total deposits	488,202,039	441,620,806	433,537,959	418,579,889	378,179,335	327,351,767	271,035,468
Funds borrowed	64,557,000	76,063,000	67,115,000	76,330,000	83,151,300	28,910,000	19,236,000
Junior subordinated debenture	12,372,000	12,372,000	12,372,000	12,372,000	8,248,000	8,248,000	8,248,000
Stockholders’ equity	18,106,657	27,297,293	17,154,431	27,844,155	35,023,141	31,702,630	22,498,644

Per Share Data:
Basic earnings	$.05	$(.02)	$(2.57)	$(.37)	$.73	$.71	$.61
Diluted earnings	$.05	$(.02)	$(2.57)	$(.37)	$.72	$.69	$.58
Book value at period end(1)	3.26	4.94	3.09	5.04	6.44	5.77	4.48
Common shares outstanding	5,551,183	5,523,549	5,551,183	5,523,549	5,434,770	5,320,666	5,021,045
Average diluted shares (actual)	5,551,733	5,523,549	5,534,458	5,490,982	5,463,633	5,319,464	5,242,615
Tangible book value per share	$3.23	$4.38	$3.05	$4.47	$5.82	$5.28	$4.31

Selected Financial Ratios and Other Data:

Performance Ratios
Net interest margin(3)	2.59%	2.55%	2.77%	2.76%	3.79%	4.27%	3.76%
Net interest spread(3)	2.63%	2.64%	2.82%	2.61%	3.37%	3.85%	3.47%
Non-interest income to average assets(3)	1.24%	0.96%	0.70%	0.18%	0.79%	0.72%	0.75%
Non-interest expense to average assets(3)	2.55%	2.73%	3.31%	2.85%	2.84%	2.80%	2.30%
Efficiency ratio(2)	72.07%	86.42%	107.26%	106.06%	66.23%	56.3%	53.75%
Return on average assets(3)	0.21%	(0.10%)	(2.54%)	(0.38%)	0.89%	1.02%	1.00%
Return on average equity(3)	5.63%	(1.95%)	(49.18%)	(6.11%)	11.67%	14.07%	14.98%

	At and for the Three Months Ended March 31,		At and for the Years Ended December 31,
	(unaudited)
	2010	2009	2009	2008	2007	2006	2005
Asset Quality Ratios
Non-performing assets to total assets	6.88%	3.92%	5.23%	3.36%	0.88%	0.39%	0.65%
Non-performing assets to total loans	11.77%	5.70%	7.96%	4.67%	1.24%	.49%	.80%
Allowance for loan losses to:
Total loans held for investment	3.05%	2.10%	2.90%	1.86%	1.49%	1.54%	1.50%
Non-performing assets	25.90%	37.00%	36.42%	39.83%	120.17%	314.62%	187.48%
Net loan charge-offs to average loans(3)	0.86%	0.09%	3.70%	0.32%	(0.03%)	0.20%	0.09%

Balance Sheet Ratios
Loans to deposits	70.16%	87.07%	80.77%	92.23%	95.33%	96.88%	96.49%
Average interest-earning assets to average interest-bearing liabilities	98.57%	97.87%	97.84%	104.48%	110.39%	112.22%	110.85%

Capital Ratios (Company)
Average equity to average assets	3.82%	4.96%	5.17%	6.20%	7.64%	7.27%	6.70%
Tier 1 leverage ratio	5.73%	7.82%	5.88%	8.00%	8.70%	9.61%	9.37%
Tier 1 risk-based capital ratio	8.18%	9.55%	7.93%	9.76%	9.63%	10.57%	11.11%
Total risk-based capital ratio	9.14%	11.46%	8.95%	11.68%	10.88%	11.82%	12.36%

Capital Ratios (Bank)
Tier 1 leverage ratio	5.87%	7.68%	6.00%	7.81%	8.53%	9.30%	9.00%
Tier 1 risk-based capital ratio	8.37%	9.38%	8.09%	9.53%	9.42%	10.16%	10.69%
Total risk-based capital ratio	10.43%	11.28%	10.11%	11.44%	10.67%	11.41%	11.94%

(1)	Book value is computed by dividing shareholders’ equity by actual shares outstanding.
(2)	The efficiency ratio is computed by dividing non-interest expense by the sum of net interest income on a taxable equivalent basis and non-interest income.
(3)	Annualized for the three months ended March 31, 2010 and 2009.

RECENT DEVELOPMENTS

Anticipated Written Agreement with Regulators. We expect to enter into a written agreement with the Federal Reserve and the North Carolina Office of the Commissioner of Banks in the near future. This is a type of formal supervisory agreement with our banking regulators. We expect that we will be required by the written agreement to take the following actions:

•

Engage an independent consultant to conduct a corporate governance and management review. The consultant will provide a report to the Federal Reserve, the Commissioner of Banks, and the Board of Directors. The Board will then be required to submit a corporate governance and management plan to the Federal Reserve and the Commissioner addressing the consultant’s findings and recommendations and describing actions to be taken in response.

•	Submit a written plan to strengthen board oversight of management and operations.

•	Submit a written plan to strengthen credit risk management practices, particularly in our commercial real estate and construction and development portfolio.

•	Submit a written program for ongoing review and grading of the loan portfolio by a qualified independent party or staff independent of the Bank’s lending function.

•	Submit a written program to reevaluate allowance for loan loss methodologies and calculations and to improve our methodology for identifying, rating, assigning, monitoring, and reviewing credit risks.

•	Submit a written plan to strengthen our management of commercial real estate concentrations, including steps to reduce or mitigate the risk of concentrations in light of current market conditions.

•	Submit a written plan to maintain sufficient capital at the Company and the Bank.

•

Submit a written plan to improve management of the Bank’s liquidity position and funds management practices, including measures to enhance the monitoring, measurement, and reporting of the Bank’s liquidity to the Board of Directors.

•	Submit a written plan for reducing our reliance on brokered deposits.

•	Submit a strategic plan to improve the Bank’s earnings and a budget for the remainder of 2010.

Any written plans, programs, or assessments required by the written agreement will require approval by the Federal Reserve and the Commissioner and prompt implementation by us upon receiving such approval. The written agreement may also restrict us from taking certain actions without the prior approval of the Federal Reserve and the Commissioner, including:

•	accepting any new brokered deposits during the term of the Agreement in which the Bank is well capitalized (the Bank is, however, permitted to renew or roll over existing brokered deposits);

•	declaring or paying dividends;

•	taking dividends or other payments from Waccamaw Bank;

•	making distributions of interest, principal, or other sums on trust preferred securities.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, along with the other information contained in this prospectus, including our consolidated financial statements and the notes thereto included elsewhere in this prospectus, before making an investment in our securities. If any of the following risks or other risks that have not been identified or that we may believe are immaterial or unlikely actually occur, then our business, financial condition and results of operations could be harmed. This could cause the price of our securities to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Past results are not a reliable indicator of future results and historical trends and should not be used to anticipate results or trends in future periods. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks Relating to Our Business

We expect to enter into a written agreement with the Federal Reserve and the North Carolina Office of the Commissioner of Banks, which will require us to dedicate a significant amount of resources to complying with the agreement and may have a material adverse effect on our operations and the value of our securities.

We expect that we will enter into a written agreement with the Federal Reserve and the North Carolina Office of the Commissioner of Banks in the near future. The Agreement could, among other things, inhibit our ability to grow our assets and pay dividends.

In addition, we expect that the written agreement will require us to implement plans to improve our risk management and compliance systems, oversight functions, operating and financial management and capital plans. While subject to the written agreement, we expect that our management and board of directors will be required to focus considerable time and attention on taking corrective actions to comply with its terms. We may also be required to hire third-party consultants and advisers to assist us in complying with the written agreement, which could increase our non-interest expense and reduce our earnings, which could affect the value of our securities.

There can be no assurance that we will be able to successfully address the regulators’ concerns in the anticipated written agreement or that we will be able to comply with the terms of the written agreement. If we do not comply with the anticipated written agreement, we could be subject to the assessment of civil money penalties, further regulatory sanctions, or other regulatory enforcement actions.

For more information regarding our anticipated written agreement with the Federal Reserve and the North Carolina Office of the Commissioner of Banks, see “Recent Developments—Anticipated Written Agreement with Regulators.”

Our reliance on time deposits, including out-of-market and brokered certificates of deposit, as a source of funds for loans and our other liquidity needs could have an adverse effect on our operating results.

We rely primarily on deposits for funds to make loans and provide for our other liquidity needs. Our loan demand has historically exceeded the rate at which we are able to build core deposits. As a result, we have relied heavily on time deposits, especially brokered certificates of deposit, as a source of funds. As of March 31, 2010, brokered deposits comprised approximately 19.25% of our total deposits. Such deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those time deposits when they mature, or we may have to pay a higher rate of interest to attract or keep them or to replace them with other deposits or with funds from other sources. Not being able to attract those deposits or to keep or replace them as they mature would adversely affect our liquidity.

Additionally, we are regulated by the Federal Reserve, which requires us to maintain certain capital levels to be considered “well capitalized.” If we fail to maintain these capital levels, we could lose our ability to obtain funding through brokered deposits.

Even if the Bank remains well capitalized, the written agreement we expect to enter into with the Federal Reserve and the North Carolina Office of the Commissioner of Banks will prohibit the Bank from accepting any new brokered deposits during the term of the agreement without prior regulatory approval. However, contractual renewals or rollovers of brokered deposits will be permitted. As a result, we will be required to rely more heavily on other sources of liquidity, such as core deposits, federal funds lines of credit from correspondent banks, and borrowings from the Federal Home Loan Bank.

We strive to maintain adequate liquidity through our asset and liability management strategy. However, there can be no assurance that we will be able to maintain adequate liquidity to support our operations, particularly in light of the restrictions on obtaining new brokered deposits contained in the written agreement with our regulators. Our inability to maintain sufficient liquidity would have a material adverse effect on our operations and the value of our common stock. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Deposits” and “—Liquidity and Sensitivity.”

Our concentration in loans secured by real estate has increased our credit losses, and has had a negative effect on our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of our loans are secured by real estate (both residential and commercial) in our market area. Consequently, the recent decline in our national and local economic conditions has had a negative effect on our earnings and capital.

In addition to the financial strength and cash flow characteristics of the borrower in each case, we often secure loans with real estate used as collateral. At March 31, 2010, approximately 87% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. During this economic downturn, when we are required to liquidate the collateral securing a loan to satisfy the debt, our earnings and capital are adversely affected. This period of reduced real estate values may be sustained and elongated, resulting in potential adverse effects on our earnings and capital, which could have a material adverse effect on the value of our securities.

Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result we may continue to incur credit losses in the future.

If our asset quality continues to decline, our earnings and overall financial condition will be further adversely affected.

Our assets are primarily composed of loans. Our success depends, to a significant extent, on the quality of our assets, particularly our loans. Like all financial institutions, we face the risk that our customers will not repay their loans, that the collateral securing the payment of those loans may be insufficient to assure repayment, and that we may be unsuccessful at recovering the remaining loan balances.

Our level of non-performing assets (including non-accrual loans, loans greater than 90 days past due and still accruing, and other real estate owned) has increased significantly in the past two years. Total non-performing assets at March 31, 2010, were $40.3 million. Total non-performing assets at December 31, 2009, 2008, and 2007 were $27.9 million, $18.0 million, and $4.5 million, respectively. The ratio of non-performing assets to total assets was 6.88% at March 31, 2010, as compared to 5.23% at December 31, 2009, 3.36% at December 31, 2008, and 0.88% at December 31, 2007. This increase in the level of non-performing assets is due to weakened economic conditions and declining real estate values in our market areas.

Non-performing assets adversely affect our net income. They also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. Until economic and market conditions improve, we expect to continue to incur additional losses relating to an increase in non-performing assets. There can be no assurance that we will be able to reduce our non-performing assets in a timely manner, that we will not experience further increases in non-performing assets in the future, or that our non-performing assets will not result in future losses, which would adversely affect the value of our common stock. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Non-performing and Problem Assets” and “—Asset Quality.”

Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results.

Negative developments in the mortgage market, the securitization markets and the financial services sector in general have resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing into 2010. As a result of these developments, commercial as well as consumer loan portfolio performance has deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets compared to recent years. As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. We expect to enter into a written agreement with the Federal Reserve. This is a type of formal supervisory agreement with our primary federal banking regulator. In addition to the restrictions that will be imposed on us by the written agreement with the Federal Reserve, negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance and the value of our securities.

If we experience greater loan losses than anticipated, it could have an adverse effect on our net income.

While the risk of nonpayment of loans is inherent in banking, if we experience greater nonpayment levels than we anticipate, our earnings and overall financial condition could be adversely affected. The amount of future loan losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, and these loan losses could exceed our current estimates. As such, we cannot assure you that our monitoring procedures and policies will mitigate certain lending risks or that our allowance for loan losses will be adequate to cover actual losses. In addition, as a result of the growth in our loan portfolio and current market conditions, loan losses may be greater than management’s estimates of the appropriate level for the allowance. Loan losses can cause insolvency and failure of a financial institution and, in such an event, our shareholders could lose their entire investment. In addition, future provisions for loan losses could materially and adversely affect our profitability. Any loan losses will reduce the loan loss allowance. A reduction in the loan loss allowance will be restored by an increase in our provision for loan losses. This would reduce our net income and could have a material adverse effect on the value of our securities.

Recent modifications to our allowance for loan losses model may adversely affect our results of operation.

We maintain an allowance for loan and lease losses (“ALLL”) to cover any loan losses that may occur. The allowance for loan losses represents our estimate of the risk inherent in our loan portfolio based on management’s estimates and judgments as to specific credit risks, evaluation of industry concentrations, loan loss experience, current loan portfolio quality, present economic, political, and regulatory conditions, and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates of credit risks and future trends, all of which may undergo material changes.

Our allowance for loan losses model is made up of two components. The first component includes the estimated loss in impaired credits. The estimated losses in these credits constitute the Statement of Financial Accounting Standard (“FAS”) No. 114 portion of the ALLL. The second component includes the estimated loss in the remainder of the loan portfolio and is referred to as the FAS 5 component.

Our ALLL model has been modified and refined over the past several years. Effective March 31, 2008, we implemented a new ALLL model in response to changes in the economic environment. The model in effect prior to March 31, 2008 included a FAS 5 component that incorporated a risk grade assessment that was primarily based on peer group averages. This refinement in methodology focused on revised loss factors that are more indicative of actual loss experience in recent years as well as current borrower analysis. The new model incorporates a FAS 5 component that builds on actual historical losses by Federal Financial Institution Examination Council call report code, adjusted for environmental changes in the lending environment.

Effective December 31, 2009 management further refined its ALLL methodology to take into account Securities and Exchange Commission and other regulatory guidance. On the advice of the bank’s examiners, the bank has changed its selection parameters for review under FAS 114. Specific changes implemented effective December 31, 2009, included the following:

•	Changed the threshold to include loans and relationships of $500,000 and more (previous threshold was $250,000)

•	Expanded review to include loans in risk grade 50 (substandard), from previous concentration on risk grade 55 (doubtful)

As a result of these changes, the complexion of the FAS 5 and FAS 114 components of our ALLL has changed. Specifically, we eliminated approximately 25 smaller relationships from the analysis, returning those loans to the FAS 5 component of our ALLL and we added approximately 15 grade previously unreviewed grade 50 loans. We also elected to write down substantially all of the previously calculated FAS 114 impairments, totaling approximately $7,000,000. During the past three years, the ALLL has typically approximated a 50/50 balance between FAS 5 and FAS 114. At March 31, 2010, approximately 11.2% of our ALLL was allocated to the FAS 114 component. Going forward, we anticipate that the FAS 5 component will represent substantially all of the bank’s calculated reserve.

As a result of these changes, our future provisions for loan losses may be increased, which could have an adverse effect on our results of operation and the value of our common stock. For more information concerning the modifications to our allowance for loan losses model, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Asset Quality.”

Liquidity needs could adversely affect our results of operations, financial condition, and the value of our securities.

The primary sources of funds of our bank are client deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank advances, sales of securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate, which would have an adverse effect on our financial condition, results of operation, and the value of our securities.

We may be adversely affected by economic conditions in our market area.

Our primary service center is Columbus, Brunswick, Bladen, and New Hanover Counties in North Carolina and Lancaster and Horry Counties in South Carolina. As a result, our success depends to a large degree on the general economic conditions in our market area. Changes in the local economy may influence the growth rate of our loans and deposits, the quality of our loan portfolio and our loan and deposit pricing. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and the demand for banking products and services generally, which could negatively affect our financial condition and performance, and the value of our securities.

We are facing a weakened national and local economy and declining real estate values affecting a significant portion of our real estate secured loans. A further weakening of the real estate or employment market in our market area could result in a faster increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability. Substantially all of our real estate loans are collateralized by properties located primarily in our market area, and substantially all of our loans are made to borrowers who live in and conduct business in our market area. Although we might not have significant credit exposure to all the businesses in our areas, the downturn in any of these businesses could have a negative impact on local economic conditions, real estate collateral values generally and the ability of our borrowers to repay loans, which could negatively affect our profitability, and the value of our securities.

We have relied on time deposits as a source of funding for loans and our liquidity needs. This could have an adverse effect on our liquidity and operating results and the value of our common stock.

Among other sources of funds, we rely primarily on deposits to provide funds with which to make loans and provide for other liquidity needs. However, our loan demand has exceeded the rate at which we have been able to build core deposits, so we have relied on time deposits, including certificates of deposit obtained from outside of our market area, as a source of funds. Those deposits may not be viewed as being as stable as other types of deposits, and, in the future, depositors may not renew those time deposits when they mature, or we may have to pay a higher rate of interest in order to attract or retain them or to replace them with other deposits or with funds from other sources. Our inability to attract those deposits or to keep or replace them as they mature would adversely affect our liquidity. Paying higher deposit rates to attract, keep or replace these deposits could have a negative effect on our interest margin, operating results, and the value of our securities.

The FDIC deposit insurance assessments that we are required to pay may materially increase in the future, which would have an adverse effect on our earnings and the value of our securities.

As a member institution of the FDIC, Waccamaw Bank is required to pay quarterly deposit insurance premium assessments to the FDIC. Due to the recent failure of a number of unaffiliated FDIC-insured depository institutions and amendments to applicable law, the FDIC recently increased the deposit insurance premium assessments paid by all banks. The initial base assessment rate now ranges from 12–16 basis points for Risk Category I institutions up to 45 basis points for Risk Category IV institutions.

Along with these changes, the FDIC also introduced three adjustments that could be made to an institution’s initial base assessment rate: (1) a potential decrease for long-term unsecured debt, including senior and subordinated debt and, for small institutions, a portion of Tier 1 capital; (2) a potential increase for secured liabilities above a threshold amount; and (3) for non-Risk Category I institutions, a potential increase for brokered deposits above a threshold amount. With these possible adjustments, the total risk based assessment rate for FDIC member institutions ranges from 7–24 basis points for Risk Category I institutions up to 43–77.5 basis points for Risk Category IV institutions. These changes could result in Waccamaw Bank paying a significantly elevated total assessment in the future.

In light of the continued uncertainty in the financial markets and continued pressure on the deposit insurance fund, it is possible that the deposit insurance premium assessments paid by all banks could increase again in the future. During 2009 the FDIC implemented a five basis point special assessment of each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009. This special assessment was capped at 10 basis points times the institution’s assessment base for the second quarter of 2009. The amount of our special assessment was $265,697. In addition, the FDIC required financial institutions to prepay their estimated quarterly risk-based deposit insurance assessments for the fourth quarter of 2009, as well as all of 2010, 2011, and 2012. These prepayments were made on December 30, 2009. The assessment rate was equal to Waccamaw Bank’s total base assessment rate in effect as of September 30, 2009. The assessment rate has been increased by three basis points for all of 2011 and 2012. The purpose of the prepayments was to recapitalize the deposit insurance fund. The amount of our prepaid assessments was $4,253,171. If the deposit insurance premium assessment rate applicable to Waccamaw Bank increases further or if another special assessment is approved, our earnings and the value of our securities would be adversely impacted.

Historically low interest rates have reduced our profitability.

Our profitability depends in large part on our net interest income, which is the difference between interest income from interest-earning assets, such as loans and mortgage-backed securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We believe that we are asset sensitive, which means that our net interest income will generally rise in increasing interest rate environments and decline in decreasing interest rate environments. For the foreseeable future, we expect interest rates to remain at historically low levels. Consequently, our net interest income will continue to be adversely affected unless market interest rates increase such that the interest we earn on loans and investments increases faster than the interest we pay on deposits and borrowings. Many factors that may be out of our control cause changes in interest rates, including competition, governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, including placing interest rate “floors” or “minimums” on all new commercial loans, our efforts may not be effective, which could adversely affect our financial condition and results of operations and could have a material adverse effect on the value of our securities.

Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest income and, in turn, our profitability. In addition, loan volumes are affected by market interest rates on loans. Interest rates also affect how much money we can lend. When interest rates rise, the cost of borrowing increases. Accordingly, changes in market interest rates could materially and adversely affect our net interest income, asset quality, and loan origination volume which would have an adverse effect on our financial condition and results of operations and could have a material adverse effect on the value of our securities.

We are subject to extensive regulation, including regulation of our capital levels, which could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by the North Carolina Office of the Commissioner of Banks, the FDIC, and the Federal Reserve Board. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of banking offices. We will become subject to additional restrictions as a result of the anticipated written agreement with the Federal Reserve.

At March 31, 2010, the Bank was “well capitalized” for regulatory purposes. Since February 2009, we have not been classified as “well managed” by our regulators. This has had and will continue to have a negative effect on our operations and our ability to grow, and also subjects us to increased regulation by our state and federal banking regulators. Our failure to remain “well capitalized” in the future would have additional negative effects on our ability to grow and the manner in which we are regulated. The negative effects associated with our failure to be “well capitalized” and our continuing failure to be “well managed” could have a material adverse effect on our operations and the value of our securities.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to obtain financing, attract deposits, and make loans. Many of these regulations are intended to protect depositors, the public, and the FDIC, not shareholders. In addition, the burden imposed by these regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations, and enforcement policies that apply to us have been subject to significant changes in recent years, sometimes retroactively applied, and may change significantly in the future. Our cost of compliance could adversely affect our ability to operate profitably and could have a material adverse effect on the value of our securities.

We may be particularly susceptible to the risks described above due to the potential constraints that we expect will be imposed on us by the anticipated written agreement with the Federal Reserve. In addition, the cost of complying with the written agreement could adversely impact our ability to operate profitably.

Our growth may require us to raise additional capital that may not be available when it is needed, or at all.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We may elect to raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may be unable to raise additional capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through organic growth or by acquisition could be materially impaired. This could have a material adverse effect on the value of our securities.

We may not be able to maintain and manage our growth, which may adversely affect our results of operations and financial condition.

Our strategy has been to increase the size of our company by opening new banking offices and pursuing business development opportunities. We have grown rapidly since we commenced operations. We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks associated with our growth strategy. There can be no assurance that any additional expansion will be profitable or that we will continue to sustain our historical rate of growth, either through internal growth or through successful expansion of our markets, or that we will maintain capital sufficient to support our continued growth. If we grow too quickly, however, and are unable to control costs and maintain asset quality, rapid growth also could adversely affect our financial performance. We may acquire other banks or branches as a means to expand into new markets or to capture additional market share. We are unable to predict whether or when any prospective acquisitions will occur or the likelihood of completing an acquisition on favorable terms and conditions. Any acquisition involves certain risks including, but not limited to:

•	Difficulties assimilating acquired operations and personnel;

•	Potential disruptions of our ongoing business;

•	The diversion of resources and management time;

•	The possibility that uniform standards, controls, procedures and policies may not be maintained;

•	Risks associated with entering new markets in which we have little or no experience;

•	The potential impairment of relationships with employees or customers as a result of changes in management and/or systems;

•	Difficulties in evaluating the historical or future financial performance of the acquired business; and

•	Brand awareness issues related to the acquired assets or customers.

If we decide to make one or more acquisitions in the future, there can be no assurance that any acquired institutions would perform as expected, which could have an adverse effect on our profitability and the value of our securities.

We rely heavily on our senior management team and the unexpected loss of any of those personnel could adversely affect our operations.

We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in large part by the relationships maintained with our customers by our president and chief executive officer and by other senior officers. We have entered into an employment agreement with James G. Graham, president and chief executive officer. The existence of the agreement, however, does not necessarily assure that we will be able to continue to retain his services. The unexpected loss of any of our key employees could have a material adverse effect on our business and possibly result in reduced revenues and earnings. We maintain bank-owned life insurance on key officers that would help cover some of the economic impact of a loss caused by death. However, we rely heavily on our senior management team and the unexpected loss of any of those personnel could adversely affect our operations and the value of our securities.

The lack of seasoning of our loan portfolio makes it difficult to assess the adequacy of our loan loss reserves accurately.

We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including: an ongoing review of the quality, mix, and size of our overall loan portfolio; our historical loan loss experience; evaluation of economic conditions; regular reviews of loan delinquencies and loan portfolio quality; and the amount and quality of collateral, including guarantees, securing the loans.

However, there is no precise method of predicting credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events. In addition, from December 31, 2004 until March 31, 2010, our net loan portfolio has grown by $125.4 million.

In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for several years, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually perform more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If charge-offs in future periods increase, we may be required to increase our provision for loan losses, which would adversely impact our net income and could have a material adverse effect on the value of our securities.

We may experience further impairment charges on our securities portfolio.

In light of the overall instability of the economy, the continued volatility in the capital markets, the downward pressure on stock prices, and expectations of financial performance for various industries and sectors, including the financial services sector, our estimates of fair value of securities in our portfolio may be subject to change or adjustment and we may determine that impairment charges are necessary. No assurance can be given that the value of securities held in our portfolio will not be written down in future periods.

Our small- and medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

We target our commercial development and marketing strategy to serve the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the markets in which we operate, our results of operations and financial condition and the value of our securities may be adversely affected.

The success of our growth strategy depends on our ability to identify and retain individuals with experience and relationships in the markets in which we intend to expand.

We may expand our banking network over the next several years, not just in our existing core market area, but also in other contiguous or non-contiguous community markets. To expand into new markets successfully, we must identify and retain experienced key management members with local expertise and relationships in these markets. We expect that competition for qualified management in the markets in which we may expand will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. Even if we identify individuals that we believe could assist us in establishing a presence in a new market, we may be unable to recruit these individuals away from more established banks. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy. Our inability to identify, recruit, and retain talented personnel to manage new banking offices effectively would limit our growth and could materially adversely affect our business, financial condition, results of operations and the value of our securities.

In order to be profitable, we must compete successfully with other financial institutions that have greater resources and capabilities.

The banking business is competitive. Many of our competitors are larger, have been in existence a longer period of time, have substantially greater access to capital and other resources, as well as larger lending limits and branch systems and offer a wider array of banking services. We compete with these institutions both in attracting deposits and making loans. We will have to overcome historical bank-customer relationships to attract customers away from our competition. We compete with the following types of institutions: other commercial banks, savings banks, thrifts, credit unions, consumer finance companies, securities brokerage firms, mortgage brokers, insurance companies, mutual funds and trust companies.

Competitors that are not depository institutions are generally not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Other competitors are subject to similar regulation but have the advantages of larger established customer bases, higher lending limits, extensive branch networks, numerous automated teller machines, greater advertising-marketing budgets or other factors.

Our legal lending limit is determined by law. The size of the loans that we offer to our customers is less than the size of the loans that larger competitors are able to offer. This limit may affect our success in establishing relationships with the larger businesses in our market. Even with the increased lending limits resulting from the proceeds of this offering, we still may not be able to successfully compete with the larger banks in our market area.

Our inability to successfully compete with such institutions could adversely impact our business, financial condition, results of operation and the value of our securities.

We are limited in the amount we can lend to one borrower.

Our legal lending limit is determined by law and is 15% of our permitted capital accounts with an additional 10% available for certain loans meeting heightened collateral requirements. This means that the size of loans which we can offer our customers is smaller than the size of loans that our larger competitors are able to offer. Furthermore, we generally impose an internal limit that is more conservative than the legal maximum. This limit may affect, to some degree, our success in establishing relationships with the larger businesses in our market.

We satisfy loan requests in excess of our lending limit through the sale of participations in such loans to other banks. However, we cannot assure you that we will be able to attract or maintain customers seeking larger loans or that we will be able to sell participations in such loans on terms we consider favorable. Our inability to attract and maintain these customers or our inability to sell loan participations on favorable terms could adversely impact our business, financial condition, results of operation, and the value of our securities.

Our historical operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth or may not be able to grow our business at all. Because of our relatively small size and short operating history, it will be difficult for us to replicate our historical earnings growth as we continue to expand. Consequently, our historical results of operations will not necessarily be indicative of our future operations. For the foreseeable future, we will not have the benefit of several factors, such as a slightly increased yet generally stable interest rate environment, a viable real estate market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses. This could also have a material adverse effect on the value of our securities.

Technological advances impact our business; our information systems may experience an interruption or breach in security.

To conduct our business, we rely heavily on new technology-driven products and services and on communications and information systems. Our future success will depend, in part, on our ability to address the needs of Waccamaw Bank’s customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in operations. Furthermore, any failure, interruption or breach of the security of our information systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that we can prevent any such failures, interruptions or security breaches or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition, results of operations, and the value of our securities.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. We have experienced, and we expect to continue to experience, greater compliance costs as a result of the Sarbanes-Oxley Act. We expect these rules and regulations to continue to increase our accounting, legal, and other costs, and to make some activities more difficult, time consuming, and costly. In the event that we are unable to maintain compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer’s audited financial statements conform to generally accepted accounting principles (“GAAP”) and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. Our financial condition, results of operations, and the value of our securities could be negatively impacted to the extent we incorrectly assess the creditworthiness of our borrowers, fail to detect or respond to deterioration in asset quality in a timely manner, or rely on financial statements that do not comply with GAAP or are materially misleading.

Negative public opinion could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

Risks Related to an Investment in our Securities

Our Board of Directors may be restricted in declaring, or may decide not to declare, dividends.

Because we are a bank holding company, the Federal Reserve Board may also impose restrictions on cash dividends paid by us and we currently anticipate that the Federal Reserve will impose such dividend restrictions on our company for an indefinite period of time. The North Carolina Business Corporation Act prohibits the payment of a dividend if, after giving it effect, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

Our ability to pay dividends is limited by the ability of our bank subsidiary to pay future dividends.

Virtually all of our operations are conducted through our wholly owned subsidiary, Waccamaw Bank. As a result, our ability to pay dividends in the future is limited by the ability of our bank subsidiary to pay dividends to us. The bank’s ability to declare and pay dividends is in turn limited by its obligations to maintain sufficient capital and by other general restrictions on the payment of dividends under federal and state bank regulatory requirements. If the bank is unable to satisfy these regulatory requirements, our ability to pay dividends on our securities will be adversely impacted.

The market price of our common stock may decline after the offering.

Because stock prices generally fluctuate over time, we cannot assure you that you will be able to sell shares of our common stock after this offering at a price equal to or greater than the actual purchase price. You should consider this possibility in deciding whether to purchase our securities in this offering.

Our future capital needs could result in dilution of your investment.

Our Board of Directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. These issuances would dilute the ownership interests of purchasers of our securities in this offering and may dilute the per share book value of our common stock or other securities. Investors in future stock offerings also may have rights, preferences and privileges that are senior to, and that adversely affect, our then-current shareholders.

The trading volume in our common stock has been low.

Our common stock is currently traded on the NASDAQ Global Market. Our common stock is thinly traded and has substantially less liquidity than the average trading market for many other publicly traded companies. Thinly traded stock can be more volatile than stock trading in an active public market. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance. Therefore, our shareholders may not be able to sell their shares at the volume, prices or times that they desire.

We will have broad discretion in allocating the net proceeds from the offering.

We intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, providing additional capital to our subsidiary bank or retiring outstanding indebtedness or redeeming or repurchasing outstanding securities, including our outstanding trust preferred securities. We will have significant flexibility in applying the net proceeds of this offering. Accordingly, investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds. Our failure to apply these funds effectively could have a material adverse effect on our business. See “Use of Proceeds.”

We do not plan to pay cash dividends on our common stock for the foreseeable future.

We do not expect to pay cash dividends on our common stock in the foreseeable future, as we intend to retain any earnings to enhance our capital. Our ability to declare and pay cash dividends will be dependent upon, among other things, restrictions imposed by the reserve and capital requirements of North Carolina and federal banking regulations, our income and financial condition, tax considerations, and general business conditions. Our Board of Directors has the sole discretion to decide whether or not to declare dividends on our common stock, notwithstanding our compliance with applicable law and regulatory standards.

We have implemented anti-takeover devices that could make it more difficult for another company to acquire us, even though such an acquisition may increase shareholder value.

In some cases, shareholders would receive a premium for their shares if we were acquired by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to acquire us without approval of our Board of Directors. Our bylaws divide the Board of Directors into three classes of directors serving staggered three-year terms with approximately one-third of the Board of Directors elected at each annual meeting of shareholders. The classification of directors makes it more difficult for shareholders to change the composition of the Board of Directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities. See “Description of Our Securities—Certain Articles and Bylaws Provisions Having Potential Anti-Takeover Effects.”

The holders of our junior subordinated debentures have rights that are senior to those of our common shareholders.

We have supported our growth through the issuance of trust preferred securities from special purpose trusts and the accompanying sale of junior subordinated debentures to these trusts. Payments of the principal and interest on the trust preferred securities of these trusts are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures that we issued to the trusts are senior to our shares of common stock stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock.

Our securities are not FDIC insured.

Our common stock is not a savings or deposit accounts or other obligations of the bank, and is not insured by the FDIC or any other governmental agency and is subject to investment risk, including the possible loss of principal.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus that may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995 in that they do not discuss historical facts but instead note future expectations, projections, intentions or other items relating to the future. We caution you to be aware of the speculative nature of forward-looking statements as these statements are not guarantees of performance or results.

Forward-looking statements, which are generally prefaced by the words “may,” “anticipate,” “estimate,” “could,” “should,” “would,” “expect,” “believe,” “will,” “plan,” “project,” “intend” and similar terms, are subject to known and unknown risks, uncertainties and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements.

Although these forward-looking statements reflect our good faith belief based on current expectations, estimates and projections about, among other things, the industry and the markets in which we operate, they are not guarantees of future performance. Whether actual results will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including the risks and uncertainties discussed in this prospectus, including the following:

•	conditions imposed by our federal or state banking regulators;

•	adverse developments in borrower industries;

•	our ability to manage growth;

•	the loss of any of our key employees;

•	changes in the interest rates affecting our deposits and our loans;

•	the strength of the economy in our target market area, as well as general economic, market, or business conditions;

•	recent negative developments in the financial industry and credit markets;

•	an insufficient allowance for loan losses as a result of inaccurate assumptions;

•	the ability of our target market to weather a downturn in the economy;

•	our potential growth, including our entrance or expansion into new markets, the opportunities that may be presented to and pursued by us and the need for sufficient capital to support that growth;

•

changes in our competitive position, competitive actions by other financial institutions and the competitive nature of the financial services industry and our ability to compete effectively against other financial institutions in our banking markets;

•	changes in laws, regulations and the policies of federal or state regulators and agencies;

•	our ability to raise capital as needed by our business;

•	our ability to maintain internal control over financial reporting;

•	our effective use of technology or an interruption or breach in security of our information systems;

•

our reliance on secondary sources, such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet our liquidity needs;

•	inaccurate or incomplete information about our clients, and our ability to assess and manage our asset quality; and

•	other circumstances, many of which are beyond our control.

Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Risks, uncertainties, and factors that could cause actual results to differ materially from those projected are discussed in the “Risk Factors” section of this prospectus, as well as in reports filed by us from time to time with the Securities and Exchange Commission, including Forms 10-K, 10-Q and 8-K, as amended.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

RIGHTS OFFERING

We are offering 8,326,775 shares of our common stock in this non-preemptive rights offering that expires at 5:00 p.m. North Carolina time on                     , 2010. The shares in the rights offering are offered for sale to the holders of record of our common stock at the close of business on May 14, 2010, the record date, at the price of $             per share. Shareholders of record on this record date may subscribe for three shares for every two shares of common stock beneficially owned by them on such date. Shareholders may subscribe for less than the maximum amount of shares allocated to them. Fractional shares will not be sold. Shareholders may not transfer or assign their subscription rights. Shareholders may oversubscribe for shares in the rights offering.

The rights offering will terminate at 5:00 p.m. North Carolina time on                     , 2010. All shares offered in the rights offering that are unsubscribed as of 5:00 p.m. North Carolina time on                     , 2010, plus an additional 21,673,225 shares, will be offered for sale to the public in this public offering on a best efforts basis by McKinnon & Company, Inc., as our sales agent. We may increase the size of the public offering by an additional 4,500,000 shares should we elect. Because the public offering will be conducted on a best efforts basis, McKinnon & Company is not obligated to purchase any shares if they are not sold to the public, and McKinnon & Company is not required to sell any specific number or dollar amount of shares. See “Plan of Distribution.”

There can be no assurance that any of the shares will be sold in the rights offering or the public offering. Neither the rights offering nor the public offering is contingent upon the occurrence of any event, including the sale of a minimum or maximum number of shares. We do not intend to return subscription funds if fewer than all of the shares offered are sold.

We will pay McKinnon & Company a financial advisory/standby fee equal to 1% of the total gross proceeds of the rights offering (excluding $1.0 million in proceeds from sales to certain Company insiders) plus 6% of the total gross proceeds from any shares sold through broker-dealers in the public offering.

USE OF PROCEEDS

The following table sets forth the calculation of our net proceeds from the offering assuming a price of $             per share in the rights offering and the public offering. Because we have not conditioned either offering on the sale of a minimum number of shares and because the public offering is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 10%, 50%, and 100% of the 30,000,000 shares that we are offering in the rights offering and the public offering.

	10%	50%	100%
Shares sold in the rights offering	832,677	4,163,387	8,326,775
Shares sold in the public offering	2,167,322	10,836,775	21,673,225

Gross offering proceeds from rights offering
Gross offering proceeds from public offering(1)
Total gross offering proceeds

Selling agent’s commission(2)
Estimated expenses of the offering	512,000	512,000	512,000

Net proceeds to us

Use of net proceeds:
General corporate purposes

(1)	Assumes the sale of 10%, 50%, and 100%, as indicated, of the 21,673,225 shares offered in the public offering at a price of $ per share.
(2)	Amounts include a financial advisory fee of 1.0% of the gross rights offering proceeds and a 6.0% selling commission on the gross public offering proceeds payable to McKinnon & Company, Inc. The potential exclusion from the financial advisory/standby fee of $1,000,000 in gross proceeds from shares sold to Company insiders is not reflected in this table.

Net proceeds may be applied: (i) to fund the continued growth and expansion of our franchise through investments in, or loans to, our bank subsidiary; (ii) to fund its operations; (iii) to augment our regulatory capital under applicable banking laws; (iv) to increase its regulatory legal lending limit, and (v) to retire outstanding indebtedness or redeem or repurchase outstanding securities, including outstanding trust preferred securities. We may also use net proceeds for general corporate purposes. Before we apply any of the proceeds for any of these uses, the proceeds likely will be temporarily invested in short-term investment securities. The precise amounts and timing of the application of proceeds will depend upon our funding and capital requirements, the funding and capital requirements of our bank subsidiary, and whether we have funds available from other sources that we can use for any of those purposes.

MARKET FOR OUR COMMON STOCK

Our common stock is currently listed for quotation on the NASDAQ Global Market under the symbol “WBNK.” At May 14, 2010, we had 5,551,183 shares of common stock outstanding and approximately 2,900 shareholders of record.

The following table sets forth the high and low closing prices for shares of our common stock for the periods presented. Where appropriate, prices have been adjusted for the effects of common stock splits effected in the form of common stock dividends during the periods presented. The last reported sales price of our common stock on                     , 2010 was $             per share. Over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Due to the limited volume of trading in our common stock, these transactions do not necessarily reflect the intrinsic or market value of the stock at the time they were completed.

	2010				2009		2008
	High		Low		High	Low	High	Low
First Quarter	$3.40		$2.08		$6.74	$2.22	$11.00	$9.25
Second Quarter	$5.00	*	$2.13	*	4.67	2.50	9.99	8.70
Third Quarter	—		—		4.40	2.85	9.94	6.11
Fourth Quarter	—		—		4.97	2.93	9.08	5.00

*	Through May 14, 2010

DIVIDEND POLICY

We are organized under the North Carolina Business Corporation Act, which prohibits the payment of a dividend if, after giving it effect, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. In addition, because we are a financial holding company, the Federal Reserve Board may impose restrictions on cash dividends paid by us. We expect that the anticipated written agreement with the Federal Reserve will impose additional restrictions on our ability to pay dividends.

We do not currently anticipate that we will pay cash dividends on our common stock in the future.

If and when cash dividends are declared on our common stock, they will be largely dependent upon our earnings, financial condition, business projections, general business conditions, statutory and regulatory restrictions, and other pertinent factors.

We declared an 11-for-10 common stock split effected in the form of a 10% common stock dividend in 2007. We also declared a 2-for-1 common stock split effected in the form of a 100% common stock dividend in 2004 and 6-for-5 common stock splits effected in the form of 20% common stock dividends in each of 2004, 2003, 2001 and 2000. We intend to continue to consider the declaration of pro rata stock distributions, stock splits, and reverse stock splits with respect to our common stock in the future.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2010, on an actual basis, and as adjusted to reflect the effect of the rights and public offerings. We have assumed net proceeds of approximately $             will result from the sale of the shares offered in the rights and public offerings, after deducting estimated offering expenses. You should read this information together with our consolidated financial statements and related notes, which are included elsewhere in this prospectus.

	March 31, 2010
	Actual	As Adjusted(3)
	(unaudited)
Long Term Indebtedness
Long-term debt(1)	43,000,000	43,000,000
Junior subordinated debentures(2)	12,372,000	12,372,000

Total indebtedness	55,372,000	55,372,000

Shareholders’ Equity(3)
Common stock, no par value, 25,000,000 shares authorized; 5,551,183 shares issued and outstanding (35,551,183 as adjusted(4))	24,892,548
Preferred stock, series A, non-cumulative, non-voting, No par value; 400,000 shares authorized; 550 issued and outstanding	9,064
Additional paid-in capital	—
Retained (deficit)	(5,452,342)	(5,452,342)
Accumulated other comprehensive loss	(1,342,613)	(1,342,613)

Total shareholders’ equity	18,106,657

Total Capitalization(5)
Book value per share	3.26

Tangible book value per share(6)	3.23

Capital Ratios
Total risk-based capital ratio	9.14%
Tier 1 risk-based capital ratio	8.18%
Leverage ratio(7)	5.73%

(1)	All long-term debt is funded by the Federal Home Loan Bank of Atlanta and subordinated notes.
(2)	Subordinated debt associated with outstanding trust preferred securities.
(3)	At March 31, 2010, there were 5,551,183 shares of common stock outstanding and 314,539 shares of common stock subject to issuance upon the exercise of outstanding stock options with a weighted average exercise price of $14.49 per share. In addition, there were 296,889 outstanding warrants to purchase common stock at a per share exercise price of $21.82.
(4)	Assumes the sale of 30,000,000 shares in the rights and public offerings, generating proceeds of $ , after deducting offering expenses.
(5)	Includes total shareholders’ equity and the junior subordinated debentures related to our trust preferred securities.
(6)	Tangible book value is defined as common stock less goodwill and other intangible assets.
(7)	The leverage ratio is Tier 1 capital divided by average period-end tangible assets.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The selected consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by, our audited financial statements and related notes contained elsewhere in this prospectus and the financial statements included in our annual reports filed with the Securities and Exchange Commission. Effective July 1, 2001, Waccamaw Bank became our wholly owned subsidiary. We have no material operations other than those of our bank subsidiary.

The information as of and for the three months ended March 31, 2010 and 2009 is unaudited but, in the opinion of our management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for those periods. The selected financial and other data presented below as of and for the three months ended March 31, 2010 and 2009 should be read in conjunction with, and is qualified in its entirety by, the unaudited consolidated financial statements included elsewhere in this prospectus. The results of operations for the three-month period ended March 31, 2010 are not necessarily indicative of the results to be expected for the remainder of the year or any other period.

	At and for the Three Months Ended March 31,		At and for the Years Ended December 31,
	(unaudited)
	2010	2009	2009	2008	2007	2006	2005
Selected Statement of Income Data:
Interest income	5,600,608	6,577,396	25,889,311	30,485,322	31,636,665	25,379,467	18,227,959
Interest expense	2,526,205	3,496,525	12,536,218	16,934,669	16,296,047	11,226,140	7,535,582

Net interest income	3,074,403	3,080,871	13,353,093	13,550,653	15,340,618	14,153,327	10,692,377
Provision for loan losses	1,016,013	987,650	16,579,908	2,990,096	385,864	1,450,000	1,370,000

Net interest income after provision for loan losses	2,058,390	2,093,221	(3,226,815)	10,560,557	14,954,754	12,703,327	9,322,377
Non-interest income	1,665,079	1,345,154	3,908,610	966,472	3,443,150	2,581,170	2,268,746
Non-interest expense	3,415,642	3,824,952	18,515,215	15,397,289	12,440,215	9,422,095	6,966,582

Income (loss) before income taxes	307,827	(386,577)	(17,833,420)	(3,870,260)	5,957,689	5,862,402	4,624,541
Income tax expense (benefit)	19,412	(251,038)	(3,627,888)	(1,827,230)	2,048,741	2,210,386	1,589,168

Net income (loss)	288,415	(135,539)	(14,205,532)	(2,043,030)	3,908,948	3,652,016	3,035,373

Selected Balance Sheet Data (period end):
Total securities	97,361,192	89,426,547	91,810,669	91,534,705	102,644,328	52,986,369	35,214,156
Net loans held for investment	332,074,918	376,419,608	340,020,798	378,882,889	355,138,167	312,253,190	257,574,925
Total assets	586,134,169	560,293,069	533,221,072	537,450,434	508,367,919	399,581,293	322,791,999
Total deposits	488,202,039	441,620,806	433,537,959	418,579,889	378,179,335	327,351,767	271,035,468
Funds borrowed	64,557,000	76,063,000	67,115,000	76,330,000	83,151,300	28,910,000	19,236,000
Junior subordinated debenture	12,372,000	12,372,000	12,372,000	12,372,000	8,248,000	8,248,000	8,248,000
Stockholders’ equity	18,106,657	27,297,293	17,154,431	27,844,155	35,023,141	31,702,630	22,498,644

Per Share Data:
Basic earnings	$.05	$(.02)	$(2.57)	$(.37)	$.73	$.71	$.61
Diluted earnings	$.05	$(.02)	$(2.57)	$(.37)	$.72	$.69	$.58
Book value at period end(1)	3.26	4.94	3.09	5.04	6.44	5.77	4.48
Common shares outstanding	5,551,183	5,523,549	5,551,183	5,523,549	5,434,770	5,320,666	5,021,045
Average diluted shares (actual)	5,551,733	5,523,549	5,534,458	5,490,982	5,463,633	5,319,464	5,242,615
Tangible book value per share	$3.23	$4.38	$3.05	$4.47	$5.82	$5.28	$4.31

Selected Financial Ratios and Other Data:

Performance Ratios
Net interest margin(3)	2.59%	2.55%	2.77%	2.76%	3.79%	4.27%	3.76%
Net interest spread(3)	2.63%	2.64%	2.82%	2.61%	3.37%	3.85%	3.47%
Non-interest income to average assets(3)	1.24%	0.96%	0.70%	0.18%	0.79%	0.72%	0.75%
Non-interest expense to average assets(3)	2.55%	2.73%	3.31%	2.85%	2.84%	2.80%	2.30%
Efficiency ratio(2)	72.07%	86.42%	107.26%	106.06%	66.23%	56.3%	53.75%
Return on average assets(3)	0.21%	(0.10%)	(2.54%)	(0.38%)	0.89%	1.02%	1.00%
Return on average equity(3)	5.63%	(1.95%)	(49.18%)	(6.11%)	11.67%	14.07%	14.98%

Asset Quality Ratios
Non-performing assets to total assets	6.88%	3.92%	5.23%	3.36%	0.88%	0.39%	0.65%
Non-performing assets to total loans	11.77%	5.70%	7.96%	4.67%	1.24%	.49%	.80%
Allowance for loan losses to:
Total loans held for investment	3.05%	2.10%	2.90%	1.86%	1.49%	1.54%	1.50%
Non-performing assets	25.90%	37.00%	36.42%	39.83%	120.17%	314.62%	187.48%
Net loan charge-offs to average loans(3)	0.86%	0.09%	3.70%	0.32%	(0.03%)	0.20%	0.09%

Balance Sheet Ratios
Loans to deposits	70.16%	87.07%	80.77%	92.23%	95.33%	96.88%	96.49%
Average interest-earning assets to average interest-bearing liabilities	98.57%	97.87%	97.84%	104.48%	110.39%	112.22%	110.85%

Capital Ratios (Company)
Average equity to average assets	3.82%	4.96%	5.17%	6.20%	7.64%	7.27%	6.70%
Tier 1 leverage ratio	5.73%	7.82%	5.88%	8.00%	8.70%	9.61%	9.37%
Tier 1 risk-based capital ratio	8.18%	9.55%	7.93%	9.76%	9.63%	10.57%	11.11%
Total risk-based capital ratio	9.14%	11.46%	8.95%	11.68%	10.88%	11.82%	12.36%

Capital Ratios (Company)
Tier 1 leverage ratio	5.87%	7.68%	6.00%	7.81%	8.53%	9.30%	9.00%
Tier 1 risk-based capital ratio	8.37%	9.38%	8.09%	9.53%	9.42%	10.16%	10.69%
Total risk-based capital ratio	10.43%	11.28%	10.11%	11.44%	10.67%	11.41%	11.94%

(1)	Book value is computed by dividing shareholders’ equity by actual shares outstanding.
(2)	The efficiency ratio is computed by dividing non-interest expense by the sum of net interest income on a taxable equivalent basis and non-interest income.
(3)	Annualized for the three months ended March 31, 2010 and 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following presents management’s discussion and analysis of the financial condition and results of operation of the Company as of December 31, 2009 and 2008 and the years then ended. This discussion should be read in conjunction with the Company’s Financial Statements and the Notes thereto.

We expect to enter into a written agreement with the Federal Reserve in the near future, but do not know the exact contents of the written agreement at this time. This is a type of formal supervisory agreement with our primary federal banking regulator. The written agreement could, among other things, inhibit our ability to grow and pay dividends. In addition, we expect that this written agreement will require us to implement plans to improve our risk management and compliance systems, oversight functions, operating and financial management and capital plans. While subject to the written agreement, we expect our management and board of directors will be required to focus considerable time and attention on taking corrective actions to comply with its terms. We may also be required to hire third-party consultants and advisers to assist us in complying with the written agreement. This could increase our non-interest expense and reduce our earnings. If we do not comply with the written agreement, we could be subject to the assessment of civil money penalties, further regulatory sanctions, or other regulatory enforcement actions.

Overview

Waccamaw Bank began operations on September 2, 1997. The Bank operates by attracting deposits from the general public and using such deposit funds to make commercial, consumer, and residential construction and permanent mortgage real estate loans. Revenues are derived principally from interest on loans and investments. Changes in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, determine changes in net interest income. Waccamaw Bankshares, Inc. (the Company) was formed during 2001 and acquired all the outstanding shares of the Bank on June 30, 2001.

Net income for the quarter ended March 31, 2010 was $288,415 or $.05 per weighted average basic share outstanding compared to a ($135,539) net loss or ($.02) per weighted average basic share outstanding for the quarter ended March 31, 2009. Net loss for the year ended December 31, 2009 was ($14,205,532) or ($2.57) per weighted average basic share outstanding compared to a ($2,043,030) net loss or ($.37) per weighted average basic share outstanding for the year ended December 31, 2008.

On March 31, 2010, Waccamaw Bankshares, Inc. assets totaled $586.1 million compared to $533.2 million on December 31, 2009. Net loans on March 31, 2010 were $332.1 million compared to $340.0 million on December 31, 2009. Total deposits on March 31, 2010 were $488.2 million compared to $433.5 million at the end of 2009. Stockholders’ equity after adjustments for unrealized losses on securities available for sale increased by $952,226 resulting in a March 31, 2010 book value of $3.26 per common share, up from $3.09 on December 31, 2009.

The Company’s total assets were $533.2 million at December 31, 2009 as compared to $537.5 million at December 31, 2008. Total deposits at December 31, 2009 increased 3.6% to $433.5 million. Total deposits were $418.6 million at December 31, 2008. The Bank’s net loans decreased to $340.0 million at the end of 2009, a decrease of $38.9 million over the 2008 amount of $378.9 million. The $38.9 million decrease in loans was due to weaker than expected loan demand in some of the market areas covered by Waccamaw Bank. Investment securities were $87.8 million and $87.4 million at December 31, 2009 and 2008, respectively.

The Bank’s nonperforming loans increased significantly on a consecutive quarter basis in 2009 through lack of performance and the degradation of the portfolio has continued into 2010. Unless the economy improves significantly, these asset quality issues and related costs are likely to continue to depress the Bank’s operating performance in 2010. Due to the asset quality issues in 2009 and into 2010, this could erode regulatory capital further, although the Bank is “well capitalized” in 2009.

Critical Accounting Policies

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The notes to the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 contain a summary of its significant accounting policies. Management believes the Company’s policies with respect to the methodology for the determination of the allowance for loan losses, investment impairment charges, goodwill impairment and asset impairment judgments, such as the recoverability of intangible assets, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, the Company considers the policies related to those areas to be critical. The allowance for loan losses is an estimate of the losses that may be sustained in the Company’s loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable, and (ii) SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

The Company accounts for recognized intangible assets based on their estimated useful lives. Intangible assets with finite useful lives are amortized while intangible assets with an indefinite useful life are not amortized. Currently, the Company’s recognized intangible assets consist primarily of purchased core deposit intangible assets, having estimated useful lives of 10 years, and are being amortized. The useful life is the period over which the assets are expected to contribute directly or indirectly to future cash flows. Estimated useful lives of intangible assets are based on an analysis of pertinent factors, including (as applicable):

•	the expected use of the asset;

•	the expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate;

•	any legal, regulatory, or contractual provisions that may limit the useful life;

•	any legal, regulatory, or contractual provisions that enable renewal and extension of the asset’s legal or contractual life without substantial cost;

•	the effects of obsolescence, demand, competition, and other economic factors; and

•	the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Straight-line amortization is used to expense recognized amortizable intangible assets since a method that more closely reflects the pattern in which the economic benefits of the intangible assets are consumed cannot readily be determined. Intangible assets are not written off in the period of acquisition unless they become impaired during that period.

The Company evaluates the remaining useful life of each intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset shall be amortized prospectively over that revised remaining useful life.

If an intangible asset that is being amortized is subsequently determined to have an indefinite useful life, the asset will be tested for impairment. That intangible asset will no longer be amortized and will be accounted for in the same manner as intangible assets that are not subject to amortization.

Intangible assets that are not subject to amortization are reviewed for impairment and tested annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset becomes its new accounting basis. Subsequent reversal of a previously recognized impairment loss is not allowed. Based on the aforementioned testing, the Company recorded a goodwill impairment charge of $2.7 million in 2009.

Net Interest Income

Net interest income, the principal source of income for the Bank, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. The following tables present the average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities and stockholders’ equity, and the related income, expense, and corresponding weighted average yields and costs. The average balances used for the purposes of these tables and other statistical disclosures were calculated by using the daily average balances.

Net Interest Income and Average Balances (thousands)

	Periods Ended March 31,
	2010			2009
	Average Balance	Interest Income/ Expenses	Yield/ Cost(3)	Average Balance	Interest Income/ Expenses	Yield/ Cost(3)
Interest-earning assets:
Investment securities	$89,276	$961	4.37%	$95,259	$1,378	5.79%
Federal funds sold	29,879	18.25%		3,388	1.12%
Deposits with banks	20,277	6.13%		4,542	10.88%
Loans, net[1,2]	341,145	4,615	5.49%	380,512	5,188	5.45%

Total interest-earning assets	480,577	5,600		483,701	6,577

Yield on average interest-earning assets			4.73%			5.44%
Non-interest-earning assets:
Cash	5,475			28,619
Premises and equipment	16,972			17,541
Interest receivable and other	41,029			31,999

Total non-interest-earning assets	63,476			78,159

Total assets	$544,053			$561,860

Interest-bearing liabilities:
Demand deposits	$36,698	53.58%		$35,557	38.43%
Savings deposits	111,818	351	1.27%	84,760	305	1.44%
Time deposits	260,890	1,370	2.13%	288,761	2,345	3.25%
Other short-term borrowings	5,752	31	2.19%	15,904	83	2.09%
Long-term debt	72,372	721	4.04%	74,344	725	3.90%

Total interest-bearing liabilities	487,530	2,526		499,326	3,496

Cost of average interest-bearing liabilities			2.10%			2.80%
Non-interest-bearing liabilities:
Demand deposits	33,007			32,072
Interest payable and other	2,724			2,600

Total non-interest-bearing liabilities	35,731			34,672

Total liabilities	523,261			533,998
Stockholders’ equity	20,792			27,862

Total liabilities and stockholders’ equity	$544,053			$561,860

Net interest income		$3,074			$3,081

Net yield on interest-earning assets			2.59%			2.55%

[1]	Average loan balances include non-accrual loans.
[2]	Deferred loan fees are included in interest income.
[3]	Annualized

Net Interest Income and Average Balances (thousands)

	Periods Ended December 31,
	2009			2008			2007
	Average Balance	Interest Income/ Expenses	Yield/ Cost	Average Balance	Interest Income/ Expenses	Yield/ Cost	Average Balances	Interest Income/ Expenses	Yield/ Cost
Interest-earning assets:
Investment securities	$92,344	$4,698	5.09%	$105,962	$6,327	5.97%	$65,454	$3,805	5.81%
Federal funds sold	12,784	30.24%		6,318	70	1.11%	5,481	290	5.29%
Deposits with banks	8,323	47.57%		1,999	32	1.59%	943	49	5.19%
Loans, net[1,2]	368,458	21,114	5.73%	376,747	24,056	6.39%	332,451	27,493	8.27%

Total interest-earning assets	481,909	25,889		490,883	30,485		404,329	31,637

Yield on average interest- earning assets			5.37%			6.21%			7.82%
Noninterest-earning assets:
Cash	25,450			8,181			8,204
Premises and equipment	17,346			17,093			8,475
Interest receivable and other	33,913			23,168			17,571

Total noninterest-earning assets	76,709			48,585			34,250

Total assets	$558,618			$539,468			$438,579

Interest-bearing liabilities:
Demand deposits	$35,775	175.49%		$29,399	179.61%		$26,714	167.62%
Savings deposits	101,623	1,361	1.34%	76,580	1,843	2.41%	72,620	2,436	3.35%
Time deposits	270,669	7,726	2.85%	275,956	11,481	4.16%	218,997	11,067	5.05%
Other short-term borrowings	8,970	208	2.32%	22,644	764	3.37%	10,513	469	4.46%
Long-term debt	75,521	3,066	4.06%	65,250	2,667	4.09%	37,422	2,157	5.77%

Total interest-bearing liabilities	492,558	12,536		469,829	16,934		366,266	16,296

Cost of average interest- bearing liabilities			2.55%			3.60%			4.45%
Noninterest-bearing liabilities:
Demand deposits	34,892			33,775			36,181
Interest payable and other	2,282			2,404			2,631

Total noninterest-bearing liabilities	37,174			36,179			38,812

Total liabilities	529,732			506,008			405,078
Stockholders’ equity	28,886			33,460			33,501

Total liabilities and stockholders’ equity	$558,618			$539,468			$438,579

Net interest income		$13,353			$13,551			$15,341

Net yield on interest-earning assets			2.77%			2.76%			3.79%

[1]	Average loan balances include nonaccrual loans.
[2]	Deferred loan fees are included in interest income.

For the three months ended March 31, 2010, the net interest income of the Company was $3.1 million compared to $3.1 million for the three months ended March 31, 2009, the net interest income decreased slightly as the decrease in loan market interest rates coupled with the $12,038,456 increase in the nonaccrual loans accounted for a $976,788 decrease in interest income which was almost completely offset by a $970,320 decrease in interest expense resulting from a decrease in deposit rates.

Interest income during 2009 was $25.9 million, a decrease of 15.1% from the 2008 total of $30.5 million. Interest income for 2007 was $31.6 million. The decrease in net interest income can primarily be attributed to the decrease of 450 basis points in the Prime lending rate, as a result of which the majority of the Company’s loans re-priced immediately, and the higher relative cost of funding loans, due to the fact that the Company’s deposits were not able to re-price as quickly as the loans. Average earning assets were $481.9 million during 2009, a decrease of 1.8% from 2008. Average earning assets increased 21.4% to $490.9 million during 2008 over the 2007 balance of $404.3 million. Yields on interest-earning assets during 2009, 2008, and 2007 were 5.4%, 6.2%, and 7.8%, respectively.

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, loans yielded 5.7%, 6.4% and 8.3% during 2009, 2008, and 2007, respectively. Yields on loans decreased in 2009 primarily as a result of the declining rate environment.

Interest expense was $12.5 million during 2009, a decrease of 26.0% over 2008. Interest expense in 2008 was $16.9 million, an increase of 3.9% over 2007. The decrease in 2009 is a result of our deposits re-pricing in 2009 as average cost of funds decreased approximately 100 basis points from 2008. The increase in 2008 over 2007 is due to the increase in the level of average interest bearing liabilities. The average rate paid on interest-bearing liabilities during 2009, 2008, and 2007 was 2.6%, 3.6%, and 4.5%, respectively.

Net interest income was $13.4 million during 2009, a decrease of 1.5% from 2008. During 2008 net interest income decreased to $13.6 million. Net interest income was $15.3 million in 2007. The decreases in net interest income in 2009 and 2008 can primarily be attributed to the decrease of 450 basis points in the Prime lending rate, as a result of which the majority of the Company’s loans re-priced immediately, and the higher relative cost of funding loans, due to the fact that the Company’s deposits were not able to re-price as quickly as the loans. Net interest margin during 2009, 2008, and 2007 was 2.8%, 2.8%, and 3.8%, respectively.

The effects of changes in volumes and rates on net interest income for the quarterly periods ended March 31, 2010 and 2009 are shown in the table below:

Rate/Volume Variance Analysis (thousands)

	Periods Ended March 31,
	2010 Compared to 2009
	Interest Income/ Expense Variance	Variance Attributable to(1)
		Rate	Volume
Interest-earning assets:
Loans(2)	$(573)	$35	$(608)
Investment securities	(417)	(332)	(85)
Deposits with banks	(4)	1	(5)
Federal funds sold	17	2	15

Total	(977)	(294)	(683)

Interest-bearing liabilities:
Demand deposits	15	1	14
Savings deposits	46	—	46
Time deposits	(975)	(93)	(882)
Short-term borrowings	(52)	—	(52)
Long-term debt	(4)	—	(4)

Total	(970)	(92)	(878)

Net interest income	$(7)	$(202)	$195

1.	The variance in interest attributable to both volume and rate has been allocated to variance attributed to volume and variance attributed to rate in proportion to the absolute value of the change in each.
2.	Balances of non-accrual loans have been included for computational purposes.

The effects of changes in volumes and rates on net interest income for 2009, 2008 and 2007 are shown in the table below.

Rate/Volume Variance Analysis (thousands)

	2009 Compared to 2008			2008 Compared to 2007
	Interest Income/ Expense Variance	Variance Attributable to(1)		Interest Income/ Expense Variance	Variance Attributable to(1)
		Rate	Volume		Rate	Volume
Interest-earning assets:
Loans(2)	$(2,942)	$(2,424)	$(518)	$(3,436)	$(8,274)	$4,838
Investment securities	(1,629)	(879)	(750)	2,522	111	2,411
Deposits with banks	15	(4)	19	(17)	28	(45)
Federal funds sold	(40)	129	(169)	(220)	(273)	53

Total	(4,596)	(3,178)	(1,418)	(1,151)	(8,408)	7,257

Interest-bearing liabilities:
Demand deposits	(4)	—	(4)	12	—	12
Savings deposits	(482)	16	(498)	(592)	133	(725)
Time deposits	(3,755)	(1,521)	(2,234)	413	(19)	432
Short-term borrowings	(556)	(10)	(546)	295	(6)	301
Long-term debt	399	(1)	400	511	(21)	532

Total	(4,398)	(1,516)	(2,882)	639	87	552

Net interest income	$(198)	$(1,662)	$1,464	$(1,790)	$(8,494)	$6,704

1.	The variance in interest attributable to both volume and rate has been allocated to variance attributed to volume and variance attributed to rate in proportion to the absolute value of the change in each.
2.	Balances of nonaccrual loans have been included for computational purposes.

Provision for Loan Losses

The provision for loan losses is charged to income in an amount necessary to maintain an appropriate allowance for loan losses to provide for expected losses in the Bank’s loan portfolio. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

The Company expensed $1,016,013 as the provision for loan losses in the first quarter of 2010, as compared to $987,650 in the first quarter of 2009. The increase in the provision was due to higher levels of non-performing loans over the periods under comparison. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. Management considers the current level of the loan loss allowance to be appropriate based on loan volume, the current level of delinquencies, other non performing-assets, prevailing economic conditions and other factors that may affect a borrower’s ability to repay.

The provision for loan loss expense was $16,579,908, $2,990,096, and $385,864 during 2009, 2008, and 2007 respectively. The Bank’s allowance for loan losses as a percentage of gross loans was 2.90%, 1.86% and 1.49% at the end of 2009, 2008, and 2007, respectively. Additional information regarding loan loss provisions is discussed in “Nonperforming and Problem Assets.”

Non-interest Income

Non-interest income consists of revenues generated from a variety of financial services and activities. The majority of non-interest income is a result of service charges on deposit accounts including charges for insufficient funds and fees charged for non-deposit services. Non-interest income also includes fees charged for various bank services such as safe deposit box rental fees and letter of credit fees. A portion of non-interest income can be from gain on the sale of investment securities. Although the Bank generally follows a buy and hold philosophy with respect to investment securities, occasionally the need to sell some investment securities is created by changes in market rate conditions or by efforts to restructure the portfolio to improve the Bank’s liquidity or interest rate risk positions.

Non-interest income totaled $1.7 million for the three months ended March 31, 2010 as compared with $1.3 million for the three months ended March 31, 2009. The principal reason for the increase of $319,925 in total non-interest income for the current quarter was that the Company had realized gains on sales or maturity of investment securities of $385,927, had increases in service charges in deposit accounts of $164,728, and increases in other operating income of $33,564. Decreases of $15,969 in fees from mortgage origination income from the continued slowdown in the housing market, decreases of $10,292 in financial services income and decreases of $5,253 in earnings on bank owned life insurance accounted for the additional difference in non-interest income for the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

Noninterest income totaled $3.9 million, $966,000, and $3.4 million for the years ended December 31, 2009, 2008, and 2007, respectively. Noninterest income increased in 2009 primarily due to increases in service charges in deposit accounts of $908,000, increases of $193,000 in earnings on bank owned life insurance and increases of $27,000 in mortgage origination income. The Company investment write-down consisted of a pooled trust preferred security of $418,710. Service charges on deposit accounts were 69.8% of total noninterest income excluding the write-downs of investment securities for 2009. Service charges will most likely increase as the number of deposit accounts increase. The Bank’s fee structure is reviewed annually to determine if adjustments to fees are warranted.

The Bank purchased life insurance for certain number of its key employees in December 2004, March 2007, December 2007, June 2008 and December 2008 providing $741,000, $548,000 and $390,000 of noninterest income for the years ended December 31, 2009, 2008 and 2007, respectively.

The sources of non-interest income for the quarterly periods ended March 31, 2010 and 2009 are summarized in the following table.

Sources of Non-interest Income

	Periods Ended March 31,
	2010	2009
Service charges on deposit accounts	$666,225	$501,497
Gain on sale of investment securities	385,927	232,780
Mortgage origination	86,766	102,735
Insurance commission	2,445	3,345
Income from financial services	19,360	29,652
Earnings on bank owned life insurance	188,083	193,336
Other	316,273	281,809

Total non-interest income	$1,665,079	$1,345,154

The sources of noninterest income for the past three years are summarized in the following table.

Sources of Noninterest Income (thousands)

	2009	2008	2007
Service charges on deposit accounts	$3,023	$2,115	$1,325
ATM and check cashing fees	875	755	538
Gain (loss) on sale of investment securities	(887)	98	246
Mortgage origination	380	353	467
Insurance commission	13	15	14
Income from financial services	139	264	305
Earnings on bank owned life insurance	741	548	390
Impairment of investment securities	(419)	(3,348)	—
Other	44	166	158

Total noninterest income	$3,909	$966	$3,443

Non-interest Expense

Non-interest expenses totaled $3.4 million for the three months ended March 31, 2010, a decrease of approximately $409,000 or 10.7% under the $3.8 million reported for the three months ended March 31, 2009. For the three months ended March 31, 2010, personnel costs decreased by approximately $353,000, or 18.3% to approximately $1.6 million as compared to $1.9 million for the three months ended March 31, 2009. Other expenses totaled approximately $698,000 for the three months ended March 31, 2010, an increase of approximately $42,000 or 6.3% over the approximately $656,000 reported for the three months ended March 31, 2009.

Noninterest expense for 2009, 2008, and 2007 was $18.5 million, $15.4 million and $12.4 million, respectively. The majority of the increase in noninterest expense for 2009 can be attributed primarily to a goodwill impairment charge of $2.7 million in 2009 with no similar charges in 2008 or 2007.

The goodwill impairment charge of $2.7 million resulted from the Company’s annual goodwill impairment test. Goodwill is reviewed for potential impairment at least annually at the reporting unit level. The Company performs its impairment testing in the second quarter of each year and more frequently if circumstances exist that indicate a probable reduction in the fair value below carrying value. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. In performing the first step (“Step 1”) of the goodwill impairment testing and measurement process to identify possible impairment, the estimated fair value of the reporting unit (determined to be Company-level) was developed using a market valuation approach that utilizes the current stock price as the primary indicator of fair market value.

The results of this Step 1 process indicated that the estimated fair value for the reporting unit was less than book value, thus requiring the Company to perform the second step (“Step 2”) of the goodwill impairment test. Based on the Step 2 analysis, it was determined that the implied fair value of goodwill was $0 as of December 31, 2009, which resulted in the goodwill impairment charge. The primary factor in the determination of goodwill impairment in 2009 was the Company’s relatively low stock price and resulting market valuation. The Company’s stock price has been trading below its book value and tangible book value throughout 2009. Management attributes its relatively low stock price to both financial services industry-wide and Company-specific factors. The goodwill impairment charge is non-cash expense, and since goodwill is a noninterest earning asset, this charge will not impact the Company’s future operating performance.

Fair value as a percentage of carrying value was approximately 84%. The methods used for selecting the final value for the Company was weighted equally between the comparable transactions approach and the discounted cash flow approach. The comparable transactions approach used transaction announced since October 1, 2008 and where the seller assets were less than $20 billion and non performing assets to total assets were greater than 3%. There were 18 transactions in which the Company’s tangible equity to assets ratio was well below the group median of 6.2%. The discounted cash flow approach was to estimate the net present value of distributable capital that each bank could produce based on earnings projections from 2009 to 2014 as assumptions were used from management’s projections with and without a capital raise. Based on the assumptions, the final valuation was calculated at $15,219,000.

There is a degree of uncertainty associated with the key assumptions, as the economic recovery could effect the assumptions in an earnings multiple for the comparable transactions approach and the ability to raise capital could effect the assumptions in the discounted cash flow approach.

Total personnel expenses, the largest component of noninterest expense, were $7.1 million, $8.2 million and $6.9 million during 2009, 2008 and 2007, respectively. Personnel expenses decreased 13.0% during 2009 and increased 19.5% during 2008. Substantially all of this decrease in 2009 resulted from the cost cutting initiatives in salaries and employee benefits. Management expects these costs to increase as the Company grows.

Combined occupancy and furniture and equipment expense was $2.1 million, $2.0 million and $1.5 million, or 11.3%, 13.1% and 12.2% of noninterest expense during 2009, 2008 and 2007, respectively. Professional services expense, including fees paid to attorneys, independent auditors and consultants was $853,000, $490,000, and $315,000 in 2009, 2008 and 2007, respectively. The increase in 2009 can be mostly attributed to legal fees related to collections of various loans.

Advertising and public relations expense decreased to $311,000 in 2009 from $705,000 in 2008 as these expenses were reduced as the result of cost cutting initiatives to marketing expenses in 2009. Data processing and credit card processing fees were $1.2 million, $1.3 million and $1.0 million during 2009, 2008 and 2007, respectively. These fees relate directly to the number of accounts serviced and transactions processed.

In 2009, a loss on other real estate owned was written down to fair value. There were no expenses in 2008 or 2007 related to this expense.

During 2009, failures of insured depository institutions, as well as deterioration in banking and general economic conditions, significantly depleted the FDIC deposit insurance fund. The FDIC took several actions in 2009 to recapitalize the deposit insurance fund. On May 22, 2009, the FDIC announced a final rule imposing a special assessment on insured institutions as of June 30, 2009, and payable on September 30, 2009. The special assessment was equal to five basis points on each institution’s assets, minus Tier 1 capital. The amount of our special assessment was $265,697. The FDIC also implemented changes to the risk-based assessment system and increased the regular premium rates for 2009. As a result of these actions, total regulatory expense from FDIC assessments increased to $1.3 million in 2009 from $389,000 in 2008 and $265,000 in 2007.

The overhead ratio of noninterest expense to adjusted total revenues (net interest income plus noninterest income excluding securities transactions) was 107%, 87% and 66% in 2009, 2008, and 2007, respectively. Total noninterest expense will most likely continue to increase as the Company grows. However, as the Company becomes more mature, growth in net interest income should outpace growth in noninterest expense resulting in improved overhead ratios. The primary elements of noninterest expense for the past three years are summarized in the following table.

Sources of Noninterest Expense (thousands)

	2009	2008	2007
Salaries and wages	$6,328	$6,838	$5,862
Employee benefits	802	1,359	994

Total personnel expense	7,130	8,197	6,856
Occupancy expense	1,513	1,435	1,074
Furniture and equipment	584	577	439
Printing and supplies	96	157	164
Professional services	853	490	315
Postage and office supplies	155	153	116
Telephone	178	180	139
Dues and subscriptions	77	61	63
Education and seminars	32	92	71
Franchise and local taxes	94	117	92
Foreclosed assets, net	776	—	—
Advertising and public relations	311	705	593
Regulatory agency expense	1,293	389	265
Director fees	—	133	170
Data processing services	1,175	1,307	1,001
Amortization of deposit premium	191	286	282
Goodwill impairment charge	2,727	—	—
Other operating expense	1,330	1,118	800

Total noninterest expenses	$18,515	$15,397	$12,440

Income Taxes

Income tax expense and benefit is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal and state income tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company provided $19,412 for income taxes during the three months ended March 31, 2010 compared to a benefit for income taxes of $251,038 for the three months ended March 31, 2009.

Income tax (benefit) and expense was $(3,628,000), $(1,827,000) and $2,049,000 for 2009, 2008 and 2007, respectively. Net deferred income tax assets of approximately $3,195,000 and $6,994,000 at December 31, 2009 and 2008, respectively, were included in other assets. At December 31, 2009, $3,545,000 was placed in a valuation allowance established on net deferred tax assets as discussed in Note 17 of “Notes to Consolidated Financial Statements”. $1,667,000 of the total deferred tax asset is applicable to unrealized losses on investment securities available for sale. Accounting Standards Codification Topic 740, Income Taxes, requires that companies assess whether a valuation allowance should be established against their deferred tax assets based on the consideration of all available evidence using a more likely than not that the tax position will be realized or sustained upon examination. The Company’s management considers both positive and negative evidence and analyzes changes in near-term market conditions as well as other factors which may impact future operating results. At December 31, 2009, the Company’s management believes that is more likely than not that it will be able to realize its net deferred tax assets.

The Bank’s deferred income tax benefits and liabilities are the result of temporary differences in provisions for loan losses, depreciation, amortization of deposit premiums, deferred income, impairment of equity securities and investment security discount accretion.

The cumulative loss incurred by the Company in 2008 and 2009 was the primary negative factor considered by management. Additionally general economic conditions in the Company’s primary markets and the potential for ongoing weakening asset quality were also evaluated as potential negative factors.

Despite recent losses and the challenging economic environment, the Company has a history of strong earnings, is well capitalized, has specific available tax planning strategies currently under consideration that would generate certain amounts of taxable income, including but not limited to:

•

Prior to the losses in 2008 and 2009 from asset quality costs, the Company had a history of consistent earnings with cumulative pretax net income of $15,017,000 for the five year period ending December 31, 2007.

•	The Board of Directors has authorized management to liquidate all bank owned life insurance policies in 2010 which is expected to create a taxable pretax gain of approximately $1,800,000.

•	In February 2010 we sold securities creating a taxable gain of $376,000 and reinvesting the proceeds of the sales into securities that generate taxable income.

Over the last quarter, asset quality indicators have stabilized and improved while core earnings have increased to levels last attained in 2007, so it appears more likely than not that over the next two to five years taxable income will return to levels approaching those prior to 2008.

Earning Assets

Average earning assets were $481.9 million during 2009, a decrease of 1.8% from 2008. Average earning assets were $490.9 million in 2008, an increase of 21.4% over the $404.3 million balance for 2007. Total average earning assets represented 86.3%, 91.0%, and 92.2% of total average assets during the years ended December 31, 2009, 2008 and 2007, respectively. A summary of average assets is shown in the following table.

Average Asset Mix (dollars in thousands)

	2009		2008		2007
	Average Balance	Percent	Average Balance	Percent	Average Balance	Percent
Earning assets:
Loans, net	$368,458	65.96%	$376,747	69.84%	$332,451	75.80%
Investment securities	92,344	16.53%	105,962	19.64%	65,454	14.92%
Federal funds sold	12,784	2.29%	6,318	1.17%	5,481	1.25%
Deposits with banks	8,323	1.49%	1,999.37%		943.21%

Total earning assets	481,909	86.27%	491,026	91.02%	404,329	92.18%
Nonearning assets:
Cash and due from banks	25,450	4.55%	8,181	1.52%	8,204	1.88%
Premises and equipment	17,346	3.11%	17,093	3.17%	8,475	1.93%
Other assets	33,913	6.07%	23,168	4.29%	17,571	4.01%

Total nonearning assets	76,709	13.73%	48,442	8.98%	34,250	7.82%

Total assets	$558,618	100.00%	$539,468	100.00%	$438,579	100.00%

Loans

The Bank makes both consumer and commercial loans to borrowers in all neighborhoods within its market area, including low- and moderate-income areas. This assists management to diversify market risk. The Bank’s market area is generally defined to be all of Columbus, Brunswick, Bladen and New Hanover counties of North Carolina and Lancaster and Horry counties of South Carolina. The Bank emphasizes consumer based installment loans, commercial loans to small and medium sized businesses and real estate loans

Real estate loans represented 87.3% of total loans at March 31, 2010. Total loans secured by one-to-four family residential properties represented 23.6% of total loans at March 31, 2010. Loans for commercial and business purposes were $27.5 million, or 8.0% of total loans outstanding at March 31, 2010.

The amounts of gross loans outstanding by type at March 31, 2010 are shown in the following table.

Loan Portfolio Summary (thousands)

March 31, 2010
Construction and development	$112,474
Farmland	2,808
1-4 family residential	80,957
Multifamily residential	11,390
Nonfarm, nonresidential	91,478

Total real estate	299,107
Agricultural	822
Commercial and industrial	27,530
Consumer	14,062
Other	996

Total	$342,517

The maturity/re-pricing distributions of loans as of March 31, 2010 are set forth in the following table.

Maturity Schedule of Loans (dollars in thousands)

	Commercial and Industrial	Construction and Development	Others	Total Amount	Percent
Three months or less	$8,830	$36,077	$75,359	$120,266	35.11%
Over three months to twelve months	4,509	18,421	16,198	39,128	11.43%
Over one year to five years	11,814	48,267	68,687	128,768	37.59%
Over five years	2,377	9,709	42,269	54,355	15.87%

Total loans	$27,530	$112,474	$202,513	$342,517	100.00%

A significant portion of the loan portfolio is made up of loans secured by various types of real estate. Real estate loans represented 86.3%, 83.6%, and 82.6% of total loans at December 31, 2009, 2008, and 2007, respectively. Total loans secured by one-to-four family residential properties represented 22.8%, 21.7% and 21.0% of total loans at the end of 2009, 2008 and 2007, respectively. Loans for commercial and business purposes were $32.5 million, $43.0 million and $43.6 million, or 9.3%, 11.1% and 12.1% of total loans outstanding at December 31, 2009, 2008 and 2007, respectively.

The amounts of gross loans outstanding by type at December 31, 2009 through December 31, 2005 are shown in the following table.

Loan Portfolio Summary (thousands)

	2009	2008	2007	2006	2005
Construction and development	$121,838	$125,878	$121,760	$109,036	$83,575
Farmland	2,473	3,343	3,806	2,412	2,545
1-4 family residential	80,071	83,734	75,671	64,475	62,796
Multifamily residential	9,879	11,802	3,670	3,650	4,495
Nonfarm, nonresidential	88,197	98,438	93,222	73,529	67,199

Total real estate	302,458	323,195	298,129	253,102	220,610
Agricultural	563	654	671	675	388
Commercial and industrial	32,551	42,958	43,617	48,858	29,036
Consumer	13,380	17,217	13,950	13,172	10,544
Other	1,512	2,432	4,610	1,783	1,327

Total	$350,464	$386,456	$360,977	$317,590	$261,905

The maturity/re-pricing distributions of loans as of December 31, 2009 are set forth in the following table.

Maturity Schedule of Loans (dollars in thousands)

	Commercial and Industrial	Construction and Development	Others	Total Amount	Percent
Three months or less	$12,285	$45,517	$68,130	$125,932	35.93%
Over three months to twelve months	4,936	19,973	17,205	42,114	12.02%
Over one year to five years	13,396	49,051	68,146	130,593	37.26%
Over five years	1,934	7,297	42,594	51,825	14.79%

Total loans	$32,551	$121,838	$196,075	$350,464	100.00%

Investment Securities

The Bank uses its investment portfolio to provide liquidity for unexpected deposit decreases, to fund loans, to meet the Bank’s interest rate sensitivity goals and to generate income.

Securities are classified as securities held to maturity when management has the intent and the Bank has the ability at the time of purchase to hold the securities to maturity. Securities held to maturity are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities to be held for indefinite periods of time are classified as securities available for sale. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in stockholders’ equity. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the security’s prepayment risk, increases in loan demand, general liquidity needs and other similar factors. The entire securities portfolio is classified as available for sale.

Management of the investment portfolio is conservative with virtually all investments taking the form of purchases of Government sponsored enterprises, Corporate securities, municipal securities, and mortgage-backed securities. Management views the investment portfolio as a source of income, and purchases securities with that in mind.

However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, management may sell certain securities prior to their maturity.

The following tables present the investment portfolio as of March 31, 2010 and December 31, 2009 by major types of investments and maturity ranges. Maturities may differ from scheduled maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid prior to the scheduled maturity date. Maturities on all other securities are based on the contractual maturity.

Investment Securities (dollars in thousands)

	March 31, 2010
	Amortized Cost Due
	In One Yr. Or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total	Fair Value
Municipal securities	$—	$—	$—	$7,374	$7,374	$6,516
Corporate securities	—	2,000	—	2,282	4,282	3,326
Single issue trust preferred securities	—	1,002	—	6,166	7,168	6,083
Mortgage-backed securities	—	—	—	77,401	77,401	77,395

Total	$—	$3,002	$—	$93,223	$96,225	$93,320

Weighted average yields
Municipal securities	—%	—%	—%	4.38%		4.38%
Corporate securities	—%	1.74%	—%	7.65%		4.89%
Single issue trust preferred securities	—%	5.49%	—%	5.08%		5.31%
Mortgage-backed securities	—%	—%	—%	4.01%		4.01%

Consolidated	—%	3.41%	—%	4.20%		4.17%

Investment Securities (dollars in thousands)

	December 31, 2009
	Amortized Cost Due
	In One Yr. Or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total	Fair Value
Investment securities
Municipal securities	—	470	—	12,613	13,083	12,075
Corporate securities	1,323	2,000	—	2,295	5,618	4,502
Single issue trust preferred securities	—	—	1,002	11,088	12,090	10,552
Pool trust preferred securities	—	—	—	134	134	82
Mortgage-backed securities	—	—	—	61,167	61,167	60,558

Total	$1,323	$2,470	$1,002	$87,297	$92,092	$87,769

Weighted average yields
Municipal securities	—%	4.00%	—%	4.32%		4.31%
Corporate securities	—%	1.77%	—%	7.65%		4.91%
Single issue trust preferred securities	—%	—%	6.75%	6.33%		6.37%
Pooled trust preferred securities	—%	—%	—%	18.92%		18.92%
Mortgage-backed securities	—%	—%	—%	4.17%		4.17%

Consolidated	—%	2.19%	6.75%	4.58%		4.47%

	2008
	Book Value	Fair Value
Investment securities
Government sponsored enterprises (FHLB, FFCB and FHLMC)	$10,500	$10,606
Equity securities	53	53
Municipal securities	16,577	14,772
Corporate securities	7,319	5,348
Single issue trust preferred securities	21,565	15,573
Pooled trust preferred securities	570	140
Mortgage-backed securities	40,091	40,910

Total	$96,675	$87,403

The interest rate environment and the need for liquidity resulted in an annualized average yield on the investment portfolio of 5.1%, 6.0%, and 5.8% during 2009, 2008 and 2007, respectively. At December 31, 2009, 2008 and 2007, the market value of the investment portfolio was $87.8 million, $87.4 million, and $99.3 million, respectively. Amortized cost was $92.1 million, $96.7 million, and $100.3 million. The investment portfolio was restructured in 2009, as municipal securities, corporate securities and single issue trust preferred securities were sold to reduce risk on the balance sheet and replaced with mortgage-backed securities with less risk to the balance sheet.

Federal Funds Sold

Federal funds represent the most liquid portion of the Bank’s invested funds and generally the lowest yielding portion of earning assets. However, because of the flat yield curve and the need to maintain liquidity, management maintained a significant amount of Federal funds during the past three years. Average Federal funds sold totaled $12.8 million, $6.3 million, and $5.5 million in 2009, 2008, and 2007, respectively. Federal funds sold were $6,565,000 at March 31, 2010, $21,315,000 million at December 31, 2009 and $4,281,000 at December 31, 2008.

Deposits

The Bank relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less time deposits in denominations of $100,000 or more) are the primary funding source.

The Bank’s balance sheet growth is largely determined by the availability of deposits in its market, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for better deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. The Bank’s management must continuously monitor market pricing, competitor’s rates, and internal interest rate spreads to maintain the Bank’s growth and achieve profitability. The Bank attempts to structure rates so as to promote deposit and asset growth while at the same time increasing the overall profitability of the Bank.

Average total deposits were $443.0 million during 2009. This is an increase of 6.6% over 2008. Average total deposits were $415.7 million for the year ended December 31, 2008, an increase of 17.3% over 2007. The majority of those deposits were core deposits. The percentage of the Bank’s average deposits that were interest bearing in 2009 was 92.1% and 91.9% during 2008 and 89.8% during 2007. Average demand deposits which earn no interest were $34.9 million, $33.8 million and $36.2 million for the periods ended December 31, 2009, 2008 and 2007, respectively.

Deposits on March 31, 2010, were $488.2 million compared to $433.5 million on December 31, 2009. Interest-bearing accounts represented 93.3% of total deposits at March 31, 2010 and 92.4% of total deposits at December 31, 2009. The significant increase in deposits was the result of the Bank taking advantage of low deposit interest rates in the brokered CD market, purchasing brokered CDs of approximately $40,000,000.

Management’s strategy has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Large denomination certificates of deposit are particularly sensitive to changes in interest rates. Management considers these deposits to be volatile and, in order to minimize liquidity and interest rate risks, invests these funds in short-term investments.

Average deposits and related average rates paid for the period ended March 31, 2010 are summarized in the following table.

Average Deposit Mix (dollars in thousands)

	Period Ended March 31, 2010
	Amount	Rate
Interest bearing deposits:
Demand accounts	$36,698.58%
Money market	100,778	1.32
Savings	11,040.65
Time deposit	260,890	2.13

Total interest bearing deposits	409,406	1.76
Non-interest bearing demand deposits	33,007

Total deposits	$442,413

The following table provides maturity information relating to time deposits of $100,000 or more at March 31, 2010.

Large Time Deposit Maturities, (thousands)

Remaining maturity of three months or less	$63,711
Remaining maturity over three through twelve months	99,290
Remaining maturity over twelve months	64,358

Total time deposits of $100,000 or more	$227,359

The following table provides maturity information relating to brokered deposits at March 31, 2010:

Brokered Deposit Maturities, (thousands)

Remaining maturity of three months or less	$14,973
Remaining maturity over three through twelve months	36,158
Remaining maturity over one through three years	42,844

Total brokered deposits	$93,975

Average deposits and related average rates paid for the periods ended December 31, 2009, 2008, and 2007 are summarized in the following table.

Average Deposit Mix (dollars in thousands)

	2009		2008		2007
	Amount	Rate	Amount	Rate	Amount	Rate
Interest bearing deposits:
Demand accounts	$35,775.49%		$29,399.61%		$26,714.62%
Money market	91,071	1.42	67,749	2.57	66,482	3.58
Savings	10,552.65		8,831	1.12	6,138.89
Time deposit	270,669	4.16	275,956	4.16	218,997	5.05

Total interest bearing deposits	408,067	2.27	381,935	3.54	318,331	4.29
Noninterest bearing demand deposits	34,892		33,775		36,181

Total deposits	$442,959		$415,710		$354,512

The following table provides maturity information relating to time deposits of $100,000 or more at December 31, 2009.

Large Time Deposit Maturities, (thousands)

Remaining maturity of three months or less	$46,116
Remaining maturity over three through twelve months	100,052
Remaining maturity over twelve months	30,617

Total time deposits of $100,000 or more	$176,785

The following table provides maturity information relating to brokered deposits at December 31, 2009:

Brokered Deposit Maturities, (thousands)

Remaining maturity of three months or less	$6,833
Remaining maturity over three through twelve months	40,059
Remaining maturity over one through three years	13,703

Total brokered deposits	$60,595

Securities Sold Under Agreements to Repurchase

Other borrowed funds consisting of securities sold under agreements to repurchase and Federal funds purchased were $20.6 million at March 31, 2010 and $20.6 million, $23.8 million and $29.2 million at December 31, 2009, 2008 and 2007, respectively. Average short-term debt was $8.9 million, $22.6 million and $10.5 million during 2009, 2008 and 2007, respectively. The related interest expense was $208,032, $500,682 and $468,792 during 2009, 2008 and 2007, respectively.

Other Short-term Borrowings

Short-term borrowings at March 31, 2010 were $1.0 million compared to $3.5 million at December 31, 2009. There were no short-term borrowings funded by the Federal Home Loan Bank of Atlanta at March 31, 2010 and $2.5 million in short-term borrowings at December 31, 2009 funded by the Federal Home Loan Bank of Atlanta. Also included in other short-term borrowings at March 31, 2010 and December 31, 2009 were $1.0 million which is funded by Nexity Bank that will mature on July 1, 2020 at a 5.00% lending rate. Other liabilities at March 31, 2010 were $1.9 million compared to $2.1 million at December 31, 2009.

Long-term Debt

As a member of the Federal Home Loan Bank of Atlanta, the Bank has the ability to borrow up to 10% of total assets in the form of FHLB advances. At March 31, 2010, advances of $40.0 million were outstanding. At December 31, 2009 and 2008 advances of $40.0 million and $42.5 million, respectively were outstanding. The average amount outstanding during 2009 and 2008 was $40.2 million and $34.9 million, respectively. Approximately $20.0 million in 1-4 family residential loans, $22.0 million in commercial real estate loans and $10.0 million in home equity line of credit loans were pledged as collateral for the FHLB advances at March 31, 2010. On June 27, 2008, Waccamaw Bank, sold in a private placement to qualified institutional investors, an aggregate of $3.0 million of subordinated notes that will mature on July 1, 2015 at 3 month LIBOR plus 350 basis points.

Long-term debt at March 31, 2010 consisted of the following:

Maturity Date	Advance	Rate
07/01/15	$3,000,000	90 Day LIBOR + 3.50%
09/02/11	5,000,000	Fixed at 3.76%
07/17/12	9,000,000	Fixed at 4.48%
09/04/12	6,000,000	Fixed at 4.00%
09/03/13	6,000,000	Fixed at 4.15%
12/02/13	5,000,000	Fixed at 4.39%
09/29/15	4,000,000	Fixed at 4.06%
04/22/19	5,000,000	Fixed at 4.75%

	$43,000,000

Capital Adequacy

Waccamaw Bankshares, Inc. maintains a strong capital position which exceeds all capital adequacy requirements of Federal regulatory authorities. The Bank also exceeds all capital adequacy requirements under the applicable Federal regulations.

Total stockholders’ equity at March 31, 2010 was $18.1 million compared to $17.2 million at December 31, 2009. This $952,226 increase was primarily due to unrealized losses on securities available for sale increasing $1,482,300, net of tax, and operating income of $288,415 for the quarter ended March 31, 2010.

Stockholders’ equity was $17.2 million at December 31, 2009. This was a 38.4% decrease from the $27.8 million at the end of 2008. Average stockholders’ equity as a percentage of average total assets was 5.2%, 6.2% and 7.9% for 2009, 2008, and 2007, respectively.

The Company completed a unit offering on August 31, 2006 with each unit consisting of one share of common stock and one warrant to purchase a share of the Company’s common stock at a price per share of $21.82 at any time until September 30, 2009. The units were offered for sale to the holders of record of the Company’s common stock at the close of business on July 12, 2006. The offering raised $3.6 million (less expenses of $46,000) of additional capital through the sale of 231,778 units (adjusted for stock dividends).

The Company also completed a private offering on October 31, 2006 consisting of one share of Series A convertible preferred stock and one detachable warrant to purchase one share of the Company’s common stock at a price per share of $21.82 at any time until September 30, 2009. On September 25, 2009, an amendment to the warrant agreement extended the exercise period of the warrants until September 30, 2014. All other provisions of the warrant agreements are unchanged and remain in full force and effect. The private offering raised $1.0 million less expenses of $13,000 of additional capital through the sale of 65,111 units. Each share of preferred stock may be converted at the election of its holder to one share of common stock (adjusted for stock dividends) at any time after one year and one day from the date the holder is first issued shares of series A preferred stock. The series A preferred stock is also convertible into common stock in the event state law would require a vote of the holders of the series A preferred stock before the Company could take or refrain from taking a corporate action. For more information, see “Description of Our Securities.”

The Company completed its first issuance of Trust Preferred securities in December 2003 in the amount of $8.0 million and completed its second issuance of Trust Preferred securities in July 2008 in the amount of $4.0 million. The Trust Preferred securities are accounted for as long-term debt in the accompanying financial statements, however, for regulatory capital purposes, these issuances are considered Tier 1 capital. The Company has exercised its right to defer payments on the junior subordinated debentures underlying its outstanding trust preferred securities.

The proceeds from these capital transactions are being utilized to capitalize the continued growth of the Company and the Bank.

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. For the Company, risk-based capital guidelines require minimum ratios of core (Tier 1) capital (common stockholders’ equity) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets) to risk-weighted assets of 8.0%. As of March 31, 2010, the Company’s Tier 1 risk-weighted capital ratio and total capital ratio were 8.18% and 9.14%, respectively. As of December 31, 2009, the Company’s Tier 1 risk-weighted capital ratio and total capital ratio were 7.9% and 8.9%, respectively.

The Bank also has capital ratio constraints with which to comply. These ratios are slightly different than those required at the parent company level. At March 31, 2010, the Bank’s capital ratios were as follows: Tier 1 leverage ratio, 5.87%, Tier 1 risk-based capital ratio, 8.37% and total risk-based ratio, 10.43%. At December 31, 2009, the Bank’s capital ratios were as follows: Tier 1 leverage ratio, 6.0%, Tier 1 risk-based capital ratio 8.1% and total risk-based ratio, 10.1%. These capital ratios were sufficient at March 31, 2010 and December 31, 2009 to classify the Bank as “well capitalized” in accordance with the FDIC’s regulatory capital rules. The Company’s and Bank’s actual capital amounts and ratios at March 31, 2010 are presented in the following table.

Capital Requirements (dollars in thousands)

Waccamaw Bankshares, Inc.

			Risk-based Capital
	Leverage Capital		Tier 1 Capital		Total Capital
	Amount	Percentage(1)	Amount	Percentage(2)	Amount	Percentage(2)
Actual	$31,256	5.73%	$31,256	8.18%	$34,916	9.14%
Well Capitalized	n/a	n/a	22,923	6.00%	38,205	10.00%

Waccamaw Bank

			Risk-based Capital
	Leverage Capital		Tier 1 Capital		Total Capital
	Amount	Percentage(1)	Amount	Percentage(2)	Amount	Percentage(2)
Actual	$31,923	5.87%	$31,923	8.37%	$39,759	10.43%
Well Capitalized	27,194	5.00%	22,878	6.00%	38,130	10.00%

(1)	Percentage of total adjusted average assets. The Federal Reserve Board (“FRB”) minimum leverage ratio requirement is 3 percent to 5 percent, depending on the institution’s composite rating as determined by its regulators. The FRB has not advised the Company of any specific requirements applicable to it.
(2)	Percentage of risk-weighted assets.

Non-performing and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank also attempts to reduce repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

The allowance for loan losses is maintained at a level adequate to absorb probable losses. Some of the factors which management considers in determining the appropriate level of the allowance for credit losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, regulatory policies, and in particular, how such conditions relate to the market areas that the Bank serves. Bank regulators also periodically review the Bank’s loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

The accrual of interest on loans is discontinued on a loan when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in the following table.

Allowance for Loan Losses (dollars in thousands)

	Periods Ended March 31,
	2010	2009
Balance at beginning of period	$10,149	$7,188

Charge-offs:
Construction loans	(431)	—
Commercial and industrial loans	(95)	(19)
Consumer and other	(374)	(88)

Total charge-offs	(900)	(107)

Recoveries:
Construction loans	143	—
Commercial and industrial loans	8	—
Consumer and other	26	12

Total recoveries	177	12

Net charge-offs	723	95

Provision for loan losses	1,016	988

Balance at the end of the period	$10,442	$8,081

Total loans outstanding at period-end	$342,517	$384,869
Average net loans outstanding for the period	$341,145	$388,116
Allowance for loan losses to loans outstanding	3.05%	2.10%
Ratio of net loan charge-offs to average loans outstanding (annualized)	0.86%	.09%

The following table sets forth information about the Bank’s allowance for loan losses by asset category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

Allowance for Loan Losses by Category (dollars in thousands)

	Periods Ended March 31,
	2010		2009
	Amount	%(1)	Amount	%(1)
Construction and development	$3,429	32.84	$2,885	35.70
Farmland	86.82		64.79
1-4 family residential	2,468	23.64	1,628	20.15
Multifamily residential	347	3.32	263	3.25
Nonfarm, nonresidential	2,789	26.71	2,008	24.85

Total real estate	9,119	87.33	6,848	84.74
Agricultural	25.24		17.21
Commercial and industrial	839	8.04	849	10.51
Consumer	429	4.10	316	3.91
Other	30.29		51.63

Total	$10,442	100.00	$8,081	100.00

(1)	Represents the percentage of loans in each category to total loans outstanding.

Management realizes that general economic trends greatly affect loan losses and no assurances can be made about future losses. Management does, however consider the allowance for loan losses to be adequate at March 31, 2010.

The following table sets forth information about the Bank’s non-performing assets.

Non-performing Assets (dollars in thousands)

	March 31,		December 31,
	2010	2009	2009	2008
Non-accrual loans	$31,053	$19,014	$21,440	$15,633
Loans past due 90 days or more and still accruing interest	1,161	1,869	1,409	1,451

Total non-performing loans	32,214	20,883	22,849	17,084
Other real estate and repossessed personal property	8,103	1,058	5,015	963

Total non-performing assets	$40,317	$21,941	$27,864	$18,047

Non-performing assets as a percentage of:
Total assets	6.88%	3.92%	5.23%	3.36%
Total loans	11.77%	5.70%	7.96%	4.67%

Asset Quality

At March 31, 2010, the Company had approximately $13.7 million in loans that were 30-89 days past due. This represented 3.99% of gross loans outstanding on that date. At December 31, 2009, the Company had approximately $26.3 million in loans that were 30-89 days past due. This represented 7.50% of gross loans outstanding on that date. This is an increase from December 31, 2008 when there were approximately $8.0 million in loans that were 30-89 days past due, or 2.07% of gross loans outstanding. At December 31, 2007 there were approximately $4.2 million in loans that were 30-89 days past due, or 1.17% of gross loans outstanding. The increase in past dues is spread throughout each category of the loan portfolio and is due primarily to the continued weakening of economic conditions both locally and nationally. Non-accrual loans were $31.1 million at March 31, 2010. Non-accrual loans increased $5.8 million to $21.4 million at December 31, 2009 compared to $15.6 million at December 31, 2008, primarily as a result of 3 loan relationships of $1 million or more totaling $6.8 million that were reclassified from past due status to non-accrual. Non-accrual loans totaled $1.5 million at December 31, 2007.

The percentage of non-performing loans (non-accrual loans and loans that were 90 days or more past due but still in accruing status) to total loans increased 263 basis points from 6.78% at December 31, 2009 to 9.41% at March 31, 2010. The percentage of non-performing loans to total loans increased 194 basis points from 4.43% at December 31, 2008 to 6.78% at December 31, 2009. The percentage of non-performing loans at December 31, 2007 was 1.15%. The Company had no loans that were considered troubled debt restructured loans.

At March 31, 2010, there were $38.3 million of loans that were reviewed for individual impairment under FAS 114. Of these impaired loans, $727,663 was identified to have impairment of $277,663. The allowance for loan losses was $10.4 million at March 31, 2010, or 3.05% of gross loans outstanding. This is an increase of 15 basis points from the 2.90% of gross loans at December 31, 2009. The allowance for loan losses at March 31, 2010 represented 27.3% of impaired loans. It is management’s assessment that the allowance for loan losses as of March 31, 2010 is appropriate in light of the risk inherent within the Company’s loan portfolio. No assurances, however, can be made that further adjustments to the allowance for loan losses may not be deemed necessary.

At December 31, 2009, there were $41.6 million of loans that were reviewed for individual impairment under FAS 114. None of these impaired loans required a specific reserve at December 31, 2009. At December 31, 2008, $25.2 million in loans were classified as impaired of which $22.8 million required a specific reserve of $3.6 million. At December 31, 2007, $2.5 million in loans were classified as impaired of which no loans required a specific reserve. The allowance for loan losses was $10.1 million at December 31, 2009 or 2.90% of gross loans outstanding. This is an increase of 104 basis points from the 1.86% of gross loans at December 31, 2008. The allowance for loans losses was $5.4 million at December 31, 2007. The allowance for loan losses at December 31, 2009 represented 24.41% of impaired loans compared to 28.49% at December 31, 2008. The allowance for loans losses at December 31, 2007 represented 215.07%. This increase in the allowance for 2009 resulted from provisions for loan losses of $16.6 million, partially offset by net charge-offs of $13.7 million. Most of the loans charged-off in 2009 were classified as impaired at December 31, 2009. It is management’s assessment that the allowance for loan losses as of December 31, 2009 is appropriate in light of the risk inherent within the Company’s loan portfolio. No assurances, however, can be made that further adjustments to the allowance for loan losses may not be deemed necessary.

The total non-performing assets, (non-accrual loans, loans greater than 90 days past due and still accruing and other real estate owned), at March 31, 2010 was $40.3 million. The allowance for loan losses at March 31, 2010 represented 25.9% of non-performing assets. The total non-performing assets at December 31, 2009, December 31, 2008 and December 31, 2007 were $27.9 million, $18.0 million and $4.5 million, respectively. The allowance for loan losses at December 31, 2009 represented 36.4% of non-performing assets compared to 39.83% at December 31, 2008.

Since 2007, the allowance for loan losses model had been modified and refined. The previous method included a FAS 5 component that incorporated a risk grade assessment that was primarily based on peer group averages. In response to changes in the economic environment, in early 2008, the Bank implemented a new allowance for loan losses model, developed by a vendor with expertise in credit risk monitoring. The new model incorporates a FAS 5 component that builds upon actual historical losses by call report code, adjusted for environmental changes in the lending environment. At December 31, 2007, the FAS 5 component accounted for essentially all of the Bank’s allowance for loan losses, as the local economy at that time was still relatively healthy and real estate values were not in decline.

Additional information is as follows:

	2009	2008	2007
Impaired loans	$41,575,130	$25,227,758	$2,504,192
Unimpaired loans	308,594,595	360,843,112	358,019,757

Gross loans	$350,169,725	$386,070,870	$360,523,949

Specific reserve on impaired loans	$—	$3,586,786	$—
Reserve related to FAS 5	10,148,927	3,601,195	5,385,782

Total allowance for loan losses	$10,148,927	$7,187,981	$5,385,782

Allowance to gross loans	2.90%	1.86%	1.49%
Specific reserve to impaired loans	—	14.22%	—
FAS 5 reserves to unimpaired loans	3.29%	1.00%	1.49%

The Bank’s allowance for loan and lease losses methodology involves the following: The Registrant evaluates loans and relationships greater than $500,000 and in non-performing status (non-accrual, greater than 90 days still accruing, etc.) or otherwise deemed to be impaired for individual impairment under FAS 114. Further, individual impairment is calculated for any loan, regardless of size, rising to the level of Troubled Debt Restructure. Once the FAS 114 analysis is completed, the valuation is reviewed for required specific reserve adjustment at least quarterly. On large or complex credits (generally those in excess of $1,000,000), the Bank obtains a liquidation or quick-sale appraisal at the initial impairment determination and adjusts the specific reserve upon receipt and review of the appraisal. Generally, the Bank obtains an updated appraisal on such properties annually. On smaller credits, the decision to pay for an in-debt appraisal is made on a case-by-case basis. In cases where such an updated appraisal is not obtained, the Bank may elect to apply a discount to the most recent appraisal obtained for the property in question. This discount is based on changes in value observed from appraisals on similar properties and knowledge about recent sales of similar properties. Again, these evaluations are reviewed quarterly.

Loans evaluated under FAS 114 are removed from the FAS 5 general loan classifications, to avoid double reserving. Our ALLL model breaks FAS 5 down into two parts: reserves based upon historical losses (adjusted to account for current economic outlook or other factors), risk grade or past due status, years to impairment, and an “unallocated” section based on observations of general economic conditions, local unemployment figures, GDP trends, or other quantitative or qualitative factors.

Liquidity and Sensitivity

The principal goals of the Bank’s asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash in order to fund depositors’ withdrawals or borrowers’ loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest against liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

Management must ensure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates of deposit, Federal funds lines from correspondent banks, borrowings from the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either re-price or mature. Management attempts to maintain the portfolios of earning assets and interest-bearing liabilities with maturities or re-pricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates.

At March 31, 2010, the Bank was cumulatively asset-sensitive (earning assets subject to interest rate changes exceeded interest-bearing liabilities subject to changes in interest rates). Demand, savings and money market accounts re-pricing within three months totaled $154.9 million. Historically, these short-term deposits are not as rate sensitive as other types of interest-bearing deposits. The Bank is liability sensitive in the three month or less time period and the four to twelve months time period, with the thirteen to sixty months time period being asset-sensitive and the over sixty months time period being asset-sensitive.

Time deposits in denominations of $100,000 or more and large municipal repurchase accounts are especially susceptible to interest rate changes. These deposits are matched with short-term investments. Matching sensitive positions alone does not ensure that the Bank has no interest rate risk. The re-pricing characteristics of assets are different from the re-pricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the re-pricing opportunities of assets and liabilities are perfectly matched.

Mortgage backed securities are shown based on their contractual maturity but tend to be repaid earlier. Repurchase agreements with a put feature are shown in the re-pricing period in which the structure is put back to the Bank.

The Company’s historical liquidity management process included anticipating operating cash requirements, evaluating time deposit maturities, monitoring loan to deposit ratios and correlating these activities to an overall periodic internal liquidity measure. In evaluating our asset mix, we have sought to maintain a securities portfolio sufficient to provide short-term liquidity in periods of unusual fluctuations.

The tables below show the sensitivity of the Bank’s balance sheet at the dates indicated but are not necessarily indicative of the position on other dates.

Interest Rate Sensitivity (dollars in thousands)

	March 31, 2010 Maturities/Re-pricing
	1-3 Months	4-12 Months	13-60 Months	Over 60 Months	Total
Earning assets:
Loans	$120,266	$39,128	$128,768	$54,355	$342,517
Investments	—	—	3,002	93,223	96,225
Federal funds sold	6,565	—	—	—	6,565
Deposits with banks	79,283	—	—	—	79,283

Total	206,114	39,128	131,770	147,578	524,590

Interest-bearing liabilities:
Demand accounts	40,347	—	—	—	40,347
Savings and money market	114,532	—	—	—	114,532
Time deposits	76,262	141,432	82,955	—	300,649
Repurchase agreements and purchased funds	3,557	—	10,000	7,000	20,557
Other short-term borrowings	—	1,000	—	—	1,000
Long-term debt	—	—	31,000	12,000	43,000
Subordinated debentures	12,372	—	—	—	12,372

Total	247,070	142,432	123,955	19,000	532,457

Interest rate gap	$(40,956)	$(103,304)	$7,815	$128,578	$(7,867)

Cumulative interest sensitivity gap	$(40,956)	$(144,260)	$(136,445)	$(7,867)
Ratio of sensitivity gap to total earnings assets	(7.81)%	(19.69)%	1.49%	24.51%	(1.50)%
Cumulative ratio of sensitivity gap to total earnings assets	(7.81)%	(27.50)%	(26.01)%	(1.50)%

Interest Rate Sensitivity (dollars in thousands)

	December 31, 2009 Maturities/Re-pricing
	1-3 Months	4-12 Months	13-60 Months	Over 60 Months	Total
Earning assets:
Loans	$125,932	$42,114	$130,593	$51,825	$350,464
Investments	1,323	—	3,472	87,297	92,092
Federal funds sold	21,315	—	—	—	21,315
Deposits with banks	7,696	—	—	—	7,696

Total	156,266	42,114	134,065	139,122	471,567

Interest-bearing liabilities:
Demand accounts	35,476	—	—	—	35,476
Savings and money market	111,509	—	—	—	111,509
Time deposits	72,814	136,408	44,391	—	253,613
Repurchase agreements and purchased funds	3,615	—	10,000	7,000	20,615
Other short-term borrowings	2,500	1,000	—	—	3,500
Long-term debt	—	—	31,000	12,000	43,000
Subordinated debentures	12,372	—	—	—	12,372

Total	238,286	137,408	85,391	19,000	480,085

Interest rate gap	$(82,020)	$(95,294)	$48,674	$120,122	$(8,518)

Cumulative interest sensitivity gap	$(82,020)	$(177,314)	$(128,640)	$(8,518)
Ratio of sensitivity gap to total earnings assets	(17.39)%	(20.21)%	10.32%	25.47%	(1.81)%
Cumulative ratio of sensitivity gap to total earnings assets	(17.39)%	(37.60)%	(27.28)%	(1.81)%

Effects of Inflation

Interest rates are affected by inflation, but the timing and magnitude of the changes may not coincide with changes in the consumer price index. Management actively monitors the Bank’s interest rate sensitivity in order to minimize the effects of inflationary trends on the Bank’s operations. Other areas of non-interest expense may be more directly affected by inflation. Since our assets and liabilities are primarily monetary in nature, our performance is more affected by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not necessarily be the same.

While the effect of inflation on a financial institution is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and financial institutions will normally experience above average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Commitments and Contingencies

Litigation

In the normal course of business the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the financial statements.

Financial Instruments with Off-Balance-Sheet Risk

To meet the financing needs of its customers, the Bank is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheet.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank’s commitments are as follows:

	March 31, 2010	December 31, 2009	December 31, 2008
Commitments to extend credit	$38,508,000	$41,072,000	$41,067,000
Stand-by letters of credit	796,000	796,000	3,194,000

	$39,304,000	$41,868,000	$44,261,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Concentrations of Credit Risk

Substantially all of the Bank’s loans and commitments to extend credit have been granted to customers in the Bank’s market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 5. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

The Bank’s primary focus is toward commercial, consumer and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $4,000,000.

The Bank from time to time has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

Financial Ratios

The following table summarizes ratios considered to be significant indicators of the Company’s operating results and financial condition for the periods indicated.

Key Financial Ratios

	March 31,
	2010	2009
Average equity to average assets	3.82%	4.96%
Return on average assets	.21%	(.10)%
Return on average equity	5.63%	(1.95)%

Key Financial Ratios

	2009	2008	2007
Average equity to average assets	5.17%	6.20%	7.64%
Return on average assets	(2.54)%	(.38)%	.89%
Return on average equity	(49.18)%	(6.11)%	11.67%

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s profitability is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-bearing assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits and borrowings. The Company’s primary market risk is interest rate risk, which is the result of differing maturities or re-pricing intervals of interest-earning assets and interest-bearing liabilities with the goals of minimizing interest rate fluctuations in its net interest income. The Company does not maintain a trading account, nor is it subject to currency exchange risk or commodity price risk.

The Company’s Asset/Liability Committee (“ALCO”) meets on a monthly basis in order to assess interest rate risk, liquidity, capital and overall balance sheet management through rate shock analysis measuring various interest rate scenarios over the future 12 months. Through ALCO, the Company is able to determine fluctuations to net interest income from changes in the Prime lending rate of up to 300 basis points up or down during a 12-month period. ALCO also reviews policies and procedures related to funds management and interest rate risk based on local, national and global economic conditions along with funding strategies and balance sheet management to minimize the potential impact of earnings and liquidity from interest rate movements.

Please refer to the discussion and tabular disclosure under the heading “Liquidity and Sensitivity” in management’s discussion and analysis of our financial condition and results of operations for information about the contractual maturities, average interest rates and estimated fair values of our financial instruments that are considered market risk sensitive.

BUSINESS

Who We Are

Waccamaw Bankshares, Inc. is the holding company for Waccamaw Bank, a North Carolina-chartered community bank. We are headquartered in Whiteville, North Carolina and conduct our business through seventeen full-service banking offices located in Whiteville, Tabor City, Chadbourn, Elizabethtown, Shallotte (2), Holden Beach, Southport (2), Sunset Beach, Oak Island, and Wilmington, North Carolina and Heath Springs, Conway (2), Socastee, and Little River, South Carolina. Our primary market area includes Columbus, Bladen, Brunswick and New Hanover Counties of North Carolina and Lancaster and Horry Counties of South Carolina. Waccamaw Bank began operations in Whiteville, North Carolina on September 2, 1997 and on June 30, 2001 became our wholly owned subsidiary upon completion of our reorganization into a bank holding company. In December 2005, we announced that we had entered into an agreement to acquire the Bank of Heath Springs, Heath Springs, South Carolina and merge that institution into Waccamaw Bank. We completed that merger on April 28, 2006 adding $20.1 million in assets and one additional office to Waccamaw Bank. In 2007 we acquired four office buildings in North and South Carolina from BB&T Corporation as a result of BB&T’s merger with Coastal Financial Corporation. We did not acquire any assets or liabilities in connection with this transaction.

At March 31, 2010, we had:

•	Assets of $586.1 million,

•	Loans of $332.1 million,

•	Deposits of $488.2 million,

•	Stockholders’ equity of $18.1 million,

•	Diluted earnings per share of $0.05 (first three months of 2010),

•	Return on average assets of 0.21% (first three months of 2010, annualized),

•	Return on average equity of 5.63% (first three months of 2010, annualized),

•	Non-performing assets to total assets of 6.88%, and

•	Tangible book value per share of $3.23.

Our lending activities are oriented to the consumer and retail customer as well as small- to medium-sized businesses in our market area. Accordingly, we offer the standard complement of commercial, consumer and mortgage lending products, as well as the ability to structure products to fit specialized needs. We emphasize superior customer service and responsive decisionmaking delivered with the convenience of modern technology. We have developed a loan portfolio that is primarily composed of loans secured by real estate. Such loans comprised approximately 87% of our loan portfolio at March 31, 2010. As of March 31, 2010, our non-performing assets (including non-accrual loans, loans past due 90 days or more and still accruing interest, and other real estate and repossessed personal property) totaled $40.3 million or 6.88% of total assets. Total loans 30–89 days past due at March 31, 2010 were $13.7 million.

The deposit services offered by our bank include small business and personal checking, savings accounts and certificates of deposit. Our bank concentrates on customer relationships in building its customer deposit base and competes aggressively in the area of transaction accounts. At June 30, 2009, the most current data provided by the FDIC Deposit Market Share Report indicated that we controlled over 35% of the deposits in Columbus County where Whiteville is located, over 8% of the deposits in Bladen and Brunswick Counties, and 0.43% of the deposits in New Hanover County. In South Carolina, the June 30, 2009, FDIC Deposit Market Share Report indicated that we controlled over 2% of the deposits in Lancaster County and 0.48% of the deposits in Horry County.

We conduct all of our business activities through our banking subsidiary, Waccamaw Bank. The bank’s deposits are insured up to applicable limits by the FDIC. Our principal executive office is located at 110 North J.K. Powell Boulevard, Whiteville, North Carolina 28472 and our telephone number is (910) 641-0044. Our website is www.waccamawbank.com. Information contained on our website is not part of this prospectus.

Strategy

From our initial office in Whiteville, the county seat of Columbus County, we have expanded into neighboring towns and the contiguous counties of Bladen, Brunswick and New Hanover. With our strategic acquisition of the Bank of Heath Springs in Lancaster County, South Carolina, the legal restrictions on establishing branch offices in South Carolina have been eliminated and we may branch throughout the State of South Carolina. Since acquiring the Bank of Heath Springs, we have opened four additional South Carolina offices, including two acquired from BB&T Corporation. We currently anticipate that our future expansion will be along the North Carolina-South Carolina border and coastline. We believe our track record of opening community-based, full-service branches in contiguous towns and counties will continue to be the primary thrust of our expansion strategy. We have no immediate plans to expand our product and service base beyond that currently being provided and therefore will continue to direct our efforts to serving the banking needs of retail customers and small- to medium-sized businesses in our market area. Commercial lending secured by real estate will continue to be a focus of our lending activities and we will continue to focus our products and services on persons who reside, or do business, in our market areas.

Market Area

Our market area includes the counties of Columbus, Bladen, Brunswick, and New Hanover, North Carolina and the counties of Lancaster and Horry, South Carolina. Total deposits in our market area exceed $12.7 billion.

Columbus County is located in the southeastern portion of North Carolina near the South Carolina border. Whiteville, the largest city in the county, is approximately 45 miles west of Wilmington, North Carolina, 150 miles southeast of Charlotte, North Carolina, and 45 miles north of Myrtle Beach, South Carolina. These cities all have national or regional airports. Columbus County had an estimated 2008 population of 54,212 and an estimated 2008 median household income of $33,329.

Brunswick County is adjacent to Columbus County to the southeast and also borders South Carolina. Shallotte, the largest city in the county, is approximately 35 miles southwest of Wilmington and 35 miles northeast of Myrtle Beach. Brunswick County had an estimated 2008 population of 103,160 and an estimated 2008 median household income of $46,686.

New Hanover County is a coastal county and adjacent to Brunswick County to the north. Wilmington, the largest city in the county, has a diversified economy which includes shipping, manufacturing, medical and retail industries. New Hanover County had an estimated 2008 population of 192,538 and an estimated 2008 median household income of $51,098.

Bladen County is adjacent to Columbus County to the northeast. Elizabethtown, the largest city in the county, is approximately 50 miles northwest of Wilmington and 80 miles northwest of Myrtle Beach. Bladen County had an estimated 2008 population of 32,312 and an estimated 2008 median household income of $29,043.

Lancaster County is located in the Piedmont region of South Carolina and borders North Carolina to its north. Our branch in Heath Springs is approximately 50 miles south of Charlotte and 100 miles west of Whiteville. Lancaster County had an estimated 2008 population of 75,913 and an estimated 2008 median household income of $39,898.

Horry County is located on the coast of South Carolina and borders North Carolina to its north. It includes the city of Myrtle Beach and much of the area known as the “Grand Strand,” a stretch of beaches that is a major tourist attraction. Horry County had an estimated 2008 population of 257,380 and an estimated 2008 median household income of $42,515.

In our market area, the principal components of the economy are manufacturing, agriculture and tourism. Manufacturing employment is concentrated in the wood products and textile industries. The primary agricultural products are tobacco and hogs.

Trust Preferred Securities

In December 2003, we privately issued $8.0 million aggregate liquidation amount of floating rate trust preferred securities through Waccamaw Statutory Trust I, which was formed for the sole purpose of issuing the securities. We may redeem these trust preferred securities at our option with prior regulatory approval.

In July 2008, we privately issued $4.0 million aggregate liquidation amount of floating rate trust preferred securities through Waccamaw Statutory Trust II. These trust preferred securities must be redeemed on October 1, 2038, and may be redeemed prior to that date in certain circumstances. The principal reason for issuing these securities was that the proceeds from their sale qualifies as Tier 1 capital for regulatory capital purposes (subject to certain limitations), thereby enabling us to enhance our regulatory capital positions without diluting the ownership of our stockholders.

Dividends paid to holders of the trust preferred securities are recorded as interest expense and are deductible for income tax purposes. We have fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. Our obligations under the guarantees are unsecured and subordinate to senior and subordinated indebtedness, but are senior to our common and preferred stock.

Lending Activities

General. We provide a wide range of short- to medium-term commercial, mortgage, construction and personal loans, both secured and unsecured. We also make real estate mortgage and construction loans and Small Business Administration guaranteed loans. Many of our commercial loans are collateralized with real estate in our market but such collateral is mainly a secondary, and not a primary, source of repayment. We have maintained a balance between variable and fixed rate loans within our portfolio. Variable rate loans accounted for 53.8% of the loan balances outstanding at March 31, 2010 while fixed rate loans accounted for 46.2% of such balances.

Our loan policies and procedures establish the basic guidelines governing our lending operations. Generally, the guidelines address the types of loans that we seek, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. For any loan transaction, approval of the loan and who determines such approval is based on the total credit available to the borrower. The policies are reviewed and approved at least annually by the Board of Directors of the bank. We supplement our own supervision of the loan underwriting and approval process with periodic loan audits by internal personnel and outside professionals experienced in loan review work.

Commercial Real Estate Loans. We originate and maintain a significant amount of commercial real estate loans. Aggregate commercial real estate loan balances outstanding at March 31, 2010 equaled $91.5 million. This lending involves loans secured principally by commercial buildings and agricultural facilities. We require the personal guarantee of borrowers and a demonstrated cash flow capability sufficient to service the debt, with the real estate collateral as a secondary source of repayment. Loans secured by commercial real estate may be in greater amount and involve a greater degree of risk than one-to-four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties.

Construction Loans. Another of our primary lending focuses is construction/development lending. Balances of construction loans outstanding at March 31, 2010 totaled $112.5 million. We originate one-to-four family residential construction loans for the construction of custom homes and provide financing to builders and consumers for the construction of new homes. We are active in the construction market and make construction loans on homes that are not pre-sold, but we limit the number of such loans to any one builder. This type of lending is only done with local, well-established builders and not with large or national tract builders. We lend to builders in our market who have demonstrated a favorable record of performance and profitable operations. We also finance small tract developments and sub-divisions. We endeavor to limit our construction lending risk through adherence to established underwriting procedures and the requirement of documentation of all draw requests. We require personal guarantees and secondary sources of repayment on all construction loans.

Commercial Loans. Commercial business lending is another focus of our lending activities. At March 31, 2010, our commercial loan portfolio totaled $27.5 million. Commercial loans include secured loans for working capital, expansion and other business purposes. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. Lending decisions are based on an evaluation of the financial strength, cash flow, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, we require personal guarantees and secondary sources of repayment, primarily a deed of trust on local real estate. Commercial loans generally provide greater yields and reprice more frequently than other types of loans, such as residential real estate loans. More frequent repricing means that yields on our commercial loans adjust more quickly with changes in interest rates.

Residential Real Estate Loans and Home Equity Lines of Credit. Residential real estate loans are made for purchasing and refinancing one-to-four family properties. We provide customers access to long-term conventional real estate loans, which we originate and broker for sale in the secondary market. We receive fees in connection with the origination of mortgage loans, with such fees aggregating $86,766 for the three months ended March 31, 2010 and $380,263 for the year ended December 31, 2009. In addition to non-interest income generated by the origination of mortgage loans, we believe that offering such loans allows us to serve the convenience and needs of our customers while also affording an opportunity to cross-market our other loan and deposit products. We anticipate that we will continue to be an active originator of mortgage loans and only hold for our own account a small number of well-collateralized, non-conforming residential loans.

We also originate home equity loans and lines of credit for our own portfolio. At March 31, 2010, home equity loans and lines of credit totaled $27.8 million and comprised approximately 8.1% of our loan portfolio.

Loans to Individuals. Loans to individuals include automobile loans, boat and recreational vehicle financing and miscellaneous secured and unsecured personal loans. At March 31, 2010, our consumer loan portfolio totaled $14.1 million. Consumer loans generally can carry significantly greater risks than other loans, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are sensitive to job loss, illness and other personal factors. We attempt to manage the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss.

Loan Approvals. Our loan policies and procedures establish the basic guidelines governing lending operations. Generally, the guidelines address the type of loans that we seek, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans and credit lines are subject to approval procedures and amount limitations. Depending upon the loan requested, approval may be granted by the individual loan officer, our officers’ loan committee or, for the largest relationships, the directors’ loan committee. These limitations apply to the borrower’s total outstanding indebtedness to us, including the indebtedness of any guarantor, letters of credit, overdrafts and uncollected funds. These policies are reviewed and approved at least annually by the Board of Directors.

Responsibility for loan review, underwriting, compliance and document monitoring resides with our senior credit officer, who is responsible for loan processing and approval. The Board of Directors of the bank determines officer lending authorities on an annual basis.

Loan Participations. From time to time we purchase and sell loan participations to or from other banks within and outside our market area. All loan participations purchased have been underwritten using our standard and customary underwriting criteria.

Credit Cards. We offer credit cards on an agency basis as an accommodation to our customers. We assume none of the underwriting risk associated with this product.

Banking Technology

Our customers have the ability to perform online banking and bill paying, request check copies, reorder checks and make certain transfers. We provide our customers with imaged check statements, thereby eliminating the cost of returning checks to customers and eliminating the clutter of canceled checks.

Competition

Commercial banking in North Carolina is extremely competitive in large part due to early adoption of statewide branching. For example, as of June 30, 2009, data provided by the FDIC Deposit Market Share Report indicated that within our market area there were 39 different commercial and savings institutions operating a total of 305 offices (8 in Bladen County, 52 in Brunswick County, 18 in Columbus County, 79 in New Hanover County, North Carolina and 10 in Lancaster County and 138 in Horry County, South Carolina). We compete in our market area with large regional and national banking organizations, other federally and state chartered financial institutions such as savings and loan institutions and credit unions, consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit. Many of our competitors have broader geographic markets and higher lending limits than we do and are also able to provide more services and make greater use of media advertising. All of the markets in which we have a banking office are also served by branches of the largest banks in North Carolina, some of which are among the largest institutions in the United States.

The enactment of legislation authorizing interstate banking has led to increases in the size and financial resources of some of our competitors. In addition, as a result of interstate banking, out-of-state commercial banks have acquired North Carolina banks and heightened the competition among banks in North Carolina.

Despite the competition in our market area, we believe that we have certain competitive advantages that distinguish us from our competition. We offer customers modern banking services without forsaking prompt, personal service and friendliness. We also offer local decisionmaking, which allows us to make credit decisions more quickly than some of our competitors. We provide personalized services and attract customers by being responsive and sensitive to their individualized needs. We believe our approach to business builds goodwill among our customers, stockholders, and the communities we serve that results in referrals from stockholders and satisfied customers. We also rely on traditional marketing to attract new customers. To enhance a positive image in the community, we support and participate in local events and our officers and directors are active in supporting local civic and charitable organizations.

Properties

The following table sets forth the location of our main office, banking offices, and operations center, as well as certain information relating to these facilities:

Office	Address	Year Opened	Approximate Square Footage	Owned or Leased
Main Office	110 North J.K. Powell Blvd. Whiteville, NC 28472	2001	12,000	Owned

Operations Center	809 S. Madison St. Whiteville, NC 28472	2006	7,700	Leased

Tabor City	105 Hickman Rd. Tabor City, NC 28463	1997	3,800	Leased

Chadbourn	111 Strawberry Blvd. Chadbourn, NC 28431	1997	2,500	Leased

Shallotte	4949 Main St. Shallotte, NC 28470 200 Smith Ave. Shallotte, NC 28459	2000 2007	2,521 3,515	Leased Owned

Holden Beach	3178 Holden Beach Rd., SW Holden Beach, NC 28462	2000	1,200	Leased

Southport	115 Howe St. Southport, NC 28461 4945 Southport-Supply Rd. Southport, NC 28461	2005 2006	1,860 3,858	Leased Leased land

Elizabethtown	306 S. Poplar St. Elizabethtown, NC 28337	2005	2,016	Leased land

Wilmington	29 South Kerr Ave. Wilmington, NC 28403	2004	3,000	Leased

Oak Island	8001 East Oak Island Drive Oak Island, NC 28465	2007	2,490	Owned

Sunset Beach	923 Seaside Rd., SW Ocean Isle Beach, NC 28469	2007	2,982	Leased land

Conway	1230 16th Ave. Conway, SC 29526 112 Waccamaw Medical Park Conway, SC 29526	2006 2007	1,350 1,508	Leased Owned

Heath Springs	202 N. Main St. Heath Springs, SC 29058	2006	5,500	Owned

Little River	1180 Highway 17 Little River, SC 29566	2008	10,000	Owned

Socastee	5429 Dick Pond Road Myrtle Beach, SC 29588	2007	2,400	Leased

We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

Employees

As of March 31, 2010, we had 120 full-time employees and 15 part-time employees. None of our employees are covered by a collective bargaining agreement. We consider relations with our employees to be good.

MANAGEMENT

Directors

The following individuals serve as directors of both Waccamaw Bankshares, Inc. and Waccamaw Bank.

Name and Age	Position(s) Held	Director Since	Term Expires	Principal Occupation and Business Experience During the Past Five Years
Neil Carmichael Bender, II (45)	Director	2008	2012	Chief Executive Officer and Co-Founder, Velocity Solutions, Inc., Wilmington, NC (fee income strategies and rewards solutions for the banking and insurance industries)

Murchison B. Biggs (55)	Director	1997	2011	Certified Public Accountant; Chief Financial Officer, Comptroller/Secretary-Treasurer and Director, K.M. Biggs, Inc. (farming and commercial real estate management), Lumberton, NC; Chief Financial Officer, Secretary-Treasurer and Director, Biggs Park, Inc. (shopping center), Lumberton, NC

Brian D. Campbell (41)	Director	2007	2013	Chief Operating Officer, Campbell Oil Company, Elizabethtown, NC; Chief Operating Officer, Cape Fear Transport, Inc., Elizabethtown, NC; Chairman, Bladen County Economic Development Corporation

Maudie M. Davis (57)	Director	1997	2012	Assistant Principal, Green Sea Floyds High School, Green Sea, SC (Horry County), 2007–Present; Principal, South Columbus High School, Tabor City, NC, 1990–2007

Crawford Monroe Enzor, III (45)	Director	1997	2013	Real Estate Broker with Sunset Properties, Ocean Isle Beach, NC; Prudential Laney Real Estate, Ocean Isle Beach, NC, 2009; and Coldwell Banker, 2005–2008; Owner, The Salt Aire Group, Holden Beach, NC

James G. Graham (59)	Director, President, and CEO	1999	2011	President and Chief Executive Officer, Waccamaw Bankshares, Inc., Whiteville, NC, 2001–Present and Waccamaw Bank, Whiteville, NC, 1999–Present

Alan W. Thompson (46)	Director	1997	2012	President, Thompson, Price, Scott, Adams & Co., P.A. (certified public accountants), Whiteville, NC; President, Medical Billing Organization, Inc. (medical billing company), Whiteville, NC; Manager, AT Consulting Services, LLC (financial services), Whiteville, NC; Manager, TSA Rentals, LLC (rental real estate), Whiteville, NC; A & M Investments, LLC (real estate), Whiteville, NC; Manager, Dominion Wealth Management, LLC, Whiteville, NC

Name and Age	Position(s) Held	Director Since	Term Expires	Principal Occupation and Business Experience During the Past Five Years

R. Dale Ward (59)	Director	1997	2013	President, J. D. Wright Roofing Co., Inc., Tabor City, NC; Member, Columbus County, NC, Board of Education, 1994–Present (including three years as chairman); Partner, Crown Investments, LLC (real estate), Tabor City, NC; Owner, Ward Farms (farming operation), Tabor City, NC

J. Densil Worthington (55)	Director	1997	2011	President, Worthington Funeral Home, Inc., Chadbourn, NC; Secretary/Treasurer, Independent Medical Supplies, Inc., Chadbourn, NC; Member, Worthington Enterprises, LLC, Chadbourn, NC

Qualifications of Directors

A description of the specific experience, qualifications, attributes, or skills that led to the conclusion that each of the nominees and incumbent directors should serve as a director of the Company is presented below. Each of these directors brings a unique perspective and set of qualifications to the board. Many of the Company’s directors have either attended or are planning to attend the North Carolina Bank Directors’ College, a program initiated by the North Carolina Office of the Commissioner of Banks to keep bank directors current on key banking issues.

Neil Carmichael Bender II. Mr. Bender is chief executive officer and co-founder of Velocity Solutions, Inc. (formerly known as Image Products, Inc.), a company in which he has had an ownership interest since its incorporation in 1995. The company provides profit strategies, software and consulting services to financial institutions nationwide. Mr. Bender has been a director of the Company since 2008 and plans to attend the North Carolina Bank Directors’ College this year.

Murchison B. Biggs. Mr. Biggs is a certified public accountant and serves as the chief financial officer/secretary-treasurer as well as a director of K. M. Biggs, Inc., a farming and commercial real estate management company in Lumberton, North Carolina. Mr. Biggs also serves as chief financial officer/secretary-treasurer and director of Biggs Park, Inc., a shopping mall in Lumberton, North Carolina. He graduated from North Carolina State University with a degree in business and accounting. Prior to his involvement in the family business, he worked as a public accountant with a local firm in Lumberton for several years before becoming a member-in-industry CPA as the CFO of his family’s businesses. He has extensive accounting experience in the retail and agricultural businesses and has served as treasurer for several civic and related trade associations. Mr. Biggs has been a director of the Company since 1997 and has attended the North Carolina Bank Directors’ College.

Brian D. Campbell. Mr. Campbell has been chief operating officer of Campbell Oil Company and chief operating officer of Cape Fear Transport, Inc., since 1990. Mr. Campbell serves as a director of his family entities including BWC Investments, LLC; Campbell Brothers Investments, LLC; Campbell Brothers, Inc.; Campbell Investments, Inc.; Campbell Oil Company of Clinton, Inc.; Campbell Oil of Raleigh, Inc.; Campbell Oil of Whiteville, Inc.; Campbell Oil Company, Inc.; Campbell Rentals, LLC; Executive Aircraft Services, Inc.; Lindsey Campbell Oil Company, Inc.; The Gas Mart, Inc.; and C3 Enterprises, LLC. He also owns Cape Fear Transport, Inc. (transportation of petroleum products), and Cape Fear Mini Storage & Rentals, Inc. (mini storage and portable storage buildings) and is part owner/co-founder of First Capital Ventures (investment property). Mr. Campbell acts as chairman of the Bladen County Economic Development Corporation and serves on the advisory boards of Methodist College and the North Carolina Department of Transportation Division of Aviation. He has a financial background and experience in the management of multiple related companies. Mr. Campbell has been a director of the Company since 2007 and has attended the North Carolina Bank Directors’ College.

Dr. Maudie M. Davis. Dr. Davis has been an assistant principal at Green Sea Floyds High School since 2007 in Green Sea, South Carolina. Prior to that Dr. Davis was principal at South Columbus High School from 1990 to 2007 in Tabor City, North Carolina. Dr. Davis has been a director of the Company since 1997 and has attended the North Carolina Bank Directors’ College.

Crawford Monroe Enzor III. Mr. Enzor is a real estate broker with Sunset Properties in Ocean Isle Beach, North Carolina, and owner of The Salt Aire Group (real estate brokerage). He worked as a real estate broker with Prudential Laney Real Estate during 2009 and with Coldwell Banker from 2005 to 2008. Mr. Enzor was the owner of Monroe Enzor III Farms and president of Enzor Farms, Inc., from 1986 to 2005. He has experience in real estate and agriculture. Mr. Enzor has been a director of the Company since 1997 and has attended the North Carolina Bank Directors’ College.

James G. Graham. Mr. Graham is president and chief executive officer of Waccamaw Bank and Waccamaw Bankshares, Inc. He has served as a community banker for 38 years and has served as a community bank CEO for 25 of those years. He serves as chairman of the Columbus County Economic Development Commission and also serves on the board of directors of the International Logistics Park of North Carolina, the board of trustees of Southeastern Community College, the Columbus County Committee of 100, and the Cape Fear Council of the Boy Scouts of America. Mr. Graham has been a director of the Company since 1999. He is a graduate of the Graduate School of Retail Bank Management and has been a lecturer at the North Carolina Bank Directors’ College.

Alan W. Thompson. Mr. Thompson has been president of Thompson, Price, Scott, Adams & Co., P.A. (CPA firm) in Whiteville, North Carolina, since 1993. Mr. Thompson has also served as president of Medical Billing Organization, Inc. (medical billing company) since 2002, manager of Dominion Wealth Management, LLC (financial services), since 2002, manager of TSA Rentals, LLC (rental real estate), since 2002, manager of AT Consulting Services, LLC (financial services), and manager of A & M Investments, LLC (real estate), all in Whiteville, North Carolina. He has extensive accounting experience. Mr. Thompson has been a director of the Company since 1997 and has attended the North Carolina Bank Directors’ College.

R. Dale Ward. Mr. Ward is president of J. D. Wright Roofing Co., Inc., in Tabor City, North Carolina. He is also a partner in Crown Investments, LLC (real estate), and owns Ward Farms (farming operation) in Tabor City, North Carolina. Mr. Ward has served on the Columbus County, North Carolina, Board of Education since 1994, including three years as chairman. He has experience in business management and real estate. Mr. Ward has been a director of the Company since 1997 and has attended the North Carolina Bank Directors’ College.

J. Densil Worthington. Mr. Worthington is president of Worthington Funeral Home in Chadbourn, North Carolina. He serves as secretary/treasurer of Independent Medical Supplies (medical supply provider of oxygen and other equipment for homebound patients) in Chadbourn, North Carolina, and is a member of Worthington Enterprises, LLC in Chadbourn, North Carolina. Mr. Worthington has been a director of the Company since 1997 and has attended the North Carolina Bank Directors’ College.

Board Leadership Structure and Role in Risk Oversight

The board of directors is led by a chairman. At present, the positions of principal executive officer and chairman are held by different persons. The board does not have a formal policy as to whether the roles of chairman and principal executive officer should be separate. At this time, the board has determined that separating these roles and having an independent director serve as chairman of the board is in the best interests of the Company and its shareholders. We believe this division of responsibility facilitates communication between the board and executive management and is appropriate given the legal and regulatory requirements applicable to the Company.

Under North Carolina law, the board of directors is responsible for managing the business and affairs of the Company, including the oversight of risks that could affect the Company. Although the full board has responsibility for the general oversight of risks, it primarily conducts its risk oversight function through committees, including the audit committee and the compensation committee, as described below, as well as other committees. This committee structure is involved with every area of the Company and Waccamaw Bank and creates a direct contact with every executive officer during meetings which are held at least quarterly. The full board is responsible for reviewing and ratifying the actions of the committees. At each board meeting, an executive session of the board is held during which management results are discussed and evaluated openly by the Company’s Directors.

Director Independence

With the exception of Mr. Graham, each member of the Company’s board of directors is “independent” as defined by Nasdaq listing standards and the regulations promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). In making this determination the board considered certain insider transactions with directors for the provision of goods or services to the Company and to Waccamaw Bank. All such transactions were conducted at arm’s length upon terms no less favorable than those that would be available from an independent third party. Specific transactions considered by the board of directors included the Bank’s participation in certain account rewards programs provided by Mr. Bender’s company.

Director Relationships

No director is a director of any other company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.

Meetings and Committees of the Board of Directors

The Company held 18 meetings of its board in 2009. Each director attended 75% or more of the aggregate number of meetings of the board and any committees on which he or she served, with the exception of Dr. Davis and Mr. Enzor, each of whom were absent from certain meetings due to unavoidable business or professional conflicts. It is the policy of the Company that directors attend each annual meeting and any special meetings of the Company’s shareholders. Eight of the Company’s ten directors attended the 2009 annual meeting of shareholders.

The Company’s board has several standing committees, including an audit committee, a nominating committee and a compensation committee.

Audit Committee. The members of the audit committee during 2009 were Murchison B. Biggs, Brian D. Campbell, Maudie M. Davis, Alan W. Thompson and J. Densil Worthington. The members of the audit committee are “independent” as defined by NASDAQ listing standards and the regulations promulgated under the Exchange Act. The audit committee met seven times during 2009.

Nominating Committee. The members of the nominating committee during 2009 were Neil Carmichael Bender II, C. Monroe Enzor III, James E. Hill Jr., Alan W. Thompson, R. Dale Ward and J. Densil Worthington. The duties of the nominating committee are: (i) assisting the board, on an annual basis, by identifying individuals qualified to become board members, and recommending to the board the director nominees for the next annual meeting of shareholders; (ii) assisting the board in the event of any vacancy on the board by identifying individuals qualified to become board members, and recommending to the board qualified individuals to fill any such vacancy; and (iii) recommending to the board, on an annual basis, director nominees for each committee of the board. The nominating committee met once in 2009.

The members of the nominating committee are “independent” as defined by NASDAQ listing standards and by the regulations promulgated under the Exchange Act. The bylaws of the Company state that candidates may be nominated for election to the board of directors by the nominating committee or by any shareholder of the Company’s common stock. It is the policy of the nominating committee to consider all shareholder nominations. Shareholder nominations must be submitted to the nominating committee in writing on or before September 30th of the year preceding the annual meeting at which the nominee would stand for election to the board of directors and must be accompanied by each nominee’s written consent to serve as a director of the Company if elected. The bylaws of the Company require that all nominees for director, including shareholder nominees, have business, economic or residential ties to the Company’s market area and have owned at least 1,000 shares of the Company’s common stock since the last business day of the calendar year preceding the meeting at which the nominee is to stand for election. Although there is not currently a formal policy requiring the nominating committee to consider diversity in its identification of nominees to the board of directors, the committee values diversity, including diversity of background, experience, and expertise. The nominating committee has adopted a formal written charter, which is reviewed annually for adequacy and which is available at www.waccamawbank.com.

Compensation Committee. The members of the compensation committee are Neil Carmichael Bender II, Maudie M. Davis, C. Monroe Enzor III, James E. Hill Jr., Alan W. Thompson, and J. Densil Worthington. The compensation committee reviews and approves all salaries and benefits of executive officers of the Company. The members of the compensation committee are “independent” as defined by NASDAQ listing standards and the regulations promulgated under the Exchange Act. The compensation committee has adopted a formal written charter, which is reviewed annually for adequacy and which is available at www.waccamawbank.com. The compensation committee did not meet in 2009.

Director Compensation

Board Fees. Beginning in the fourth quarter of 2008, the Company suspended payment of cash fees to directors for their service on the board and its committees.

Director Supplemental Retirement Plan. On October 30, 2007, the Company entered into a supplemental retirement plan with its directors. The plan provides that directors serving until their normal retirement age, 70, shall receive a retirement benefit of $10,000 per year for ten years following their retirement from the board of directors. In the event they retire from the board before age 70, or retire due to a disability, they are entitled to receive reduced retirement benefits, based on years served, for ten years following their early retirement. Also, the balance accrued on behalf of a participating director will be paid in a single lump sum (i) to the director upon the occurrence of a Change in Control of the Company or (ii) to the participating director’s beneficiaries upon the director’s death.

1998 Nonstatutory Stock Option Plan. The shareholders of the Bank previously approved the 1998 Nonstatutory Stock Option Plan pursuant to which options are available for issuance to members of the Company’s board of directors and the board of any subsidiary of the Company. In connection with the reorganization of the Bank into the holding company form of organization, which resulted in the creation of the Company, the Nonstatutory Stock Option Plan was adopted by the Company and options under such plan are now options of the Company. During the fiscal year ended December 31, 2004, each director of the Company was granted 1,500 options under the Nonstatutory Stock Option Plan, which options were granted at fair market value. At the 2005 annual meeting of shareholders, the shareholders approved an amendment to the Nonstatutory Stock Option Plan authorizing stock options covering an additional 138,136 shares of the Company’s common stock. Following this approval by the shareholders, each director of the Company was granted an option, effective as of June 16, 2005, to purchase 9,000 shares of the Company’s common stock at an exercise price of $17.60 per share, which price represented the fair market value of the Company’s common stock at the time of grant.

All stock options under the Nonstatutory Stock Option Plan have been granted with a per share exercise price equal to 100% of the fair market value of the Company’s common stock. The per share exercise price and the number of shares of the Company’s common stock subject to the plan and each option granted under the plan is adjusted in response to certain corporate actions, such as stock dividends and stock splits. For example, the option exercise prices for options outstanding under the Nonstatutory Stock Option Plan have been adjusted for the effect of 6-for-5 stock splits effected in 2004 and 2003, a 2-for-1 stock split effected in 2004 and an 11-for-10 stock split effected in 2007. No additional options may be granted under the 1998 Nonstatutory Stock Option Plan.

2008 Omnibus Stock Ownership and Long-Term Incentive Plan. The shareholders of the Company approved the 2008 Omnibus Stock Ownership and Long-Term Incentive Plan (the “2008 Omnibus Plan”) at the 2008 annual meeting of shareholders to replace the previously approved stock option plans of the Company, which expired in 2008. The 2008 Omnibus Plan authorizes the issuance of awards covering 705,973 shares of the Company’s common stock. The awards may be issued in the form of incentive stock option grants, non-qualified stock option grants, restricted stock grants, long-term incentive compensation units, or stock appreciation rights. In 2009, no awards were granted under the 2008 Omnibus Plan.

The following table presents a summary of all compensation paid by the Company to its non-employee directors for their service as such during the year ended December 31, 2009.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Neil Carmichael Bender II	—	—	—	—	—	—
Murchison B. Biggs	—	—	—	$1,807	—	$1,807
Brian D. Campbell	—	—	—	—	—	—
Maudie M. Davis	—	—	—	2,211	—	2,211
Crawford Monroe Enzor III	—	—	—	626	—	626
James G. Graham(2)	—	—	—	—	—	—
James E. Hill Jr.(3)	—	—	—	5,353	—	5,353
Alan W. Thompson	—	—	—	662	—	662
R. Dale Ward	—	—	—	2,787	—	2,787
J. Densil Worthington	—	—	—	1,860	—	1,860

(1)	At December 31, 2009, the following option awards to directors were outstanding: Mr. Biggs—11,550 shares; Dr. Davis—11,550 shares; Mr. Enzor—11,550 shares; Mr. Graham—50,050 shares; Mr. Hill—11,550 shares; Mr. Thompson—11,550 shares; Mr. Ward—11,550 shares; and Mr. Worthington—11,550 shares.
(2)	Compensation paid to Mr. Graham in connection with his service as director, president and chief executive officer of the Company and the Bank is presented in the summary compensation table presented on page 77.
(3)	Mr. Hill retired from the board of directors effective May 25, 2010.

Executive Officers

Set forth below is certain information regarding the Company’s executive officers.

Name	Age	Position with Company	Business Experience
James G. Graham	59	Director, President and Chief Executive Officer of the Company and Waccamaw Bank	President and Chief Executive Officer, Waccamaw Bankshares, Inc., Whiteville, NC, 2001–Present and Waccamaw Bank, Whiteville, NC, 1999–Present.

Freda H. Gore	48	Senior Vice President and Chief Operations Officer of the Company and Waccamaw Bank	Senior Vice President and Chief Operations Officer, Waccamaw Bankshares, Inc., Whiteville, NC, 2001–Present and Waccamaw Bank, Whiteville, NC, 1997–Present.

David A. Godwin	53	Senior Vice President and Chief Financial Officer of the Company and Waccamaw Bank	Senior Vice President and Chief Financial Officer of Waccamaw Bankshares, Inc., Whiteville, NC, 2001–Present and Waccamaw Bank, Whiteville, NC, 2001–Present; prior to that, Comptroller, Four Seasons Screen Printing Co., Conway, SC, February 2001–July 2001; prior to that Chief Financial Officer/Comptroller, Jones Stores, Inc., Tabor City, NC, 1995–2001 (retail variety stores).

Richard C. Norris	44	Senior Vice President and Chief Credit Officer of the Company and Waccamaw Bank	Senior Vice President and Chief Credit Officer, Waccamaw Bankshares, Inc., Whiteville, NC, 2003–Present and Waccamaw Bank, Whiteville, NC, 2003–Present; prior to that, Senior Business Underwriter, First Citizens Bank, Raleigh, NC, 1996–2003.

Kim T. Hutchens	54	Senior Vice President and Chief Administrative Officer of the Company and Waccamaw Bank	Senior Vice President and Chief Administrative Officer, Waccamaw Bankshares, Inc., Whiteville, NC, 2005–Present and Waccamaw Bank, Whiteville, 2005–Present; prior to that, Campaign Director/Advisor for various congressional campaigns; prior to that, Senior Vice President of Human Resources, Bank of Granite, Granite Falls, NC, 1987–2003.

J. Daniel Hardy Jr.	61	Senior Vice President and Chief Lending Officer of the Company and Waccamaw Bank	Senior Vice President and Chief Lending Officer, Waccamaw Bankshares, Inc., Whiteville, NC, and Waccamaw Bank, Whiteville, NC, 2007–Present; prior to that, Executive Vice President and President–North Carolina Region, First Community Bancshares, Inc., Bluefield, VA; prior to that, President and Chief Executive Officer, FNB Corp of Virginia and First National Bank, Christiansburg, VA.

Geoffrey R. Hopkins	36	Senior Vice President and Senior Commercial Lender of the Company and Waccamaw Bank	Senior Vice President and Senior Commercial Lender, Waccamaw Bankshares, Inc., Whiteville, NC, and Waccamaw Bank, Whiteville, NC, May 2008–present; prior to that, Vice President and Area Executive for Columbus and Bladen counties supervising the commercial lending function for that area; joined Waccamaw Bank in January 2003; prior to that, commercial banker, BB&T, March 2000–January 2003; prior to that, Market Manager, Anchor Bank, Little River, SC, June 1996–March 2000.

Executive Compensation

The following table shows all cash and non-cash compensation paid to or received or deferred by James G. Graham, Freda H. Gore, David A. Godwin, Richard C. Norris, Kim T. Hutchens, J. Daniel Hardy Jr. and Geoffrey R. Hopkins (the “Named Executive Officers”) for services rendered in all capacities during the fiscal years ended December 31, 2009 and 2008. Cash consideration consisted of base salary and non-equity incentive compensation. Equity based incentive compensation typically consists of incentive stock option awards, however, no such awards were granted to the Named Executive Officers during the fiscal year ended December 31, 2009. No other executive officer of the Company received compensation during 2009 or 2008 that exceeded $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	Nonequity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(2)	Total
James G. Graham,	2009	$243,000	—	—	—	$143,565	$3,929	$390,494
President, Chief Executive Officer and Director	2008	273,300	—	—	$69,422	101,359	34,777	478,858

Freda H. Gore,	2009	$117,486	—	—	—	$15,883	$1,683	$135,052
Senior Vice President and Chief Operations Officer	2008	128,908	—	—	$25,408	12,482	11,656	178,454

David A. Godwin,	2009	$117,486	—	—	—	$28,169	$2,565	$148,220
Senior Vice President and Chief Financial Officer	2008	128,908	—	—	$25,408	19,783	12,099	186,198

Richard C. Norris,	2009	$115,560	—	—	—	$9,779	$2,540	$127,879
Senior Vice President and Chief Credit Officer	2008	126,795	—	—	$24,992	5,915	11,371	169,073

Kim T. Hutchens,	2009	$117,486	—	—	—	$35,909	$1,683	$155,078
Senior Vice President and Chief Administrative Officer	2008	128,908	—	$36,760	$24,992	24,724	11,436	226,820

J. Daniel Hardy Jr.,	2009	$133,560	—	—	—	—	$2,704	$136,264
Senior Vice President and Chief Lending Officer	2008	146,545	—	—	$29,157	—	11,903	187,605

Geoffrey R. Hopkins,	2009	$130,500	—	—	—	$3,207	$1,759	$135,466
Senior Vice President and Senior Commercial Lender(3)	2008	128,724	—	$40,530	$19,313	11,542	10,763	210,872

(1)	Calculated in accordance with FASB ASC Topic 718. The assumptions used in estimating the fair value of options are set forth in note 15 to the Company’s audited consolidated financial statements at December 31, 2009 and 2008.
(2)	Includes 401(k) matching contributions and the dollar value of insurance premiums paid on behalf of the named officers for group term life, health, dental and disability insurance. For Mr. Graham in 2008, this amount also includes $9,500 in director fees and total perquisites in excess of $10,000 for an automobile allowance of $7,800 and club dues of $3,540.
(3)	Mr. Hopkins assumed this position with the Company and the Bank in May 2008.

1998 Incentive Stock Option Plan. The shareholders previously approved the 1998 Incentive Stock Option Plan (the “Incentive Option Plan”) pursuant to which options are available for issuance to officers and key employees of the Company and any of its subsidiaries. In connection with the reorganization of the Bank into the holding company form of organization, which resulted in the organization of the Company, the Incentive Option Plan was adopted by the Company and options under such plan are now options of the Company. At the 2005 annual meeting of shareholders, the shareholders approved an amendment to the Incentive Stock Option Plan authorizing stock options covering an additional 138,136 shares of the Company’s common stock.

All stock options under the Incentive Option Plan have been granted with a per share exercise price equal to 100% of the fair market value of the Company’s common stock. The per share exercise price is adjusted in response to certain corporate actions, such as stock dividends and stock splits. For example, the option exercise prices in the table below have been adjusted for the effect of 6-for-5 stock splits effected in 2004 and 2003, a 2-for-1 stock split effected in 2004 and an 11-for-10 stock split effected in 2007. No additional options may be granted under the 1998 Incentive Stock Option Plan.

2008 Omnibus Stock Ownership and Long-Term Incentive Plan. The shareholders of the Company approved the 2008 Omnibus Stock Ownership and Long-Term Incentive Plan at the 2008 annual meeting of shareholders to replace the previously approved stock option plans of the Company. The 2008 Omnibus Plan authorizes the issuance of awards covering 705,973 shares of the Company’s common stock. The awards may be issued in the form of incentive stock option grants, non-qualified stock option grants, restricted stock grants, long-term incentive compensation units, or stock appreciation rights.

The following table sets forth information regarding vested and unvested incentive stock options as of December 31, 2009. The options set forth in the table below were granted under the Company’s 1998 Incentive Stock Option Plan or the Company’s 2008 Omnibus Stock Ownership and Long-Term Incentive Plan. There were no option awards or exercise in 2009.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	No. of Securities Underlying Unexercised Options Exercisable	No. of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: No. of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	No. of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: No. of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
James G. Graham	1,650 38,500 9,900	-0- -0- -0-		-0- -0- -0-	$17.95 16.00 16.00	Dec. 17, 2014 June 16, 2015 June 16, 2015	—	—	—	—

Freda H. Gore	11,000	-0-		-0-	16.00	June 16, 2015	—	—	—	—

David A. Godwin	11,000	-0-		-0-	16.00	June 16, 2015	—	—	—	—

Richard C. Norris	7,920 11,000	-0- -0-		-0- -0-	9.91 16.00	Dec. 19, 2013 June 16, 2015	—	—	—	—

Kim T. Hutchens	4,400 2,000	1,100 8,000	(1) (2)	-0- -0-	16.36 10.00	Nov. 17, 2015 Feb. 22, 2018	—	—	—	—

J. Daniel Hardy Jr.	3,300	2,200	(3)	-0-	14.10	Jan. 18, 2017	—	—	—	—

Geoffrey R. Hopkins	2,000 8,250 1,267	8,000 -0- -0-	(4)	-0- -0- -0-	10.60 16.00 5.68	June 19, 2018 June 16, 2005 Dec. 31, 2012	—	—	—	—

(1)	Remaining options are scheduled to become exercisable on November 17, 2010.

(2)	Twenty percent of the unexercisable options are scheduled to become exercisable on each of February 22,2010, 2011, 2012 and 2013.
(3)	1,100 of the remaining unexercisable options are scheduled to become exercisable on each of January 18, 2011 and 2012.
(4)	Twenty percent of the remaining unexercisable options are scheduled to become exercisable on each of June 19, 2010, 2011, 2012, and 2013.

Employment Agreement. The Company and Bank (together and for purposes of the following discussion, the “Employer”) entered into an employment agreement with the Employer’s president and chief executive officer, James G. Graham. Mr. Graham’s employment agreement provides for a three-year term, which renews automatically for an additional year on each anniversary of the agreement, except that the agreement terminates upon his attainment of age 65. The agreement provides for a base salary of $250,000 and perquisites customary for his title and position including the payment of country club dues and a car allowance. If Mr. Graham’s employment terminates due to disability, he is entitled to receive his then current salary for a period of 12 months plus the other perquisites granted under the agreement, including a pro rata portion of any bonus accrued for Mr. Graham as of the date his employment was terminated for such disability. In the event he is terminated without cause, Mr. Graham is entitled to receive his salary and benefits for the balance of the remaining term left under his employment agreement at the time of his termination. Mr. Graham is entitled to a Change in Control benefit equal to 299% of his “base amount,” as that term is defined in section 280G of the Internal Revenue Code. Mr. Graham is also entitled to receive a tax gross-up on this Change in Control benefit to compensate him for any excise taxes owing under section 280G of the Internal Revenue Code. In the event benefits under Mr. Graham’s employment agreement are contested following a Change in Control, Mr. Graham is entitled to receive legal fee reimbursements up to $500,000. Mr. Graham is subject to a confidentiality provision as well as a non-competition provision both of which survive termination of the agreement. The non-compete provision requires that Mr. Graham not compete with the Bank within Bladen, Brunswick, Columbus and New Hanover Counties, North Carolina and within Horry and Lancaster Counties, South Carolina or within a 25-mile radius of any full service office of the Bank for (i) the balance of the remaining term of the agreement if Mr. Graham’s employment is terminated without cause or (ii) for 12 months if the agreement is terminated by Mr. Graham for any reason. If a Change in Control occurs, the non-compete provision becomes null and void. As of December 31, 2009, the value of the lump sum payment that would have been payable to Mr. Graham upon the occurrence of a Change in Control followed by a termination event would have been approximately $722,710.

Change in Control Agreements. The Employer entered into Change of Control agreements with each of David A. Godwin, senior vice president and chief financial officer, Freda H. Gore, senior vice president and chief operations officer, Kim T. Hutchens, senior vice president and chief administrative officer, Richard C. Norris, senior vice president and chief credit officer, J. Daniel Hardy, senior vice president and chief lending officer, and Geoffrey R. Hopkins, senior vice president and senior commercial lender. Each agreement provides that, if the officer’s employment is terminated without cause or voluntarily after suffering a “termination event,” such as a reduction in salary, diminution in title, duties or responsibilities, or an office relocation, within 12 months of a Change in Control, he or she will be entitled to a Change in Control payment equal to 299% of his or her “base amount” as defined by section 280G of the Internal Revenue Code. At December 31, 2009, the approximate value of the lump sum payment that would have been payable to each of these officers upon the occurrence of a Change in Control followed by a termination event would have been as follows:

Freda H. Gore	$326,195
David A. Godwin	334,936
Richard C. Norris	327,164
Kim T. Hutchens	284,777
J. Daniel Hardy Jr.	409,984
Geoffrey R. Hopkins	319,433

Supplemental Executive Retirement Plans. The Company entered into Supplemental Executive Retirement Plans with each of Messrs. Graham, Godwin, Hutchens, Norris, Hopkins and Ms. Gore. The plan provides that officers serving until their normal retirement age, 65, shall receive a retirement benefit of $130,000 per year (less applicable social security payments), in the case of Mr. Graham, and $80,000 per year (less applicable social security payments), in the case of Ms. Gore and Messrs. Godwin, Hopkins, Hutchens and Norris, for life commencing upon their attainment of age 65. In the event they retire from the Company prior to age 65, they are entitled to receive reduced retirement benefits, based on years served, for the remainder of their lives. In the event the officer dies while there is a balance accrued for such officer, the officer’s beneficiaries shall be paid in a single lump sum the officer’s age 65 accrual balance or the net at risk, whichever is lower. In the event, the officer’s employment is terminated due to a disability, the officer will be paid in a single lump sum after attaining his or her normal retirement age the balance accrued for the officer as of the date of the disability. For Ms. Gore and Messrs. Hopkins, Hutchens and Norris, they would each be entitled to receive, in a single lump sum payment, an amount equal to their normal retirement age benefit, $80,000 per year for life, without discount for the time value of money, if they resign from the Company for Good Reason within two years following a Change in Control. The officers would have Good Reason to resign if their salaries are reduced, they are assigned duties that are inconsistent with their position, authority and duties prior to the Change in Control or if they suffer a diminution in their position, authority or duties or they are assigned to an office or location outside of Whiteville, North Carolina. For Messrs. Graham and Godwin, they would be entitled to receive, in a single lump sum payment, an amount equal to their normal retirement age benefit, $130,000 per year for life for Mr. Graham and $80,000 per year for life for Mr. Godwin, without discount for the time value of money, upon the occurrence of a Change in Control. Each of Messrs. Graham and Godwin will receive a tax gross-up of this Change in Control benefit to compensate him for excise taxes owing under section 280G of the Internal Revenue Code. In the event these Change in Control benefits are contested following a Change in Control, each of Messrs. Graham and Godwin is entitled to receive legal fee reimbursements up to $500,000. In the event any officer is terminated with cause, no payments shall be made and the agreement shall automatically terminate. At December 31, 2009, the value of the lump sum payment that would have been payable to each of Messrs. Graham and Godwin upon the occurrence of a Change in Control would have been approximately $1,338,403 and $812,144, respectively. At December 31, 2009, the value of the lump sum payment that would have been payable to each of Ms. Gore and Messrs. Hopkins, Hutchens, and Norris upon the occurrence of a Change in Control followed by a resignation for Good Reason would have been approximately $827,830; $835,631; $823,633; and $803,769; respectively.

The aggregate Change in Control benefit that could be payable to each of these officers under all scenarios described above, would be approximately as follows:

James G. Graham	$2,061,113
Freda H. Gore	1,154,025
David A. Godwin	1,147,080
Richard C. Norris	1,150,797
Kim T. Hutchens	1,120,408
J. Daniel Hardy Jr.	409,984
Geoffrey R. Hopkins	1,123,202

Bank Owned Life Insurance. In 2004, the Bank purchased life insurance policies on certain of its directors and key employees, including Mr. Graham, Ms. Gore, Mr. Godwin and certain of the Company’s directors. The policies were purchased with one-time premiums paid during the fiscal year ended December 31, 2004. The Bank purchased additional policies on certain directors and key employees during 2007, with one-time premiums paid during the fiscal year ended December 31, 2007. Benefits under the policies are governed by split-dollar arrangements, which provide that the majority of the death benefit will be paid to the Bank with the remaining percentage paid to the insured (typically 30-40% of the total benefit). The policies were purchased primarily as a Bank asset, with the secondary purpose of providing benefits to the insured directors and key employees. The Bank purchased additional policies during 2008, with one-time premiums paid during the fiscal year ended December 31, 2008. Benefits under these policies are payable only to the Bank and are not governed by split-dollar arrangements.

Indebtedness of and Transactions with Management

The Company has had, and expects to have in the future, banking transactions in the ordinary course of business with certain of its current directors, nominees for director, executive officers and their associates. All loans included in such transactions will be made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time such loans were made for comparable transactions with other persons, and will not involve more than the normal risk of collectibility or present other unfavorable features.

Loans made by the Bank to directors and executive officers are subject to the requirements of Regulation O of the Board of Governors of the Federal Reserve System. Regulation O requires, among other things, prior approval of the board of directors with any “interested director” not participating, dollar limitations on amounts of certain loans and prohibits any favorable treatment being extended to any director or executive officer in any of the Bank’s lending matters. To the best knowledge of the management of the Company and the Bank, Regulation O has been complied with in its entirety.

Beneficial Ownership of Voting Securities

As of April 30, 2010, no shareholder known to management owned more than 5% of the Company’s common stock. As of April 30, 2010, the beneficial ownership of the Company’s common stock, by directors and executive officers individually, and by directors and executive officers as a group, is set forth in the following table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)(3)		Percent of Class(4)
Neil Carmichael Bender II Wilmington, NC	16,509	(5)	*

Murchison B. Biggs Lumberton, NC	45,451		*

Brian D. Campbell Elizabethtown, NC	4,739		*

Dr. Maudie M. Davis Tabor City, NC	53,693		*

Crawford Monroe Enzor III Shallotte, NC	70,032		1.26

David A. Godwin Whiteville, NC	11,000		*

Freda H. Gore Whiteville, NC	26,654	(6)	*

James G. Graham Whiteville, NC	210,463		3.76

J. Daniel Hardy Sunset Beach, NC	5,300		*

Geoffrey R. Hopkins Chadbourn, NC	13,863		*

Kim T. Hutchens Whiteville, NC	8,411		*

Richard C. Norris Whiteville, NC	26,492		*

Alan W. Thompson Whiteville, NC	124,879	(8)	2.24

R. Dale Ward Whiteville, NC	124,409	(9)	2.23

J. Densil Worthington Chadbourn, NC	156,255	(10)	2.81

All Nominees, Directors and Executive Officers as a group (15 persons)	971,373	(11)	16.88

*	Less than 1 % of the total shares outstanding.

(1)

Except as otherwise noted, to the best knowledge of the Company’s management, the above individuals and group exercise sole voting and investment power with respect to all shares shown as beneficially owned other than the following shares as to which such powers are shared with the individual’s spouse: Ms. Gore – 15,508 shares; Mr. Graham – 6,924 shares; and Mr. Hill – 9,504 shares.

(2)	Included in the beneficial ownership tabulations are the following options to purchase shares of common stock of the Company exercisable within 60 days of April 30, 2010: Mr. Biggs – 11,550 shares; Dr. Davis – 11,550 shares; Mr. Enzor – 11,550 shares; Mr. Godwin – 11,000 shares; Ms. Gore – 11,000 shares; Mr. Graham – 50,050 shares; Mr. Hardy – 3,300 shares; Mr. Hill – 11,550 shares; Mr. Hopkins – 13,517 shares; Mr. Hutchens – 8,400 shares; Mr. Norris – 18,920 shares; Mr. Thompson – 11,550 shares; Mr. Ward – 11,550 shares; and Mr. Worthington – 11,550 shares.

(3)	Included in the beneficial ownership tabulations are the following warrants to purchase shares of common stock of the Company exercisable within 60 days of April 30, 2010: Mr. Biggs – 2,750 shares; Mr. Enzor – 2,750 shares; Ms. Gore – 19 shares (held as custodian); Mr. Norris – 981 shares; Mr. Thompson – 550 shares; Mr. Ward – 4,400 shares; and Mr. Worthington – 6,600 shares.

(4)	The calculation of the percentage of class beneficially owned by each individual and the group is based, in each case, on the sum of (1) 5,551,183 outstanding shares of common stock; and (2) options and warrants to purchase common stock capable of being exercised by the individual or group within 60 days of April 30, 2010.

(5)	Includes 1,130 shares owned by Mr. Bender’s spouse individually.

(6)	Includes 89 shares and 19 warrants held by Ms. Gore as custodian.

(7)	Includes 7,150 shares held by Mr. Thompson as custodian and 22,746 shares owned by Mr. Thompson’s spouse individually.

(8)	Includes 832 shares held by Mr. Ward as custodian.

(9)	Includes 12,513 shares held by Mr. Worthington as custodian and 26,611 other shares with respect to which Mr. Worthington exercises voting control.

(10)	Includes 73,223 shares held in the Company’s 401(k) plan with respect to which the Company’s chief financial officer exercises voting power.

SUPERVISION AND REGULATION

Both Waccamaw Bankshares, Inc. and Waccamaw Bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Beginning with the enactment of the Financial Institutions Reform Recovery and Enforcement Act in 1989 and followed by the FDIC Improvement Act in 1991 and the Gramm-Leach-Bliley Act in 1999, numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes continue to be proposed. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

In addition, we expect to enter into a written agreement with the Federal Reserve, which will impose additional requirements and restrictions on our operations. These restrictions may have an adverse effect on our business and earnings.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

Regulation of Waccamaw Bankshares, Inc.

Federal Regulation. The company is subject to examination, regulation and periodic reporting under the Bank Holding Company Act of 1956, as administered by the Federal Reserve Board. The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies on a consolidated basis.

We are required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval is required before we may acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, we would, directly or indirectly, own or control more than 5.00% of any class of voting shares of such bank or bank holding company.

Our merger or consolidation with another bank, acquisition of assets of another bank, or assumption of liability to pay any deposits of another bank, requires the prior written approval of the primary federal bank regulatory agency of the acquiring or surviving bank under the federal Bank Merger Act. The decision is based upon a consideration of statutory factors similar to those contained in the Bank Holding Company Act. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve Board under the Bank Holding Company Act and the North Carolina Banking Commission may be required.

We are required to give the Federal Reserve Board prior written notice of any purchase or redemption of our outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10.00% or more of our consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. Such notice and approval is not required for a bank holding company that would be treated as “well capitalized” under applicable regulations of the Federal Reserve Board, that has received a composite “1” or “2” rating at its most recent bank holding company inspection by the Federal Reserve Board, and that is not the subject of any unresolved supervisory issues.

Our status as a registered bank holding company under the Bank Holding Company Act does not exempt us from certain federal and state laws and regulations generally applicable to corporations, including, without limitation, certain provisions of the federal securities laws.

In addition, a bank holding company is generally prohibited from engaging in, or acquiring 5.00% or more of any class of voting securities of any company engaged in, non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking as to be a proper incident thereto are:

•	making or servicing loans;

•	performing certain data processing services;

•	providing discount brokerage services;

•	acting as fiduciary or as an investment or financial advisor;

•	leasing personal or real property;

•	making investments in corporations or projects designed primarily to promote community welfare; and

•	acquiring a savings and loan association.

In evaluating a written notice of any acquisition, the Federal Reserve Board will consider various factors, including, among others, the financial and managerial resources of the notifying bank holding company and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve Board may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern. The required notice period may be extended by the Federal Reserve Board under certain circumstances, including a notice of acquisition of a company engaged in activities not previously approved by regulation of the Federal Reserve Board. If such a proposed acquisition is not disapproved or subjected to conditions by the Federal Reserve Board within the applicable notice period, it is deemed approved by the Federal Reserve Board.

With the passage of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, which became effective on March 11, 2000, the types of activities in which a bank holding company may engage were significantly expanded. Subject to various limitations, the Modernization Act generally permits a bank holding company to elect to become a “financial holding company.” A financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are “financial in nature.” In addition to traditional lending activities, the following activities are deemed “financial in nature”: securities underwriting, dealing in or making a market in securities, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, certain merchant banking activities and activities that the Federal Reserve Board considers to be closely related to banking.

A bank holding company may become a financial holding company under the Modernization Act if each of its subsidiary banks is “well capitalized” under the FDIC Improvement Act’s “prompt corrective action provisions,” is well managed and has at least a satisfactory rating under the Community Reinvestment Act. In addition, the bank holding company must file a declaration with the Federal Reserve Board that the bank holding company wishes to become a financial holding company. A bank holding company that falls out of compliance with these requirements may be required to cease engaging in some of its activities. We have elected to become a financial holding company.

Our anticipated written agreement with the Federal Reserve will likely impose additional restrictions on us.

Capital Requirements. The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses. There are two measures of capital adequacy: a risk-based measure and a leverage measure. All capital standards must be satisfied for an institution to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratio represents capital as a percentage of total risk-weighted assets and off-balance sheet items. The minimum requirement for a bank holding company’s ratio of capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8.00%. At least half of the qualifying total capital must be composed of Tier 1 capital, which includes common equity, retained earnings and a limited amount of qualifying perpetual preferred stock, less goodwill and certain other intangibles. The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves (Tier 2 capital).

The Federal Reserve Board also requires bank holding companies to maintain a minimum “leverage ratio.” This leverage ratio of Tier 1 capital to adjusted average assets is equal to 3.00% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies are required to maintain a minimum leverage ratio of at least 4.00% to 5.00%.

The risk-based and leverage standards presently used by the Federal Reserve Board are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.

Source of Strength for Subsidiaries. Bank holding companies are required to serve as a source of financial strength for their depository institution subsidiaries, and, if their depository institution subsidiaries become undercapitalized, bank holding companies may be required to guarantee the subsidiaries’ compliance with capital restoration plans filed with their bank regulators, subject to certain limits.

Dividends. As a bank holding company that does not, as an entity, currently engage in separate business activities of a material nature, our ability to pay cash dividends depends upon the cash dividends we receive from the bank. At present, our only sources of income are cash dividends paid by the bank and interest earned on any investment securities we hold. We must pay all of our operating expenses from funds we receive from the bank. Therefore, shareholders may receive cash dividends from us only to the extent that funds are available after payment of our operating expenses and only in the event that our board decides to declare a dividend. In addition, the Federal Reserve Board generally prohibits bank holding companies from paying cash dividends except out of operating earnings where the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition. We expect that, for the foreseeable future, any cash dividends paid by the bank to us will likely be limited to amounts needed to pay any separate expenses or to make required payments on our debt obligations, including the interest payments on our junior subordinated debt. Our anticipated written agreement with the Federal Reserve may restrict our ability to pay dividends or receive dividends from the bank.

Restrictions on Transactions with Affiliates

Both we and the bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10.00% of a bank’s capital and surplus and, as to all affiliates combined, to 20.00% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The bank must also comply with other provisions designed to avoid the taking of low-quality assets.

We and the bank also are subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The bank is also subject to restrictions on extensions of credit to their executive officers, directors, principal shareholders and their related interests. These extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would also apply to guarantees of capital plans under the FDIC Improvement Act.

We cannot predict what legislation might be enacted or what regulations might be adopted, or if enacted or adopted, the effect of such legislation or regulations on our operations.

Regulation of Waccamaw Bank

The bank is extensively regulated under both federal and state law. Generally, these laws and regulations are intended to protect depositors and borrowers, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable law or regulation may have a material effect on our business.

State Law. The bank is subject to extensive supervision and regulation by the Office of the North Carolina Commissioner of Banks. The commissioner oversees state laws that set specific requirements for bank capital and regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The commissioner supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and banks are required to make regular reports to the commissioner describing in detail their resources, assets, liabilities and financial condition. Among other things, the commissioner regulates mergers and consolidations of state-chartered banks, the payment of cash dividends, loans to officers and directors, record keeping, types and amounts of loans and investments and the establishment of branches.

Interstate Branching. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act, the Federal Reserve Board may approve bank holding company acquisitions of banks in other states, subject to certain aging and deposit concentration limits. at June 1, 1997, banks in one state may merge with banks in another state, unless the other state has chosen not to implement this section of the Riegle-Neal Act. These mergers are also subject to similar aging and deposit concentration limits.

North Carolina “opted-in” to the provisions of the Riegle-Neal Act. Since July 1, 1995, an out-of-state bank that did not already maintain a branch in North Carolina was permitted to establish and maintain a de novo branch in North Carolina, or to acquire a branch in North Carolina, if the laws of the home state of the out-of-state bank permit North Carolina banks to engage in the same activities in that state under substantially the same terms as permitted by North Carolina. Also, North Carolina banks may merge with out-of-state banks, and an out-of-state bank resulting from such an interstate merger transaction may maintain and operate the branches in North Carolina of a merged North Carolina bank, if the laws of the home state of the out-of-state bank involved in the interstate merger transaction permit interstate merger. The overall effect of this legislation has been to increase competition in the banking industry in North Carolina.

Deposit Insurance. As a member institution of the FDIC, the bank’s deposits are insured through the FDIC’s Deposit Insurance Fund up to a per depositor maximum of $250,000, and each member institution is required to pay semi-annual deposit insurance premium assessments to the FDIC. Because the bank’s deposits are insured by the FDIC to the maximum extent provided by law, it is also subject to certain FDIC regulations. The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assesses higher rates on those institutions that pose greater risks to the Deposit Insurance Fund. The FDIC places each institution in one of four risk categories using a two-step process based first on capital ratios (the capital group assignment) and then on other relevant information (the supervisory group assignment). Within the lower risk category, Risk Category I, rates will vary based on each institution’s CAMELS component ratings, certain financial ratios, and long-term debt issuer ratings.

Capital group assignments are made quarterly and an institution is assigned to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal banking regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessment rates are determined by the FDIC and for the period effective January 1, 2009 through March 31, 2009 (payment dated June 30, 2009 based on March 31, 2009 data) range from 12 to 14 basis points for the healthiest institutions (Risk Category I) to 50 basis points of assessable deposits for the riskiest (Risk Category IV).

Effective April 1, 2009, the FDIC has changed the amount and the method of calculation for insured institutions’ total base assessment rate. This change becomes effective for the assessment payment dated September 30, 2009, which will be based on June 30, 2009 data. All institutions, depending on their assigned Risk Category, begin with a specific initial base assessment rate. For non-Risk Category I institutions, the initial base assessment rate is fixed as follows: Risk Category II (22 basis points), Risk Category III (32 basis points), and Risk Category IV (45 basis points). For Risk Category I institutions, the initial base assessment rate varies within a range of 12-16 basis points, depending on the institutions perceived risk calculated based off of a combination of the institutions’ supervisory ratings with several other risk measures.

Effective April 1, 2009, regardless of an institution’s Risk Category, the initial base assessment rate will be subject to further adjustments in order to determine the institution’s total base assessment rate. In calculating an institution’s total base assessment rate, the FDIC has introduced three adjustments that could be made to an institution’s initial base assessment rate: (1) a potential decrease for long-term unsecured debt, including senior and subordinated debt and, for small institutions, a portion of Tier 1 capital; (2) a potential increase for secured liabilities above a threshold amount; and (3) for non-Risk Category I institutions, a potential increase for brokered deposits above a threshold amount. With these potential adjustments, the new total base assessment rates will range from seven to 24 basis points for the healthiest institutions (Risk Category I) to 43 to 77.5 basis points of assessable deposits for the riskiest (Risk Category IV).

Under the changes effective April 1, 2009, an institution’s concentration of brokered deposits is accorded more weight in determining its total base assessment rate. For non-Risk Category I institutions, if an insured institution has a ratio of brokered deposits to domestic deposits (including reciprocal deposits) greater than 10 percent, then its assessment rate will be subject to an adjustment. The adjustment will be determined by multiplying 25 basis points times the difference between an institution’s ratio of brokered deposits to domestic deposits and 0.10. However, the adjustment will never be more than 10 basis points. For purposes of illustration only, if an institution’s ratio was 0.40, then the adjustment would be calculated by multiplying 25 by (0.40 – 0.10), which would result in a 7.5 basis point adjustment (i.e. increase in total base assessment rate).

While Risk Category I institutions are not subject to this potential brokered deposit adjustment when moving from an initial assessment rate to a total base assessment rate, brokered deposits may be relevant to Risk Category I institutions when the initial base assessment rate itself is calculated. As discussed above, the Category I institutions’ initial base assessment rate varies from 12-16 points depending on a number of risk variables and calculations. Effective April 1, 2009, the FDIC has also modified the financial ratio method used to calculate the initial base assessment rate for most Risk Category I institutions. Specifically, the FDIC added an adjusted brokered deposit ratio, which will measure the extent to which brokered deposits are funding rapid asset growth. The adjusted brokered deposit ratio, however, will affect only those established Risk Category I institutions whose total gross assets are more than 40 percent greater than they were four years previously, after adjusting for mergers and acquisitions. If an institution meets that threshold, then an adjustment to the Category I institution’s initial base assessment may be made if its brokered deposits (less reciprocal deposits) make up more than 10 percent of its domestic deposits. Finally, in addition to adding the adjusted brokered deposit ratio, the FDIC revised the large bank method for a large Risk Category I institution with long-term debt issuer ratings. Further details of those revisions are available from the FDIC website, www.fdic.gov.

On May 22, 2009, the FDIC approved a special assessment on insured institutions as part of the agency’s efforts to rebuild the Deposit Insurance Fund (DIF) and help maintain public confidence in the banking system. The final rule established a special assessment of five basis points on each FDIC-insured depository institution’s assets, minus its Tier 1 capital, as of June 30, 2009. This special assessment is capped, however, at 10 basis points times the institution’s assessment base for the second quarter of 2009 risk based assessment. The special assessment was collected September 30, 2009. In addition, the FDIC required insured institutions to prepay their estimated quarterly risk-based deposit insurance assessment for the fourth quarter of 2009, as well as all of 2010, 2011, and 2012. These prepayments were made on December 30, 2009. The assessment rate has been increased by three basis points for all of 2011 and 2012. The purpose of the prepayments was to recapitalize the deposit insurance fun. The amount of our prepaid assessment was $4,253,171. If the deposit insurance premium assessment rate applicable to Waccamaw Bank increase further or if another special assessment is approved, our earnings and the value of our securities would be adversely impacted.

The FDIC is authorized to set the reserve ratio for the DIF annually at between 1.15% and 1.5% of estimated insured deposits, in contrast to the statutorily fixed ratio of 1.25% under the old system. The ratio, which is viewed by the FDIC as the level that the funds should achieve, has been established by the agency at 1.25% for 2009. The Reform Act also provided for the possibility that the FDIC may pay dividends to insured institutions once the DIF reserve ratio equals or exceeds 1.35% of estimated insured deposits.

Capital Requirements. The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization’s operations for both transactions reported on the balance sheet as assets and for transactions, such as letters of credit, and recourse arrangements, which are recorded as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages which range from 0.00% for assets with low credit risk, such as certain U.S. Treasury securities, to 100.00% for assets with relatively high credit risk, such as business loans.

A banking organization’s risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. “Tier 1,” or core capital, includes common equity, qualifying noncumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions. “Tier 2,” or supplementary capital, includes, among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital ratio guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4.00% and a ratio of total capital to risk-weighted assets of at least 8.00%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant. At March 31, 2010, the bank was classified as “well capitalized” with a Tier 1 leverage capital ratio of 5.87% and a total risk-based capital ratio of 10.43%.

The federal banking agencies have adopted regulations specifying that they will include, in their evaluations of a bank’s capital adequacy, an assessment of the bank’s interest rate risk exposure. The standards for measuring the adequacy and effectiveness of a banking organization’s interest rate risk management include a measurement of Board of Directors and senior management oversight, and a determination of whether a banking organization’s procedures for comprehensive risk management are appropriate for the circumstances of the specific banking organization.

Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay cash dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as the measures described under the “Federal Deposit Insurance Corporation Improvement Act of 1991” below, as applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the bank to grow and could restrict the amount of profits, if any, available for the payment of cash dividends to the shareholders.

Federal Deposit Insurance Corporation Improvement Act of 1991. In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991, which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. The FDIC Improvement Act provides for, among other things:

•	publicly available annual financial condition and management reports for certain financial institutions, including audits by independent accountants;

•	the establishment of uniform accounting standards by federal banking agencies;

•

the establishment of a “prompt corrective action” system of regulatory supervision and intervention, based on capitalization levels, with greater scrutiny and restrictions placed on depository institutions with lower levels of capital;

•	additional grounds for the appointment of a conservator or receiver; and

•	restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements.

The FDIC Improvement Act also provides for increased funding of the FDIC insurance funds and the implementation of risk-based premiums.

A central feature of the FDIC Improvement Act is the requirement that the federal banking agencies take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. Pursuant to the FDIC Improvement Act, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

The FDIC Improvement Act provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions that fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. The FDIC Improvement Act also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001. On October 26, 2001, the USA PATRIOT Act of 2001 was enacted. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, which sets forth anti-money laundering measures affecting insured depository institutions, broker-dealers and other financial institutions. The Act imposes standards for verifying customer identification at account opening; rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; reports by non-financial trades and businesses filed with the Treasury Department’s Financial Crime Enforcement Network for transactions exceeding $10,000; and filing suspicious activities reports by brokers and dealers if they believe a customer may be violating U.S. laws or regulations; and requires enhanced due diligence requirements for financial institutions that administer, maintain or manage private bank accounts or correspondent accounts for foreign persons.

The federal financial institution regulators have promulgated rules and regulations implementing the Act which: prohibit U.S. correspondent accounts with foreign banks that have no physical presence in any jurisdiction; require financial institutions to maintain certain records for correspondent accounts of foreign banks; require financial institutions to produce certain records relating to anti-money laundering compliance upon request of the appropriate federal banking agency; require due diligence with respect to private banking and correspondent banking accounts; facilitate information sharing between government and financial institutions; require verification of customer identification; and require financial institutions to have in place an anti-money laundering program.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal bank regulators shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the bank. Additionally, the bank must publicly disclose the terms of various Community Reinvestment Act-related agreements.

Allowance for Loan and Lease Losses. The Allowance for Loan and Lease Losses (the “ALLL”) represents one of the most significant estimates in the bank’s financial statements and regulatory reports. Because of its significance, the bank has developed a system by which it develops, maintains and documents a comprehensive, systematic and consistently applied process for determining the amounts of the ALLL and the provision for loan and lease losses. The Interagency Policy Statement on the Allowance for Loan and Lease Losses, issued on December 13, 2006, encourages all banks to ensure controls are in place to consistently determine the ALLL in accordance with GAAP, the bank’s stated policies and procedures, management’s best judgment and relevant supervisory guidance. Consistent with supervisory guidance, the bank maintains a prudent and conservative, but not excessive, ALLL, that is at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. The bank’s estimate of credit losses reflects consideration of all significant factors that affect the collectability of the portfolio at the evaluation date. As part of the anticipated written agreement with the Federal Reserve, we expect that the Federal Reserve will require us to adopt a written program to reevaluate our allowance for loan loss methodologies and calculations.

Dividends. The cash dividends that may be paid by the bank are subject to legal limitations. In accordance with North Carolina banking law, cash dividends may not be paid unless the bank’s capital surplus is at least 50.0% of its paid-in capital. Cash dividends may only be paid out of retained earnings. The cash dividends that may be paid by the bank may become subject to additional limitations as part of the anticipated written agreement with the Federal Reserve.

Commercial Real Estate Lending. The bank’s lending operations may be subject to enhanced scrutiny by federal banking regulators based on its concentration of commercial real estate loans. On December 6, 2006, the federal banking regulators issued final guidance to remind financial institutions of the risk posed by commercial real estate (“CRE”) lending concentrations. CRE loans generally include land development, construction loans and loans secured by multifamily property, and non-farm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property.

Other Regulations. Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•

Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•

Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identify theft protections, and certain credit and other disclosures;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•

Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended by the Servicemembers’ Civil Relief Act, governing the repayment terms of, and property rights underlying, secured obligations of persons currently on active duty with the United States military;

•

Talent Amendment in the 2007 Defense Authorization Act, establishing a 36.00% annual percentage rate ceiling, which includes a variety of charges including late fees, for consumer loans to military service members and their dependents; and

•	Rules and regulations of the various federal banking regulators charged with the responsibility of implementing these federal laws.

The bank’s deposit operations are subject to federal laws applicable to depository accounts, such as the:

•	Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenat financial records;

•

Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	Rules and regulations of the various federal banking regulators charged with the responsibility of implementing these federal laws.

Effect of Governmental Monetary Policies. The bank’s earnings are affected by domestic economic conditions and the monetary and fiscal policies of the U.S. government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of U.S. government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. Neither we nor the bank can predict the nature or impact of future changes in monetary and fiscal policies.

Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

DESCRIPTION OF OUR SECURITIES

The following is a summary of the material provisions of our Articles of Incorporation and Bylaws, as well as the material provisions of the terms of our common stock.

General

Our Articles of Incorporation authorize the issuance of 51,000,000 shares of capital stock to be divided between 50,000,000 shares of common stock, no par value per share of which there were 5,551,183 shares outstanding on May 14, 2010, and 1,000,000 shares of preferred stock with such rights, preferences and privileges as the Board of Directors shall determine. On September 21, 2006, the Board of Directors established out of the 1,000,000 shares of preferred stock authorized, a series of 400,000 shares of preferred stock, no par value per share, entitled series A convertible preferred stock. On May 14, 2010, there were 550 shares of series A convertible preferred stock outstanding.

Upon completion of the offering, assuming all shares being offered are purchased, there will be 35,551,183 shares of our common stock outstanding (40,051,183 shares if we exercise our option to increase the size of the public offering). Up to an additional 314,539 shares of common stock will be issuable upon exercise of outstanding stock options granted under our stock option plans, and 296,889 shares are issuable upon the exercise of warrants sold in a rights offering and a private placement in 2006.

Common Stock

Dividend Rights. As a North Carolina corporation, we are not directly subject to the restrictions on the payment of cash dividends applicable to Waccamaw Bank. Holders of shares of our common stock are entitled to receive such cash dividends as the Board of Directors may declare out of funds legally available therefor. However, our payment of cash dividends will be subject to the restrictions of North Carolina law applicable to the declaration of cash dividends by a business corporation. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such cash dividend distribution or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain preferential liquidation rights. Our ability to pay cash dividends to the holders of shares of our common stock is, at the present time and for the foreseeable future, largely dependent upon the amount of cash dividends that Waccamaw Bank pays to us.

Voting Rights. Each share of our common stock entitles the holder thereof to one vote on all matters upon which stockholders have the right to vote. In addition, the Board of Directors will be classified into three groups so that approximately one-third of the directors will be elected each year. Our stockholders are not entitled to cumulate their votes for the election of directors.

Assessment and Redemption. Our common stock is not subject to redemption or any sinking fund as all outstanding shares are fully paid and non-assessable.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of our affairs, the holders of shares of our common stock are entitled to receive, after payment of all debts and liabilities and any liquidation preferences on such preferred stock as may be outstanding at such time, all of our remaining assets available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of Waccamaw Bank, we, as the sole shareholder of such bank’s common stock, would be entitled to receive all remaining assets of the bank available for distribution in cash or in kind after payment of all debts and liabilities of the bank including all deposits and accrued interest on deposits.

Preemptive Rights; Redemption. Holders of shares of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to call or redemption.

Preferred Stock

Our authorized preferred stock is available for issuance from time to time at the discretion of the Board of Directors without shareholder approval. The Board of Directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

Series A Convertible Preferred Stock. The Board of Directors has established out of the authorized preferred stock a series of preferred stock entitled series A convertible preferred stock. Our series A preferred stock is a single series consisting of 400,000 shares of preferred stock. The holders of our series A preferred stock have no preemptive rights. All of the shares of our series A preferred stock are fully paid and non-assessable. Our series A preferred stock ranks senior to all of our now outstanding common stock and common stock that we may issue in the future, including shares issued in this offering, as to distribution of assets upon our dissolution, our liquidation, or the winding up of our affairs. The series A preferred stock ranks junior to our outstanding subordinated debt securities.

At any time after one year and one day from the date a shareholder is first issued shares of our series A preferred stock, the shareholder may elect to convert the shares of series A preferred stock into shares of our common stock on a one-for-one basis (adjusted for stock dividends). In the event a shareholder wishes to convert shares of series A preferred stock into common stock, the shareholder must provide us with a written notice of their intent to convert. Upon receipt of the written notice, we will issue a number of shares of our authorized but unissued shares of no par value common stock equal to the number of shares of series A preferred stock being converted.

We do not anticipate paying any cash dividends on the series A preferred stock. We may consider paying stock dividends on our series A preferred stock in a manner similar to our payment of stock dividends on our common stock. See “Dividend Policy” on page 25 of this prospectus.

The holders of our series A preferred stock are not entitled to any voting rights, except as required by applicable state law.

In the event state law would require a vote of the holders of our series A preferred stock before the company could take or refrain from taking any particular corporate action, the company, in its sole discretion, may convert the outstanding shares of series A preferred stock into shares of the company’s common stock on a one-for-one basis (adjusted for stock dividends) upon at least 15 days and not more than 60 days notice to the holders of the series A preferred stock on the date as determined by the Board of Directors for such purpose.

The holders of the series A preferred stock may, at their sole election, convert their shares of series A preferred stock into shares of the company’s common stock one year and one day after the series A preferred stock being so converted was first issued.

Trust Preferred Securities

In December 2003, we privately issued $8.0 million aggregate liquidation amount of floating rate trust preferred securities through Waccamaw Statutory Trust I, which was formed for the sole purpose of issuing the securities. We may redeem these securities at our option with prior regulatory approval.

In July 2008, we privately issued $4.0 million aggregate liquidation amount of floating rate trust preferred securities through Waccamaw Statutory Trust II. These trust preferred securities must be redeemed on October 1, 2038, and may be redeemed prior to that date in certain circumstances. The principal reason for issuing these securities was that the proceeds from their sale qualifies as Tier 1 capital for regulatory capital purposes (subject to certain limitations), thereby enabling us to enhance our regulatory capital positions without diluting the ownership of our stockholders.

Dividends paid to holders of the trust preferred securities are recorded as interest expense and are deductible for income tax purposes. We have fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. Our obligations under the guarantees are unsecured and subordinate to senior and subordinated indebtedness, but are senior to our common and preferred stock.

In December 2009, we elected to defer interest payments on our outstanding trust preferred securities. Under the terms of these securities, we may elect to defer the payment of interest for up to 20 consecutive quarters after which all accrued but unpaid interest would be due in full.

Authorized But Unissued Shares

North Carolina law does not require stockholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Our Board of Directors has the authority, without any vote or action by our stockholders to issue additional series of preferred stock with such preferences, limitations and relative rights as may be fixed by resolution of our Board.

Certain Articles and Bylaws Provisions Having Potential Anti-Takeover Effects

General. The following is a summary of the material provisions of our Articles of Incorporation and Bylaws that address matters of corporate governance and the rights of stockholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders. All references to the Articles of Incorporation and Bylaws are to Waccamaw Bankshares, Inc.’s Articles of Incorporation and Bylaws in effect as of the date of this prospectus.

Classification of the Board of Directors. The Bylaws provide for a number of directors to be not less than five (5) nor more than sixteen (16) with the Board divided into three classes in as nearly equal numbers as possible. Each director serves for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which the director was elected (except for certain initial directors whose terms may be shorter than three years as necessary to effect the classification process). A director elected to fill a vacancy serves only until the next meeting of stockholders at which directors are elected. Approximately one-third of its members are elected each year, and two annual meetings are required for our stockholders to change a majority of the members constituting the Board.

Removal of Directors; Filling Vacancies. Our bylaws provide that shareholders may remove one or more of the directors with or without cause by a vote of shareholders whenever the number of votes cast in favor of removal of the director exceeds the number of votes cast against such removal. A director may not be removed by the shareholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director. Vacancies occurring in the Board of Directors may be filled by the stockholders or a majority of the remaining directors, even though less than a quorum, or by the sole remaining director. Vacancies created by an increase in the authorized number of directors shall be filled only by election at an annual or special meeting of shareholders called for that purpose.

Amendment of Bylaws. Subject to certain restrictions described below, either a majority of the Board of Directors or our stockholders may amend or repeal the bylaws. A bylaw adopted, amended or repealed by the stockholders may not be readopted, amended or repealed by the Board. Generally, our stockholders may adopt, amend, or repeal the bylaws in accordance with the North Carolina Business Corporation Act.

Other Constituents. The Board of Directors is permitted by our Articles of Incorporation to consider other constituents besides the stockholders if faced with a proposal that could cause a change in control. Such constituents are employees, depositors, customers, creditors and the communities in which we or any of our subsidiaries conduct business. Further, the Board is permitted to evaluate the competence, experience and integrity of any proposed acquiror as well as the prospects for success of such a takeover proposal.

Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called only by our President, the Chairman of the Board of Directors, the Secretary, or the Board of Directors.

Vote for Change in Control. Approval of a majority of the voting securities of Waccamaw Bankshares, Inc. is required to affect any merger, consolidation, share exchange, or sale of substantially all the assets of Waccamaw Bankshares, Inc.

Certain Provisions of North Carolina Law

We are subject to the North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act, each of which, if applicable, would hinder the ability of a third party to acquire control of Waccamaw Bankshares, Inc. and Waccamaw Bank. The Shareholder Protection Act generally requires that, unless certain “fair price” and other conditions are met, the affirmative vote of the holders of 95% of the voting shares of a corporation is necessary to adopt or authorize a business combination with any other entity, if that entity is the beneficial owner, directly or indirectly, of more than 20% of the voting shares of the company. The Control Share Act provides that any person or party who acquires “control shares” (defined as a number of shares which, when added to other shares held, gives the holder voting power in the election of directors equal to 20%, 33 1/3% or a majority of all voting power) may only vote those shares if the remaining shareholders of the corporation, by resolution, permit those shares to be voted. If the shareholders of the corporation permit the “control shares” to be accorded voting rights and the holder of the “control shares” has a majority of all voting power for the election of directors, the other shareholders of the corporation have the right to the redemption of their shares at the fair value of the shares as of the date prior to the date on which the vote was taken which gave voting rights to the “control shares.” The provisions of the Shareholder Protection Act and the Control Share Act may have the effect of discouraging a change of control by allowing minority shareholders to prevent a transaction favored by a majority of the shareholders. The primary purpose of these provisions is to encourage negotiations with our Board of Directors by groups or corporations interested in acquiring control of us.

Certain Provisions of Federal Law

The acquisition of more than ten percent (10%) of our outstanding common stock may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act of 1978. The Federal Reserve Board has also adopted a regulation pursuant to the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of a state member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days prior written notice and certain financial and other information to the Federal Reserve Board. Control for the purpose of this Act exists in situations in which the acquiring party has voting control of at least twenty-five percent (25%) of any class of voting stock or the power to direct the management or policies of the bank or the holding company. However, under Federal Reserve Board regulations, control is presumed to exist where the acquiring party has voting control of at least ten percent (10%) of any class of voting securities if (a) the bank or holding company has a class of voting securities which is registered under Section 12 of the 1934 Act, or (b) the acquiring party would be the largest holder of a class of voting shares of the bank or the holding company. The statute and underlying regulations authorize the Federal Reserve Board to disapprove a proposed acquisition on certain specified grounds.

Prior approval of the Federal Reserve Board would be required for any acquisition of control of Waccamaw Bankshares, Inc. or Waccamaw Bank by any bank holding company under the Bank Holding Company Act of 1956 (the “BHC Act”). Control for purposes of the BHC Act would be based on, among other factors, a twenty-five percent (25%) voting stock test or on the ability of the holding company otherwise to control the election of a majority of our Board of Directors. As part of such acquisition, the acquiring company (unless already so registered) would be required to register as a bank holding company under the BHC Act.

The Securities Exchange Act of 1934 requires that a purchaser of any class of a corporation’s securities registered under the Exchange Act notify the SEC and such corporation within ten days after its purchases exceed five percent of the outstanding shares of that class of securities. This notice must disclose the background and identity of the purchaser, the source and amount of funds used for the purchase, the number of shares owned and, if the purpose of the transaction is to acquire control of the corporation, any plans to alter materially the corporation’s business or corporate structure. In addition, any tender offer to acquire a corporation’s securities is subject to the limitations and disclosure requirements of the Exchange Act.

Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Securities Registrar

The transfer agent and securities registrar for our common stock is First Shareholder Services, Raleigh, North Carolina.

Shares Eligible for Future Sale

Our articles of incorporation authorize the issuance of up to 50,000,000 shares of common stock and up to 1,000,000 shares of preferred stock. Out of the 1,000,000 shares of preferred stock, the Board of Directors has designated 400,000 shares as series A preferred stock. On May 14, 2010, there were 5,551,183 shares of common stock issued and outstanding, leaving 44,448,817 shares authorized but unissued. On May 14, 2010, there were 550 shares of series A preferred stock issued and outstanding, leaving 399,450 shares authorized but unissued.

As of May 14, 2010, the company had 296,889 warrants outstanding to purchase shares of common stock at $21.82 per share at any time until September 30, 2014. There were also outstanding options to purchase an aggregate of 314,539 shares of our common stock under the company’s stock option plans as of May 14, 2010.

All of the shares issued in the rights offering are eligible for resale without registration under the 1933 Act unless they were acquired by our directors, executive officers, or other affiliates (collectively, “affiliates”). Our affiliates generally will be able to sell securities only in accordance with the limitations of Rule 144 under the 1933 Act.

PLAN OF DISTRIBUTION

We are offering 8,326,775 shares of common stock to our shareholders of record as of May 14, 2010, through the distribution to those shareholders of nontransferable rights to purchase three shares of common stock for every two shares of common stock each shareholder beneficially owned on such date. The subscription price in the rights offering is $             per share. To the extent any of the shares offered in the rights offering are available, shareholders shall be permitted to oversubscribe. Such oversubscriptions will be filled in whole or in part at our sole discretion. If the price of the common stock sold in the public offering is lower than the price of the shares offered in the rights offering, then subscribers in the rights offering shall be entitled to such lower price.

Our selling agent, McKinnon & Company, Inc., 999 Waterside Drive, Suite 1200, Norfolk, Virginia, has agreed, subject to the terms and conditions contained in an underwriting agreement with us, to sell in a public offering, as selling agent on a best efforts basis, any shares not subscribed in the rights offering, plus an additional 21,673,225 shares. In addition, we may elect to increase the size of the public offering by an additional 4,500,000 shares. Because the public offering is on a best efforts basis, the selling agent is not obligated to purchase any shares if they are not sold to the public, and the selling agent is not required to sell any specific number or dollar amount of shares.

The selling agent has informed us that it proposes to offer the public offering shares as agent, subject to prior sale, when, as and if issued by us, in part to the public at the offering price set forth on the cover page of this prospectus and in part through certain selected dealers to customers of such selected dealers at the public offering price. Each selected dealer will receive a commission of $             for each share that it sells. The selling agent reserves the right to reject any order for the purchase of shares through it, in whole or in part.

Neither the rights offering nor the public offering is contingent upon the occurrence of any event or the sale of a minimum or maximum number of shares. Funds received by the selling agent in the public offering will be deposited in escrow with and held by SunTrust Bank, Richmond, Virginia, in a non-interest bearing account until the closing of both the rights offering and the public offering. Closing of both offerings is expected to occur on or about                     , 2010.

The price of the shares offered in this offering was determined by us after consultation with the selling agent and was based on a variety of factors, including:

•	the per share book value of our common stock,

•	the trading history of our securities,

•	our operating history and prospects for future earnings,

•	our current performance,

•	the prospects of the banking industry in which we compete,

•	the general condition of the securities markets at the time of the offering, and

•	the prices of equity securities and equity equivalent securities of comparable companies.

The price of the shares offered in the public offering was determined by negotiations between us and the selling agent. The factors mentioned above were considered in determining the price of the shares offered.

The selling agent provides investment banking services to us from time to time in the ordinary course of business and has advised us on the structure of the rights offering. We will pay the selling agent a financial advisory fee equal to 1.0% of the price of the shares sold in the rights offering (excluding $1.0 million in proceeds from sales to certain company insiders) and a selling commission equal to 6.0% of the total gross proceeds of shares sold through broker-dealers in the public offering. We have agreed to indemnify the selling agent against certain civil liabilities, including liability under the Securities Act of 1933, as amended.

We will also pay our costs of both the rights offering and the public offering, which we expect to be $512,000.

INTERESTS OF NAMED EXPERTS AND COUNSEL

We have not hired or retained any experts or counsel on a contingent basis. None of the experts or counsel described below have a direct or indirect interest in Waccamaw Bankshares, Inc. or any of its subsidiaries, nor will they receive such an interest in connection with the rights offering. Furthermore, none of the experts or counsel is connected with Waccamaw Bankshares, Inc. or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer, or employee.

LEGAL MATTERS

The legality of the securities offered and certain other legal matters will be passed upon for us and the selling agent by Gaeta & Eveson, P.A., Raleigh, North Carolina.

EXPERTS

The audited consolidated financial statements of Waccamaw Bankshares, Inc. as of and for the year ended December 31, 2009, have been included herein in reliance upon the report of Elliott Davis, PLLC, an independent registered public accounting firm, included elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of Waccamaw Bankshares, Inc. as of and for the year ended December 31, 2008, have been included herein in reliance upon the report of Dixon Hughes PLLC, an independent registered public accounting firm, included elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

At your request, we will provide you, without charge, a copy of any exhibits to our registration statement incorporated by reference in this prospectus. If you want more information, write or call us at:

Waccamaw Bankshares, Inc.

P.O. Box 2009

Whiteville, North Carolina 28472-9980

(910) 641-0044

We are subject to the informational requirements of the Securities Exchange Act of 1934 and as required by the Exchange Act we file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Room, maintained by the SEC, at 100 F Street, NE, Room 1580, Washington, DC 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy statements and other information about us.

WACCAMAW BANKSHARES, INC.

Consolidated Balance Sheets

March 31, 2010 and December 31, 2009

	(Unaudited) March 31, 2010	(Audited) December 31, 2009
Assets
Cash and due from banks	$9,080,776	$13,973,474
Interest-bearing deposits with banks	79,283,245	7,695,499
Federal funds sold	6,565,000	21,315,000

Total cash and cash equivalents	94,929,021	42,983,973
Investment securities, available-for-sale	93,319,842	87,769,319
Restricted equity securities	4,041,350	4,041,350
Loans, net of allowance for loan losses of $10,442,170 in 2010, and $10,148,927 in 2009	332,074,918	340,020,798
Foreclosed assets	8,086,184	4,994,241
Property and equipment, net	16,867,894	17,035,644
Intangible assets, net	194,318	237,270
Accrued income	2,039,764	2,449,081
Bank owned life insurance	18,764,098	18,576,015
Other assets	15,816,780	15,113,381

Total assets	$586,134,169	$533,221,072

Liabilities and Stockholders’ Equity
Liabilities
Noninterest-bearing deposits	$32,674,539	$32,940,811
Interest-bearing deposits	455,527,500	400,597,148

Total deposits	488,202,039	433,537,959
Securities sold under agreements to repurchase	20,557,000	20,615,000
Other short-term borrowings	1,000,000	3,500,000
Long-term debt	43,000,000	43,000,000
Junior subordinated debentures	12,372,000	12,372,000
Accrued interest payable	996,084	942,689
Other liabilities	1,900,389	2,098,993

Total liabilities	568,027,512	516,066,641

Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock, Series A, convertible, non-cumulative, non-voting, no par value; 1,000,000 shares authorized; 550 issued and outstanding at March 31, 2010 and December 31, 2009, respectively	9,064	9,064
Common stock, no par value; 25,000,000 shares authorized; 5,551,183 shares issued and outstanding at March 31, 2010 and December 31, 2009, respectively	24,892,548	25,099,770
Retained deficit	(5,452,342)	(5,129,490)
Accumulated other comprehensive loss	(1,342,613)	(2,824,913)

Total stockholders’ equity	18,106,657	17,154,431

Total liabilities and stockholders’ equity	$586,134,169	$533,221,072

See notes to consolidated financial statements

WACCAMAW BANKSHARES, INC.

Consolidated Statements of Operations

Three-months ended March 31, 2010 and March 31, 2009 (Unaudited)

	Three-Months Ended March 31,
	2010	2009
Interest income
Loans and fees on loans	$4,614,547	$5,187,765
Federal funds sold and interest earning deposits	24,811	1,330
Investment securities, taxable	835,940	1,225,198
Investment securities, nontaxable	125,310	163,103

Total interest income	5,600,608	6,577,396

Interest expense
Deposits	1,774,316	2,688,247
Federal funds purchased and securities sold under agreements to repurchase	164,596	185,777
Short-term borrowings	28,750	78,878
Long-term borrowings	558,543	543,623

Total interest expense	2,526,205	3,496,525

Net interest income	3,074,403	3,080,871
Provision for loan losses	1,016,013	987,650

Net interest income after provision for loan losses	2,058,390	2,093,221

Non-interest income
Service charges on deposit accounts	666,225	501,497
Mortgage origination income	86,766	102,735
Income from financial services	19,360	29,652
Earnings on bank owned life insurance	188,083	193,336
Net realized gains on sale of or maturity of investment securities	385,927	232,780
Other operating income	318,718	285,154

Total non-interest income	1,665,079	1,345,154

Non-interest expense
Salaries and employee benefits	1,576,698	1,929,888
Occupancy and equipment	493,667	530,837
Data processing	285,318	334,929
Regulatory agency expense	316,150	319,682
Amortization expense of intangible assets	46,119	53,233
Other expense	697,690	656,383

Total non-interest expense	3,415,642	3,824,952

Income (loss) before income taxes	307,827	(386,577)
Income tax expense (benefit)	19,412	(251,038)

Net income (loss)	$288,415	$(135,539)

Basic earnings income per share	$.05	$(.02)

Diluted earnings income per share	$.05	$(.02)

Weighted average shares outstanding	5,551,183	5,523,549

Diluted average shares outstanding	5,551,733	5,523,549

See notes to consolidated financial statements

WACCAMAW BANKSHARES, INC.

Consolidated Statements of Cash Flows

Three-months ended March 31, 2010 and March 31, 2009 (Unaudited)

	Three-Months Ended March 31,
	2010	2009
Cash flows from operating activities
Net income (loss)	$288,415	$(135,539)
Adjustments to reconcile net income (loss) to net cash provided (used) by operations:
Depreciation and amortization	222,874	237,631
Stock-based compensation	25,701	40,103
Provision for loan losses	1,016,013	987,650
Accretion of discount on securities, net of amortization of premiums	74,165	25,407
Gain on sale of investment securities	(385,927)	(232,780)
Income from bank owned life insurance	(188,083)	(193,336)
Changes in assets and liabilities:
Accrued income	409,317	198,311
Other assets	72,472	24,233
Accrued interest payable	53,395	(39,367)
Other liabilities	(198,604)	654,949

Net cash provided by operating activities	1,389,738	1,567,262

Cash flows from investing activities
Purchases of investment securities available-for-sale	(31,363,448)	(33,551,341)
Purchases of restricted equity securities	—	(55,800)
Principal repayments of investments available-for-sale	880,240	7,709,364
Net decrease in loans	3,837,924	1,475,630
Sales and maturities of investment securities available-for-sale	25,339,609	26,792,119
Purchases of property and equipment	(12,172)	(24,712)

Net cash (used in) provided by investing activities	(1,317,847)	2,345,260

Cash flows from financing activities
Net decrease in non-interest-bearing deposits	(266,272)	(3,459,242)
Net increase in interest-bearing deposits	54,930,352	26,500,159
Net decrease in securities sold under agreements to repurchase	(58,000)	(267,000)
Proceeds (repayments) from short-term borrowings	(2,500,000)	2,500,000
Repayments of long-term debt	—	(2,500,000)
Stock issuance costs and redemption of fractional shares	(232,923)	—

Net cash provided by financing activities	51,873,157	22,773,917

Increase in cash and cash equivalents	51,945,048	26,686,439
Cash and cash equivalents, beginning	42,983,973	15,913,493

Cash and cash equivalents, ending	$94,929,021	$42,599,932

Supplemental disclosure of cash flow information
Interest paid	$2,472,810	$3,535,892

Real estate acquired in settlement of loans	$3,091,943	$—

See notes to consolidated financial statements

WACCAMAW BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

The balance sheet at December 31, 2009 was derived from the audited financial statements at that date.

The accompanying unaudited financial statements were prepared in accordance with instructions for Form 10-Q and therefore do not include all disclosures required by generally accepted accounting principles for a complete presentation of financial statements. In the opinion of the management, the financial statements contain all adjustments necessary to present fairly the financial condition of Waccamaw Bankshares, Inc. (the “Company”) and its subsidiary, Waccamaw Bank (the “Bank”) as of March 31, 2010 and December 31, 2009, and its results of operations and cash flows for the three months ended March 31, 2010 and 2009. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results expected for the full year. These consolidated financial statements should be read in conjunction with the Company’s Form 10-K for the year ended December 31, 2009.

Waccamaw Bankshares, Inc. is located in Whiteville, North Carolina. Waccamaw Bank, the primary subsidiary of Waccamaw Bankshares, Inc. is a state chartered bank operating seventeen offices in Whiteville, Wilmington, Shallotte (2), Holden Beach, Chadbourn, Tabor City, Southport (2), Sunset Beach, Oak Island and Elizabethtown, North Carolina. Offices in South Carolina include Conway (2), Socastee, Little River and Heath Springs. The accounting and reporting policies of the Company and Bank follow generally accepted accounting principles and general practices within the financial services industry.

PRESENTATION OF CASH FLOWS

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, (including cash items in process of collection) interest-bearing deposits with banks which are considered to be cash equivalents and federal funds sold. Cash flows from demand deposits, NOW accounts and savings accounts are reported net since their original maturities are less than three months. Loans and time deposits are reported net per FASB ASC Topic 205. Federal funds purchased are shown separately.

INVESTMENT SECURITIES

Investments classified as available for sale can be held for indefinite periods of time and include those securities that management may employ as part of asset/liability strategy or that may be sold in response to changes in interest rates, prepayments, regulatory capital requirements or similar factors. These securities are carried at fair value and are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The declines in fair value are due to changes in market rates.

LOANS

Loans are stated at the amount of unpaid principal, reduced by unearned fees and an allowance for loan losses.

The allowance for loan losses is maintained at a level considered appropriate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. The Bank performs credit reviews of the loan portfolio and considers economic conditions, historical loan loss experience, review of specific problem loans and other factors in determining the balance of the allowance for loan losses.

WACCAMAW BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest on all loans is accrued daily on the outstanding balance. Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors that the borrower’s financial condition is such that collection of interest is doubtful.

Allowance for loan losses, charge-offs, impaired loans and non-accrual loans along with market conditions and loan portfolio concentrations are discussed further under “Asset Quality” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

NOTE 2. REGULATORY CAPITAL AND REGULATORY MATTERS

WRITTEN AGREEMENT

We expect to enter into a written agreement with the Federal Reserve in the near future, but do not know the exact contents of the written agreement at this time. This is a type of formal supervisory agreement with our primary federal banking regulator. The written agreement could, among other things, inhibit our ability to grow and pay dividends. In addition, we expect that this written agreement will require us to implement plans to improve our risk management and compliance systems, oversight functions, operating and financial management and capital plans. While subject to the written agreement, we expect our management and board of directors will be required to focus considerable time and attention on taking corrective actions to comply with its terms. We may also be required to hire third-party consultants and advisers to assist us in complying with the written agreement. This could increase our non-interest expense and reduce our earnings. If we do not comply with the written agreement, we could be subject to the assessment of civil money penalties, further regulatory sanctions, or other regulatory enforcement actions.

NOTE 3. EARNINGS PER SHARE

Earnings per share for the three months ended March 31, 2010 and 2009 were calculated by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted earnings per share for the three months ended March 31, 2010 were calculated by dividing net income by the weighted average number of dilutive shares outstanding. For the three months ended March 31, 2009, there was no dilutive effect as the Company reported a loss on operations.

The following table details the computation of basic and diluted earnings (loss) per share:

	March 31, 2010	March 31, 2009
Net income (loss) (income available to common shareholders)	$288,415	$(135,539)

Weighted average common shares outstanding	5,551,183	5,523,549
Effect of dilutive securities, options	—	—
Effect of dilutive securities, preferred stock	550	—

Weighted average common shares outstanding, diluted	5,551,733	5,523,549

Basic income (loss) per share	$.05	$(.02)

Diluted income (loss) per share	$.05	$(.02)

At March 31, 2010 and March 31, 2009, the Company had 296,889 warrants outstanding. At March 31, 2009 these warrants were not included in the diluted earnings per share calculation as the effect would have been anti-dilutive. There were 314,539 anti-dilutive options at March 31, 2010 and 320,610 anti-dilutive options at March 31, 2009 which have been excluded from the diluted weighted shares outstanding. For the three months

WACCAMAW BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ended March 31, 2010, the stock compensation expense of the Company was $25,701 compared to $40,103 for the three months ended March 31, 2009. The unrecognized stock compensation expense for the three months ended March 31, 2010 was $195,284 compared to $195,113 for the three months ended March 31, 2009.

In 2008, the shareholders approved an equity compensation plan (the “2008 Omnibus Stock Ownership and Long Term Incentive Plan (the “Omnibus Plan”)) which replaced the Company’s 1998 Incentive Stock Option Plan and 1998 Non-statutory Stock Option Plan (the “Previous Plans”). After the approval of the Omnibus Plan, no further options have been or will be issued under the Previous Plans. The term of the Omnibus Plan is indefinite, except that no stock option award can be granted after the tenth anniversary of the plan. The Omnibus Plan provides that shares of common stock may be granted to certain key employees and outside directors through non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, or long-term incentive compensation units. The Board of Directors determines the exercise price and all other terms of all grants.

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by counterparties to financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank’s commitments at March 31, 2010 and December 31, 2009 is as follows:

	March 31, 2010	December 31, 2009
Commitments to extend credit	$38,508,000	$41,072,000
Standby letters of credit	796,000	796,000

NOTE 5. RECENT ACCOUNTING PRONOUNCEMENTS

In January 2010, fair value guidance was amended to require disclosures for significant amounts transferred in and out of Levels 1 and 2 and the reasons for such transfers and to require that gross amounts of purchases, sales, issuances and settlements be provided in the Level 3 reconciliation. The new disclosures are effective for the Company for the current quarter and have been reflected in the Fair Value footnote.

Guidance related to subsequent events was amended in February 2010 to remove the requirement for an SEC filer to disclose the date through which subsequent events were evaluated. The amendments were effective upon issuance and had no significant impact on the Company’s financial statements.

Consolidation guidance was amended in February 2010 to defer guidance regarding the analysis of interests in variable interest entities issued in June 2009 for entities having attributes of investment companies or that apply investment company measurement principles. Disclosure requirements provided in the June 2009 guidance were not deferred. The amendments were effective January 1, 2010 and had no effective on the Company’s financial statements.

WACCAMAW BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2010, guidance related to derivatives and hedging was amended to exempt embedded credit derivative features related to the transfer of credit risk from potential bifurcation and separate accounting. Embedded features related to other types of risk and other embedded credit derivative features w not exempt from potential bifurcation and separate accounting. The amendments will be effective for the Company on July 1, 2010 although early adoption is permitted. The Company does not expect these amendments to have any impact on the financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 6. FAIR VALUE

GAAP provides a framework for measuring and disclosing fair value which requires disclosures about the fair value of assets and liabilities recognized in the balance sheet, whether the measurements are made on a recurring basis (for example, available for sale investment securities) or on a nonrecurring basis (for example, impaired loans).

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These levels are:

Level 1 –	Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 –	Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 –	Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

WACCAMAW BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. As of March 31, 2010, the Bank identified $38,306,997 in impaired loans. Of these impaired loans, $727,663 was identified to have impairment of $277,663. The determination of impairment was based on the fair market value of collateral for each loan. In situations where management discounts appraised values in determining fair value of appraisals, these levels will be considered to be a Level 3 input.

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to other real estate owned. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional allowances, which are charges to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company recorded the foreclosed asset as nonrecurring.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The following table presents the recorded amount of assets and liabilities measured at fair value on a recurring basis:

March 31, 2010	Total	Level 1	Level 2	Level 3
Mortgage backed securities	77,395,440	24,320,940	53,074,500	—
Corporate securities	3,325,645	—	2,085,645	1,240,000
Single issue trust preferred securities	6,082,625	—	4,142,625	1,940,000
Municipal securities	6,516,132	—	6,516,132	—

	$93,319,842	$24,320,940	$65,818,902	$3,180,000

WACCAMAW BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2009	Total	Level 1	Level 2	Level 3
Mortgage backed securities	60,558,270	3,890,233	56,668,037	—
Corporate securities	4,501,810	—	3,381,810	1,120,000
Single issue trust preferred securities	10,552,149	—	8,802,149	1,750,000
Pooled trust preferred securities	82,255	—	82,255	—
Municipal securities	12,074,835	—	12,074,835	—

	$87,769,319	$3,890,233	$81,009,086	$2,870,000

There were no liabilities measured at fair value on a recurring basis at March 31, 2010 and December 31, 2009.

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the following tables (in thousands):

March 31, 2010	Total	Level 1	Level 2	Level 3
Construction and development impaired loans	$450	$—	$—	$450
Foreclosed assets	8,086	—	—	8,086

Total assets at fair value	$8,536	$—	$—	$8,536

December 31, 2009	Total	Level 1	Level 2	Level 3
Impaired loans	$—	$—	$—	$—
Foreclosed assets	4,994	—	—	4,994

Total assets at fair value	$4,994	$—	$—	$4,994

There were no liabilities measured at fair value on a nonrecurring basis at March 31, 2010 and December 31, 2009.

The following table, which presents additional information about financial assets and liabilities measured at fair value at March 31, 2010 and 2009, on a recurring basis and for which Level 3 inputs are utilized to determine fair value:

Available for Sale Securities
(In thousands)
Balance, January 1, 2009	$3,939
Total gains or losses (realized/unrealized)	—
Included in earnings (or changes in net assets)	—
Included in other comprehensive income	—
Purchases, issuances, and settlements	—
Transfers in and/or out of Level 3	1,661

Balance, March 31, 2009	$5,600

WACCAMAW BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Available for Sale Securities
(In thousands)
Balance, January 1, 2010	$2,870
Total gains or losses (realized/unrealized)	—
Included in earnings (or changes in net assets)	—
Included in other comprehensive income	310
Purchases, issuances, and settlements	—
Transfers in and/or out of Level 3	—

Balance, March 31, 2010	$3,180

For the three months ended March 31, 2010, there were no net transfers into Level 3.

Generally accepted accounting principles requires disclosure of fair value information about financial instruments, whether or not recognized in the Statement of Condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of March 31, 2010 and December 31, 2009. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The estimated fair values of the Company’s financial instruments are as follows (dollars in thousands):

	March 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and due from banks	$9,081	$9,081	$13,973	$13,973
Interest-bearing deposits with banks	79,283	79,283	7,695	7,695
Federal funds sold	6,565	6,565	21,315	21,315
Investment securities	93,320	93,320	87,769	87,769
Restricted equity securities	4,041	4,041	4,041	4,041
Loans, net of allowance for loan losses	332,075	325,078	340,021	333,368

Financial Liabilities
Deposits	488,202	488,832	433,538	431,370
Securities sold under agreements to repurchase and federal funds purchased	20,557	20,557	20,615	20,615
Other short-term borrowings	1,000	1,000	3,500	3,484
Long-term debt	43,000	41,239	43,000	41,450
Junior subordinated debentures	12,372	8,227	12,372	8,234

WACCAMAW BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7 – COMPREHENSIVE INCOME (LOSS)

Recognized revenue, expenses, gains, and losses must be included in net income or loss. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with the operating net income or loss, are components of comprehensive income or loss. A summary of comprehensive income is as follows:

	Quarter ended March 31, 2010	Quarter ended March 31, 2009
Net income (loss)	$288,415	$(135,539)
Other comprehensive income (loss):
Gain on sale of investments	(385,927)	(232,780)
Unrealized gains (losses) on available-for-sale investment securities	1,803,393	(1,188,409)
Tax effect	(546,433)	969,763

Total other comprehensive income (loss)	871,033	(451,426)

Comprehensive income (loss)	$1,159,448	$(586,965)

NOTE 8 – INVESTMENT SECURITIES

Investments in available for sale securities of $93,319,842 consisted of corporate securities, single issue trust preferred securities, municipal securities, and mortgage backed securities (MBS) at March 31, 2010.

At March 31, 2010, we had 34 individual available for sale investments that were in an unrealized loss position. The unrealized losses on investments in corporate securities, municipal securities, U.S. Governmental agencies and mortgage backed securities (MBS) summarized below were attributable to market turmoil and liquidity. The unrealized losses on the corporate securities are due to credit quality, as well as liquidity. We have the intent and the ability to hold the remaining investments until a market price recovery or maturity, and therefore these investments are not considered impaired on an other-than-temporary basis.

The following is a summary of the securities portfolio by major classification at the dates presented.

	March 31, 2010
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mortgage backed securities	77,401,309	244,811	(250,680)	77,395,440
Corporate securities	4,281,516	—	(955,870)	3,325,646
Single issue trust preferred securities	7,168,239	157,475	(1,243,090)	6,082,624
Municipal securities	7,374,277	819	(858,964)	6,516,132

	$96,225,341	$403,105	$(3,308,604)	$93,319,842

	December 31, 2009
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mortgage backed securities	61,167,200	159,880	(768,810)	60,558,270
Corporate securities	5,617,961	—	(1,116,151)	4,501,810
Single issue trust preferred securities	12,089,781	148,661	(1,686,293)	10,552,149
Pooled trust preferred securities	133,935	—	(51,680)	82,255
Municipal securities	13,083,406	29,210	(1,037,781)	12,074,835

	$92,092,283	$337,751	$(4,660,715)	$87,769,319

WACCAMAW BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross realized gains and losses resulting from the sale of securities for the three months ended March 31, 2010 and 2009 are as follows:

	Quarter ended March 31, 2010	Quarter ended March 31, 2009
Realized gains	$531,451	$338,519
Realized losses	(145,524)	(105,739)

	$385,927	$232,780

The following tables show the gross unrealized losses and fair values for our investments and length of time that the individual securities have been in a continuous unrealized loss position.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
March 31, 2010
Mortgage backed securities	$34,299,309	$(230,694)	$1,885,325	$(19,987)	$36,184,634	$(250,681)
Corporate securities	1,500,645	(780,870)	1,825,000	(175,000)	3,325,645	(955,870)
Single issue trust preferred securities	1,340,000	(660,000)	4,142,625	(583,089)	5,482,625	(1,243,089)
Municipal securities	499,524	(15,476)	5,480,790	(843,488)	5,980,314	(858,964)

Total temporarily impaired securities	$37,639,478	$(1,687,040)	$13,333,740	$(1,621,564)	$50,973,218	$(3,308,604)

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2009
Mortgage backed securities	$42,983,307	$(768,810)	$—	$—	$42,983,307	$(768,810)
Corporate securities	1,398,872	(896,151)	1,780,000	(220,000)	3,178,872	(1,116,151)
Single issue trust preferred securities	1,994,732	(925,992)	3,967,017	(760,301)	5,961,749	(1,686,293)
Pooled trust preferred securities	33,118	(51,680)	49,138	—	82,256	(51,680)
Municipal securities	1,356,260	(43,738)	6,714,609	(994,043)	8,070,869	(1,037,781)

Total temporarily impaired securities	$47,766,289	$(2,686,371)	$12,510,764	$(1,974,344)	$60,277,053	$(4,660,715)

WACCAMAW BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The scheduled contractual maturities of securities (all available for sale) at March 31, 2010 and December 31, 2009 are as follows:

	March 31, 2010		December 31, 2009
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$—	$—	$1,322,937	$1,322,937
Due in one through five years	3,002,080	2,783,589	2,470,000	2,255,560
Due in five through ten years	—	—	1,002,184	952,851
Due after ten years	93,223,261	90,536,253	87,297,162	83,237,971

	$96,225,341	$93,319,842	$92,092,283	$87,769,319

The Company’s unrealized losses on other securities relate to its investment in bank-only pooled trust preferred securities, corporate securities, municipal securities and mortgage backed securities (MBS). The Company is closely monitoring its investments in these securities in light of recent price volatility in the marketplace. Due to uncertainty in the credit markets broadly, and the lack of both trading and new issuance in pooled trust preferred securities, market price indications generally reflect the illiquidity in these markets and not the credit quality of the individual securities. Due to this illiquidity, it is unlikely that the Company would be able to recover its investment in these securities if it sold them at this time. The Company has the intent and ability to hold these securities until a recovery of costs, which may be at maturity. Based on an assessment of the credit quality of the underlying issuers, the Company did not consider the investment in these securities to be other-than-temporarily impaired at March 31, 2010. The Company will continue to monitor the market price of these securities and the default rates of the underlying issuers and continue to evaluate these securities for possible other-than-temporary impairment, which could result in a future non-cash charge to earnings.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Waccamaw Bankshares, Inc.

Whiteville, North Carolina

We have audited the consolidated balance sheet of Waccamaw Bankshares, Inc. and subsidiary as of December 31, 2009, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waccamaw Bankshares, Inc. and subsidiary at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management’s assertion about the effectiveness of Waccamaw Bankshares, Inc. and subsidiary’s internal control over financial reporting as of December 31, 2009 included in the Form 10-K and, accordingly, we do not express an opinion thereon.

Galax, Virginia

April 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Waccamaw Bankshares, Inc. and Subsidiary

Whiteville, North Carolina

We have audited the accompanying consolidated balance sheet of Waccamaw Bankshares, Inc. and Subsidiary (hereinafter referred to as the “Company”) as of December 31, 2008, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Waccamaw Bankshares, Inc. and Subsidiary as of December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2008 the Company adopted Emerging Issues Task Force Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.

Raleigh, North Carolina

March 31, 2009

WACCAMAW BANKSHARES, INC.

Consolidated Balance Sheets

December 31, 2009 and 2008

	2009	2008
Assets
Cash and due from banks	$13,973,474	$8,947,752
Interest-bearing deposits with banks	7,695,499	2,684,741
Federal funds sold	21,315,000	4,281,000

Total cash and cash equivalents	42,983,973	15,913,493
Investment securities, available for sale	87,769,319	87,402,799
Restricted equity securities	4,041,350	4,131,906
Loans, net of allowance for loan losses of $10,148,927 in 2009 and $7,187,981 in 2008	340,020,798	378,882,889
Property and equipment, net	17,035,644	17,597,502
Goodwill	—	2,727,152
Intangible assets, net	237,270	416,194
Accrued income	2,449,081	2,448,477
Bank owned life insurance	18,576,015	17,834,763
Foreclosed assets	4,994,241	956,832
Other assets	15,113,381	9,138,427

Total assets	$533,221,072	$537,450,434

Liabilities and Stockholders’ Equity
Liabilities
Noninterest-bearing deposits	$32,940,811	$36,159,809
Interest-bearing deposits	400,597,148	382,420,080

Total deposits	433,537,959	418,579,889
Securities sold under agreements to repurchase	20,615,000	23,830,000
Other short-term borrowings	3,500,000	7,000,000
Long-term debt	43,000,000	45,500,000
Junior subordinated debentures	12,372,000	12,372,000
Accrued interest payable	942,689	1,328,976
Other liabilities	2,098,993	995,414

Total liabilities	516,066,641	509,606,279

Commitments and contingencies (Note 18)	—	—
Stockholders’ equity
Preferred stock, Series A, convertible, non-cumulative, non-voting, no par value; 1,000,000 shares authorized; 550 and 28,184 shares issued and outstanding at December 31, 2009 and 2008, respectively	9,064	464,476
Common stock, no par value; 25,000,000 shares authorized; 5,551,183 and 5,523,549 shares issued and outstanding at December 31, 2009 and 2008, respectively	25,099,770	24,591,884
Retained earnings (deficit)	(5,129,490)	8,907,591
Accumulated other comprehensive loss	(2,824,913)	(6,119,796)

Total stockholders’ equity	17,154,431	27,844,155

Total liabilities and stockholders’ equity	$533,221,072	$537,450,434

See Notes to Consolidated Financial Statements

WACCAMAW BANKSHARES, INC.

Consolidated Statements of Operations

Years ended December 31, 2009 and 2008

	2009	2008
Interest income
Loans and fees on loans	$21,113,676	$24,056,784
Investment securities, taxable	4,110,706	5,612,932
Investment securities, nontaxable	586,998	714,011
Federal funds sold	30,502	69,850
Deposits with banks	47,429	31,745

Total interest income	25,889,311	30,485,322

Interest expense
Deposits	9,262,674	13,502,304
Federal funds purchased and securities sold under agreements to repurchase	747,349	1,103,935
Other borrowed funds	2,526,195	2,328,430

Total interest expense	12,536,218	16,934,669

Net interest income	13,353,093	13,550,653
Provision for loan losses	16,579,908	2,990,096

Net interest income (loss) after provision for loan losses	(3,226,815)	10,560,557

Noninterest income (expense)
Service charges on deposit accounts	3,022,511	2,115,172
ATM and check cashing fees	875,361	755,029
Mortgage origination income	380,263	352,929
Income from financial services	139,275	264,201
Earnings on bank owned life insurance	741,252	547,952
Net realized (losses) gains on sale or maturity of investment securities	(886,653)	98,207
Impairment on investment securities available for sale	(418,710)	(3,348,460)
Other operating income	55,311	181,442

Total noninterest income	3,908,610	966,472

Noninterest expense
Salaries and employee benefits	7,129,531	8,196,516
Occupancy and equipment	2,096,787	2,012,137
Data processing	1,175,402	1,306,998
Advertising	310,577	705,462
Regulatory agency expense	1,292,849	389,327
Professional services	852,530	489,537
Foreclosed assets, net	775,692	43,845
Goodwill impairment charge	2,727,152	—
Other expense	2,154,695	2,253,467

Total noninterest expense	18,515,215	15,397,289

Loss before income taxes	(17,833,420)	(3,870,260)
Income tax expense (benefit)	(3,627,888)	(1,827,230)

Net loss	$(14,205,532)	$(2,043,030)

Basic loss per share	$(2.57)	$(.37)

Diluted loss per share	$(2.57)	$(.37)

Weighted average common shares outstanding	5,534,458	5,490,982

Weighted average dilutive common shares outstanding	5,534,458	5,490,982

See Notes to Consolidated Financial Statements

WACCAMAW BANKSHARES, INC.

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2009 and 2008

	Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
December 31, 2007	$793,967	$23,785,199	$11,124,589	$(680,614)	$35,023,141
Adoption of Topic 320 of ASC	—	—	(173,968)	—	(173,968)
Comprehensive loss
Net loss	—	—	(2,043,030)	—	(2,043,030)
Net change in unrealized loss on investment securities available for sale, net of income taxes of ($2,714,873)	—	—	—	(7,438,637)	(7,438,637)
Reclassification adjustment of impairment in investments securities available for sale, net of income taxes of $1,290,965	—	—	—	2,057,495	2,057,495
Reclassification adjustment of gain recognized in net of income taxes of ($40,167)	—	—	—	(58,040)	(58,040)

Total comprehensive loss					(7,482,212)
Stock based compensation	—	127,409	—	—	127,409
Exercise of stock options	—	165,774	—	—	165,774
Excess tax benefits from stock-based compensation	—	184,011	—	—	184,011
Conversion of preferred stock to common stock	(329,491)	329,491	—	—	—

December 31, 2008	464,476	24,591,884	8,907,591	(6,119,796)	27,844,155
Comprehensive loss
Net loss	—	—	(14,205,532)	—	(14,205,532)
Net change in unrealized gain on investment securities available for sale, net of income taxes of $1,669,468	—	—	—	2,661,189	2,661,189
Reclassification adjustment of impairment in investments securities available for sale, net of income taxes of $161,413	—	—	—	257,297	257,297
Reclassification adjustment of loss recognized in net of income taxes of $341,805	—	—	—	544,848	544,848

Total comprehensive loss					(10,742,198)
Reversal of non-credit related impairment	—	—	168,451	(168,451)	—
Stock based compensation	—	122,378	—	—	122,378
Stock issuance costs	—	(69,904)	—	—	(69,904)
Conversion of preferred stock to common stock	(455,412)	455,412	—	—	—

December 31, 2009	$9,064	$25,099,770	$(5,129,490)	$(2,824,913)	$17,154,431

See Notes to Consolidated Financial Statements

WACCAMAW BANKSHARES, INC.

Consolidated Statements of Changes in Cash Flows

For the years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities
Net loss	$(14,205,532)	$(2,043,030)
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation and amortization	942,966	1,011,671
Impairment of goodwill	2,727,152	—
Stock-based compensation	122,378	127,409
Provision for loan losses	16,579,908	2,990,096
Accretion of discount on securities, net of amortization of premiums	209,020	(19,032)
Write-down of OREO	469,411	—
(Gain) loss on sale of investment securities	886,653	(98,207)
Impairment of investment securities	418,710	3,348,460
Income from bank owned life insurance	(741,252)	(547,952)
Deferred taxes	(1,403,202)	(1,881,102)
Changes in assets and liabilities:
Accrued income	(604)	490,787
Other assets	(6,397,438)	559,531
Accrued interest payable	(386,287)	(796,697)
Other liabilities	1,103,579	(819,024)

Net cash provided by operating activities	325,462	2,322,910

Cash flows from investing activities
Purchases of restricted equity securities	(62,100)	—
Purchases of investment securities	(93,133,979)	(38,148,849)
Maturities of investment securities	13,787,672	2,927,227
Net (increase) decrease in loans	17,182,817	(27,373,415)
Proceeds from sales of investment securities	82,870,608	34,858,839
Investment in bank owned life insurance	—	(5,509,450)
Purchases of property and equipment	(165,712)	(3,814,254)
Proceeds from sale of other real estate	592,546	—

Net cash provided by (used in) investing activities	21,071,852	(37,059,902)

Cash flows from financing activities
Net increase (decrease) in noninterest-bearing deposits	(3,218,998)	3,788,636
Net increase in interest-bearing deposits	18,177,068	36,611,918
Net decrease in securities sold under agreements to repurchase	(3,215,000)	(5,392,000)
Net increase (decrease) in federal funds purchased	—	(15,429,300)
Net increase in junior subordinated debentures	—	4,000,000
Net decrease in short-term borrowings	(3,500,000)	(7,000,000)
Net proceeds from (repayment of) long-term debt	(2,500,000)	21,000,000
Proceeds from issuance of common stock	—	165,774
Benefit of non-qualified stock option exercise	—	184,011
Stock issuance costs and redemption of fractional shares	(69,904)	—

Net cash provided by financing activities	5,673,166	37,929,039

Increase (decrease) in cash and cash equivalents	27,070,480	3,192,047
Cash and cash equivalents, beginning	15,913,493	12,721,446

Cash and cash equivalents, ending	$42,983,973	$15,913,493

Supplemental disclosure of cash flow information
Interest paid	$12,922,505	$17,731,365

Taxes paid	$52,647	$133,750

Supplemental disclosure of noncash activities
Real estate acquired in settlement of loans	$5,099,366	$638,597

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 1. Organization and Summary of Significant Accounting Policies

Waccamaw Bank (Bank) was organized and incorporated under the laws of the State of North Carolina on August 28, 1997 and commenced operations on September 2, 1997. The Bank currently serves Columbus, Brunswick, Bladen and New Hanover counties in North Carolina and Lancaster and Horry counties in South Carolina and surrounding areas through seventeen full service banking branches. As a state chartered bank which is a member of the Federal Reserve, the Bank is subject to regulation by the North Carolina Commissioner of Banks and the Federal Reserve.

During 2001, Waccamaw Bankshares, Inc. (Company), a bank holding company chartered in North Carolina was formed. On July 1, 2001, Waccamaw Bankshares, Inc. acquired all the outstanding shares of Waccamaw Bank in a tax-free reorganization.

The accounting and reporting policies of the Company and the Bank follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Going Concern Considerations

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts and classification of liabilities that may be necessary should we be unable to continue as a going concern.

The substantial uncertainties throughout the economy and U.S. banking industry coupled with current market conditions have adversely affected the Company’s 2009 results and capital levels. The significant loss in 2009, primarily related to credit losses, goodwill impairment and the valuation allowance on deferred tax assets, reduced the Company’s capital levels. In order to remain well capitalized under federal banking agencies’ guidelines, management believes that the Company will need to raise additional capital to absorb the potential future credit losses associated with the disposition of its nonperforming assets. Accordingly, management is in the process of evaluating various alternatives to increase tangible common equity and regulatory capital through the issuance of additional equity in public or private offerings. Management is actively evaluating a number of capital sources, asset reductions, and other balance sheet management strategies to ensure that the projected level of regulatory capital can support its balance sheet long-term. Management is currently reducing and otherwise restructuring its balance sheet to improve capital ratios.

Current market conditions for banking institutions, the overall uncertainty in financial markets, and depressed stock price are significant barriers to the success of any plan to issue additional equity in public or private offerings. An equity financing transaction would result in substantial dilution to the Company’s current shareholders and could adversely affect the market price of the Company’s common stock. There can be no assurance as to whether these efforts will be successful, either on a short-term or long-term basis. Should these efforts be unsuccessful, due to existing regulatory restrictions on cash payments between the Bank and the holding company, the Company may be unable to discharge its liabilities in the normal course of business. There can be no assurance that the Company will be successful in any efforts to raise additional capital during 2010.

Both the parent company and the banking subsidiary actively manage liquidity and cash flow needs. The Company has suspended its common and preferred dividends to shareholders until such time as the Company returns to profitability. At December 31, 2009, the Company had $42 million of cash and cash equivalents. The Company has no long-term debt maturing in 2010.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 1. Organization and Summary of Significant Accounting Policies, continued

Going Concern Considerations, continued

Liquidity at the bank level is dependent upon the deposit franchise which funds 81% of the Company’s assets (or 62% excluding brokered CDs). The FDIC’s temporary changes to increase the amount of deposit insurance to $250,000 per deposit relationship and to provide unlimited deposit insurance for certain transaction accounts have contributed to the stable deposit base. All banks that have elected to participate in the Transaction Account Guarantee Program (“TAGP”) have the same FDIC insurance coverage. Potential loss of deposits would be a primary funding need in a liquidity crisis. Deposit balances which are not covered by FDIC insurance total approximately $9.6 million currently, and would increase to approximately $13.5 million without the benefit of the FDIC’s TAGP, currently scheduled to expire at June 30, 2010. Thus, the primary deposit-related liquidity risk relates to balances which are not insured. As of March 31, 2010 the Company has liquid assets of approximately $95 million to address liquidity needs in a crisis scenario. If a liquidity issue presents itself, deposit promotions would be expected to yield significant in-flows of cash, but could be limited based on recently approved limitations on maximum interest rates that may be offered by should the bank not be well capitalized.

In addition, certain borrowings, such as brokered CDs and FHLB advances, are dependent on various credit eligibility criteria which may be impacted by changes in the Company’s financial position and/or results of operations. Given the weakened economy, and current market conditions, there is no assurance that the Company will, if it chooses to do so, be able to obtain new borrowings or issue additional equity on terms that are satisfactory.

Based on current capital levels and expected liquidity needs and sources, management expects the Company to be able to meet its obligations at least through December 31, 2010. If unanticipated market factors emerge, or if the Company is unable to raise additional capital, successfully execute its plans, or comply with regulatory requirements, then its banking regulators could take further action, which could include actions that may have a material adverse effect on the Company’s business, results of operations and financial position.

Critical Accounting Policies

We believe our policies with respect to the methodology for our determination of the allowance for loan losses, investment impairment charges, goodwill impairment and asset impairment judgments, including the recoverability of intangible assets, involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and our Board of Directors.

Principles of Consolidation

Our consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Business Segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 1. Organization and Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and (“GAAP”) disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the determination of other than temporary impairment on investment securities, the valuation of deferred tax assets and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

The Bank’s loan portfolio consists primarily of loans in its market area. Accordingly, the ultimate collectability of a substantial portion of the Bank’s loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank’s allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and Cash Equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “cash and due from banks” and “interest-bearing deposits with banks”, and “federal funds sold.” Generally, federal funds are purchased and sold for one-day periods.

Interest-Bearing Deposits with Banks

Interest-bearing deposits mature in one year or less and are carried at cost.

Trading Securities

The Bank does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 1. Organization and Summary of Significant Accounting Policies, continued

Investment Securities, continued

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are deferred and recognized as an adjustment of the yield of the related loan. Discounts and premiums on any purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on any purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to make payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized on the cash-basis or cost-recovery method, as appropriate. When facts and circumstances indicate the borrower has regained the ability to make required payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 1. Organization and Summary of Significant Accounting Policies, continued

Allowance for Loan Losses, continued

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment.

Property and Equipment

Land is carried at cost. Buildings, furniture and equipment, automobiles, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

Years
Leasehold improvements	5-30
Automobile	5
Furniture and equipment	3-10
Buildings	10-40

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is assessed at least annually for impairment.

Fair value of the reporting unit in 2009 was determined using a discounted cash flow model with estimated cash flows based on internal forecasts of net income. Our goodwill impairment testing for 2009, which was updated at December 31, 2009, indicated that our goodwill was impaired. As a result of the recent decline in our stock price and operating results, the excess of the fair value over carrying value narrowed in our assessment. Based on the impairment testing process, the Company recorded a goodwill impairment charge of $2.7 million in 2009.

Intangible Assets

Intangible assets consist primarily of purchased core deposit intangible assets and are accounted for in accordance with generally accepted accounting principles. The Company evaluates the remaining useful life of each intangible asset that is being amortized to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are currently being amortized over estimated useful lives of 10 years.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 1. Organization and Summary of Significant Accounting Policies, continued

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Stock Compensation Plans

The Company recognizes compensation cost relating to share-based payment transactions. Generally accepted accounting principles require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. Compensation cost has been measured using the fair value of an award on the grant date and is recognized over the service period, which is usually the vesting period.

Advertising Expense

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2009 and 2008 was approximately $311,000 and $705,000, respectively.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets, net of a valuation allowance if appropriate, and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. Due to uncertainty regarding the realization of the entire deferred tax asset, management has recorded a deferred tax asset valuation allowance as of December 31, 2009. Details are included in Note 17. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 1. Organization and Summary of Significant Accounting Policies, continued

Income Taxes, continued

statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax position taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Management is not aware of any material uncertain tax positions and no liability has been recognized at December 31, 2009. Interest and penalties associated with unrecognized tax benefits would be classified as additional interest expense or other expense, respectively, in the statement of income.

Comprehensive Income

Annual comprehensive income reflects the change in the Company’s equity during the year arising from transactions and events other than investments by and distributions to stockholders. It consists of net income plus certain other changes in assets and liabilities that are currently reported as separate components of stockholders’ equity rather than as income or expense. The company’s sole component of accumulated other comprehensive income is unrealized losses on investment securities available for sale.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

Diluted Earnings per Share

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common stock equivalents. Potential common stock equivalents include the Company’s Series A convertible preferred stock and related outstanding warrants and shares associated with stock-based compensation. Due to the net loss in 2009, dilutive common stock equivalents have been excluded from the computation of dilutive earnings per share as the result would be anti-dilutive.

Financial Instruments

Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. In addition, forwards and option contracts must reduce the risk attributed to a particular exposure, and for hedges of anticipatory transactions, the significant terms and characteristics of the transaction must be identified and the transactions must be probable of occurring. All derivative financial

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 1. Organization and Summary of Significant Accounting Policies, continued

Financial Instruments, continued

instruments held or issued by the Company are held or issued for purposes other than trading. In December 2007, the Bank entered into to structured repo obligation with Barclays Capital, Inc. in the amount of $20 million. Within the structured repo are embedded derivatives which will not have a material effect on the results of operations.

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Fair Value of Financial Instruments

Generally accepted accounting principles (“GAAP”) define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair value of its financial instruments based on the fair value hierarchy established per GAAP which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Investment securities available for sale, loans held for sale and servicing assets are recorded at fair value on a recurring basis. Certain impaired loans and foreclosed assets are carried at fair value on a nonrecurring basis.

Reclassification

Certain reclassifications have been made to the prior years’ financial statements to place them on a comparable basis with the current year. Net income and stockholders’ equity previously reported were not affected by these reclassifications.

Subsequent Events

In accordance with accounting guidance, the Company evaluated events and transactions for potential recognition or disclosure in our financial statements through the date the financial statements were issued.

Recent Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which restructured generally accepted accounting principles (“GAAP”) and simplified access to all authoritative literature by providing a single source of authoritative nongovernmental GAAP. The guidance is presented in a topically organized structure referred to as the FASB Accounting Standards Codification (“ASC”). The new structure is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included is considered non-authoritative.

The FASB issued new accounting guidance on accounting for transfers of financial assets in June 2009. The guidance limits the circumstances in which a financial asset should be derecognized when the transferor has not

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 1. Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

transferred the entire financial asset by taking into consideration the transferor’s continuing involvement. The standard requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The concept of a qualifying special-purpose entity is no longer applicable. The standard is effective for the first annual reporting period that begins after November 15, 2009, for interim periods within the first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not expect the guidance to have any impact on the Company’s financial statements. The ASC was amended in December, 2009, to include this guidance.

Guidance was issued in June 2009 requiring a company to analyze whether its interest in a variable interest entity (“VIE”) gives it a controlling financial interest that should be included in consolidated financial statements. A company must assess whether it has an implicit financial responsibility to ensure that the VIE operates as designed when determining whether it has the power to direct the activities of the VIE that significantly impact its economic performance, making it the primary beneficiary. Ongoing reassessments of whether a company is the primary beneficiary are also required by the standard. This guidance amends the criteria to qualify as a primary beneficiary as well as how to determine the existence of a VIE. The standard also eliminates certain exceptions that were previously available. This guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. Comparative disclosures will be required for periods after the effective date. The Company does not expect the guidance to have any impact on the Company’s financial position. An update was issued in December, 2009, to include this guidance in the ASC.

An update was issued in October, 2009 to provide guidance requiring companies to allocate revenue in multi-element arrangements. Under this guidance, products or services (deliverables) must be accounted for separately rather than as a combined unit utilizing a selling price hierarchy to determine the selling price of a deliverable. The selling price is based on vendor-specific evidence, third-party evidence or estimated selling price. The amendments in the update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted. The Company does not expect the update to have an impact on its financial statements.

In October, 2009, updated guidance was issued to provide for accounting and reporting for own-share lending arrangements issued in contemplation of a convertible debt issuance. At the date of issuance, a share-lending arrangement entered into on an entity’s own shares should be measured at fair value in accordance with prior guidance and recognized as an issuance cost, with an offset to additional paid-in capital. Loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs. The amendment also requires several disclosures including a description and the terms of the arrangement and the reason for entering into the arrangement. The effective dates of the amendment are dependent upon the date the share-lending arrangement was entered into and include retrospective application for arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. The Company has no plans to issue convertible debt and, therefore, does not expect the update to have an impact on its financial statements.

In January, 2010, guidance was issued to alleviate diversity in the accounting for distributions to shareholders that allow the shareholder to elect to receive their entire distribution in cash or shares but with a limit on the aggregate amount of cash to be paid. The amendment states that the stock portion of a distribution to

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 1. Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance. The amendment is effective for interim and annual periods ending on or after December 15, 2009 and had no impact on the Company’s financial statements.

Also in January, 2010, an amendment was issued to clarify the scope of subsidiaries for consolidation purposes. The amendment provides that the decrease in ownership guidance should apply to (1) a subsidiary or group of assets that is a business or nonprofit activity, (2) a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture, and (3) an exchange of a group of assets that constitutes a business or nonprofit activity for a non-controlling interest in an entity. The guidance does not apply to a decrease in ownership in transactions related to sales of in substance real estate or conveyances of oil and gas mineral rights. The update is effective for the interim or annual reporting periods ending on or after December 15, 2009 and had no impact on the Company’s financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Note 2. Adjustment to Earnings

Due to a system error discovered during the October 2009, dating back to the second quarter of 2008 and extending to the second quarter of 2009, interest income on certain loan participations was understated by $552,151 and net income understated by $340,274. Interest income of $212,350 and net income of $130,480 relating to 2008 was corrected as an out-of period adjustment in the third quarter of 2009. The correction of this error affected both the asset account, “Accrued income” and income account “Loans and fees on loans”, as this was an accrual entry only there were no cash transactions affected by this error.

The following table details the income and tax effect of the error on the affected previously issued financial statements:

Year Ended 2008
Interest income	$212,350
Income tax expense	(81,870)

Net income impact of error	130,480

Net income (loss) as previously reported	(2,043,030)

Net income (loss), Pro Forma	$(1,912,550)

As management has determined the impact of this error is not material to the previously issued financial statements, these statements will not be revised. The correction of the error has been reflected in the 2009 statement of operations.

Note 3. Business Combinations

On April 28, 2006, the Company acquired The Bank of Heath Springs, paying $8,000,000 in exchange for all the outstanding shares of common stock of The Bank of Heath Springs. In conjunction with the acquisition, The Bank of Heath Springs was merged with and into the Company’s subsidiary, Waccamaw Bank.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 3. Business Combinations, continued

The acquisition was accounted for as a purchase transaction and accordingly the results of operations attributable to the acquired company are included in our consolidated financial statements only from the date of acquisition. The excess of purchase price over fair value of net tangible and identified intangible assets acquired will be evaluated annually for impairment and written down as those values become impaired. Identified intangible assets will be amortized over their expected useful life. The Company recorded a goodwill impairment charge of $2.7 million in 2009 as referenced in Note 1 on Goodwill.

Note 4. Restrictions on Cash

To comply with banking regulation, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $2,740,000 and $3,127,000 for the period including December 31, 2009 and 2008, respectively.

Note 5. Investment Securities

Debt and equity securities have been classified in the balance sheet according to management’s intent. The amortized cost of securities (all available for sale) and their approximate fair values follow:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2009
Mortgage backed securities	61,167,200	159,880	(768,810)	60,558,270
Corporate securities	5,617,961	—	(1,116,151)	4,501,810
Single issue trust preferred securities	12,089,781	148,661	(1,686,293)	10,552,149
Pooled trust preferred securities	133,935	—	(51,680)	82,255
Municipal securities	13,083,406	29,210	(1,037,781)	12,074,835

	$92,092,283	$337,751	$(4,660,715)	$87,769,319

2008
Government sponsored enterprises (FHLB, FHLMC, FNMA and FFCB)	$10,500,000	$106,465	$—	$10,606,465
Mortgage backed securities	40,090,699	824,260	(4,582)	40,910,377
Corporate securities	7,318,842	19,675	(1,989,834)	5,348,683
Equity securities	52,800	—	—	52,800
Single issue trust preferred securities	21,565,751	165,199	(6,157,683)	15,573,267
Pooled trust preferred securities	570,058	—	(430,384)	139,674
Municipal securities	16,577,067	12,741	(1,818,275)	14,771,533

	$96,675,217	$1,128,340	$(10,400,758)	$87,402,799

Restricted equity securities are carried at cost and consist of investments in stock of the Federal Home Loan Bank of Atlanta (FHLB) and The Federal Reserve Bank of Richmond (Federal Reserve). Both of those entities are correspondents of the Bank. The FHLB requires financial institutions to make equity investments in the FHLB in order to borrow from it. The Bank is required to hold that stock so long as it borrows from the FHLB. The FHLB has indefinitely suspended redemptions of their stock. The Federal Reserve requires banks to purchase stock as a condition of membership in the Federal Reserve system.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 5. Investment Securities, continued

Investment securities with market values of $43,507,833 and $48,947,717 at December 31, 2009 and 2008, respectively were pledged as collateral on public deposits and for other banking purposes as required or permitted by law. Gross realized gains and losses resulting from the sale of securities for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Realized gains	$1,556,768	$137,477
Realized losses	(2,443,421)	(39,270)

	$(886,653)	$98,207

The scheduled contractual maturities of securities (all available for sale) at December 31, 2009 are as follows:

	Amortized Cost	Fair Value
Due in one year or less	$1,322,937	$1,322,937
Due in one through five years	2,470,000	2,255,560
Due in five through ten years	1,002,184	952,851
Due after ten years	87,297,163	83,237,971

	$92,092,284	$87,769,319

The following tables detail unrealized losses and related fair values in the Bank’s held to maturity and available for sale investment securities portfolios. This information is aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2009 and December 31, 2008.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2009
Mortgage backed securities	$42,983,307	$(768,810)	$—	$—	$42,983,307	$(768,810)
Corporate securities	1,398,872	(896,151)	1,780,000	(220,000)	3,178,872	(1,116,151)
Single issue trust preferred securities	1,994,732	(925,992)	3,967,017	(760,301)	5,961,749	(1,686,293)
Pooled trust preferred securities	33,118	(51,680)	49,138	—	82,256	(51,680)
Municipal securities	1,356,260	(43,738)	6,714,609	(994,043)	8,070,869	(1,037,781)

Total temporarily impaired securities	$47,766,289	$(2,686,371)	$12,510,764	$(1,974,344)	$60,277,053	$(4,660,715)

December 31, 2008
Government sponsored enterprises (FHLB, FHLMC and FFCB)	$—	$—	$—	$—	$—	$—
Mortgage backed securities	230,539	(3,626)	26,554	(956)	257,093	(4,582)
Corporate securities	3,268,382	(527,020)	1,037,069	(1,462,814)	4,305,451	(1,989,834)
Single issue trust preferred securities	12,424,063	(6,056,874)	904,060	(100,808)	13,328,123	(6,157,682)
Pooled trust preferred securities	—	—	139,674	(430,384)	139,674	(430,384)
Municipal securities	8,046,371	(625,298)	5,162,622	(1,192,977)	13,208,993	(1,818,275)

Total temporarily impaired securities	$23,969,355	$(7,212,818)	$7,269,979	$(3,187,939)	$31,239,334	$(10,400,757)

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 5. Investment Securities, continued

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow any anticipated recovery in fair value. The changes in fair value in our available for sale portfolio reflect normal market conditions and vary; either positively or negatively, based primarily on changes in general levels of market interest rates relative to the yields of the portfolio. Additionally, changes in the fair value of securities available for sale do not affect our income nor does it affect the Bank’s regulatory capital requirements. The Bank has invested in trust preferred securities and management is closely monitoring these securities. Other than temporary impairment charges for December 31, 2009 consisted of a pooled trust preferred security of $418,710.

Other than temporary impairment charges for December 31, 2008 included a single issue trust preferred security of $339,013, a pooled trust preferred security of $1,044,675 and FNMA Preferred Stock of $1,964,772.

Unrealized losses associated with the investment securities total $4.7 million. Of that amount, $2.0 million has existed for a period of twelve consecutive months or longer. Unrealized losses that are related to the prevailing interest rate environment will decline over time and recover as these securities approach maturity. The unrealized losses in the municipal securities portfolio are due to widening credit spreads in the municipal securities market and are the result of concerns about the bond insurers associated with these securities. At December 31, 2009, the Company believes that all contractual cash flows will be received on this portfolio.

Prices in the two pooled trust preferred securities continue to decline due to illiquidity and reduced demand for these securities. A pooled trust preferred securities portfolio was written down by $1,044,000 during 2008. After cash flow testing of these securities using default and loss assumptions derived from a third party credit source with expertise in bank credit quality, the remaining security failed the model’s projected cash flow test. During 2009, the Company recognized that the remaining pooled trust preferred security was other-than-temporarily impaired and, accordingly, this security has been written down to the fair value. The pooled trust preferred securities portfolio was written down by $418,710 during 2009. In February of 2010, the Company sold these securities for a gain of $274,000, based on the December 31, 2009 balance that has been adjusted for prior other than temporarily impaired losses.

The single-issue securities are trust-preferred issuances from other banks and had a total market value of approximately $10.6 million as of December 31, 2009, compared with their adjusted cost basis of approximately $12.1 million. Management does not believe any individual unrealized loss as of December 31, 2009, represents other-than-temporary impairment. The Company has the ability and believes it is more likely than not that it will hold these securities until such time as the value recovers or the securities mature. Furthermore, the Company believes that portions of the change in value are attributable to changes in market interest rates and the current state of illiquidity within the market for securitized assets.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 6. Loans Receivable

The major components of loans in the balance sheets at December 31 are as follows:

	2009	2008
	In thousands
Commercial	$32,551	$42,958
Real estate:
Construction and land development	121,838	125,878
Residential, 1-4 families	80,071	83,734
Residential, 5 or more families	9,879	11,802
Farmland	2,473	3,343
Nonfarm, nonresidential	88,197	98,438
Agricultural	563	654
Consumer	13,380	17,217
Other	1,512	2,432

	350,464	386,456

Deferred loan fees, net of costs	(294)	(385)
Allowance for loan losses	(10,149)	(7,188)

	$340,021	$378,883

Approximately $20.0 million in 1-4 family residential loans, $22.0 million in commercial real estate loans and $10.0 million in home equity line of credit loans were pledged as collateral securing Federal Home Loan Bank advances included in long-term debt at December 31, 2009.

Note 7. Allowance for Loan Losses

Information related to the allowance for loan losses is as follows:

	2009	2008
Balance, beginning	$7,187,981	$5,385,782
Provision charged to expense	16,579,908	2,990,096
Recoveries of amounts charged off	91,965	11,150
Amounts charged off	(13,710,927)	(1,199,047)

Balance, ending	$10,148,927	$7,187,981

Impaired loans without a valuation allowance	$41,575,130	$2,384,963
Impaired loans with a valuation allowance	—	22,844,795

Total impaired loans	$41,575,130	$25,229,758

Valuation allowance related to impaired loans	$—	$3,586,786

Total nonaccrual loans	$21,439,670	$15,633,308

Total loans past due ninety days or more and still accruing interest	$1,409,152	$1,451,040

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 7. Allowance for Loan Losses, continued

The average annual recorded investment in impaired loans and interest income recognized on impaired loans for the last two years (all approximate) is summarized below:

	2009	2008
Average investment in impaired loans	$13,701,261	$7,356,217

Interest income recognized on impaired loans	$9,557,690	$1,109,854

Interest income recognized on a cash basis on impaired loans	$1,172,061	$531,367

No additional funds are committed to be advanced in connection with impaired loans.

Note 8. Property and Equipment

Components of Property and Equipment

Property and equipment and total accumulated depreciation consisted of the following at December 31:

	2009	2008
Land	$5,593,639	$3,374,095
Buildings	9,992,900	9,874,157
Construction in progress	—	2,367,319
Leasehold improvements	1,070,135	1,007,864
Automobiles	55,818	55,818
Furniture and equipment	4,034,932	3,902,459

	20,747,424	20,581,712
Less accumulated depreciation	3,711,780	2,984,210

	$17,035,644	$17,597,502

Depreciation expense reported in net income was approximately $764,000 and $754,000 for the years ended December 31, 2009 and 2008, respectively.

Leases

The Bank leases several banking facilities and its operations center under agreements accounted for as operating leases. Rent expense was approximately $401,000 and $412,000 in 2009 and 2008, respectively. Future minimum lease payments under non-cancelable commitments are as follows.

2010	$258,688
2011	151,386
2012	132,550
2013	104,100
2014	51,600
Thereafter	95,550

$793,874

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 9. Intangible Assets

The book value of intangible assets at December 31, 2009 and 2008 are as follows:

	As of December 31, 2009			As of December 31, 2008
	Gross Carrying Amount	Accumulated Amortization		Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets
Deposit premium	$2,439,919		$2,209,315	$2,439,919		$2,050,390
Other	200,000		193,334	200,000		173,335

Total	$2,639,919		$2,402,649	$2,639,919		$2,223,725

Unamortized intangible assets
Goodwill from The Bank of Heath Springs merger	$—	$	n/a	$2,727,152	$	n/a

Amortization expense is calculated on a straight-line basis over a period of ten years and was approximately $179,000 and $257,000 in 2009 and 2008, respectively. Management expects amortization expense to be approximately $77,000 in 2010 and $30,000 over the remaining five years.

The Company recorded a goodwill impairment charge of $2.7 million in 2009 as a result of the Company’s annual goodwill impairment test. Goodwill is reviewed for potential impairment at least annually at the reporting unit level. The Company performs its impairment testing in the second quarter of each year and more frequently if circumstances exist that indicate a probable reduction in the fair value below carrying value. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. In performing the first step (“Step 1”) of the goodwill impairment testing and measurement process to identify possible impairment, the estimated fair value of the reporting unit (determined to be Company-level) was developed using a market valuation approach that utilizes the current stock price as the primary indicator of fair market value.

The results of this Step 1 process indicated that the estimated fair value for the reporting unit was less than book value, thus requiring the Company to perform the second step (“Step 2”) of the goodwill impairment test. Based on the Step 2 analysis, it was determined that there was no implied fair value of goodwill as of December 31, 2009, which resulted in the goodwill impairment charge of $2.7 million. The primary factor in the determination of goodwill impairment in 2009 was the Company’s relatively low stock price and resulting market valuation. The Company’s stock price has been trading below its book value and tangible book value throughout 2009.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 10. Deposits

Time deposits in denominations of $100,000 or more were $176.8 million and $155.6 million at December 31, 2009 and 2008, respectively. Interest expense on such deposits aggregated approximately $4.2 million and $7.0 million in 2009 and 2008, respectively. Time deposits in denominations of $100,000 or more, maturing subsequent to December 31, 2009 are as follows (amounts in thousands):

Large Time Deposit Maturities, (thousands)

2010	$146,168
2011	28,994
2012	1,164
2013	106
2014	353

Total time deposits of $100,000 or more	$176,785

Note 11. Borrowed Funds

Other short-term borrowings

Securities sold under agreements to repurchase and federal funds purchased generally mature within one day to 12 months from the transaction date. Also included in other short-term borrowings is one variable rate FHLB advance of $2,500,000 at December 31, 2009. There was one variable rate FHLB advance of $6,000,000 at December 31, 2008. Also included in other short-term borrowings was a $1,000,000 line of credit at a 5.00% lending rate that will mature on July 1, 2010.

The Company’s loan agreement, for the $1,000,000 line of credit debt obligation noted above, includes financial covenants requiring the Bank to maintain a minimum weighted average return on assets of greater than 0.50% on an annualized basis, maintain total equity capital of $43,499,000 at all times and the percentage of non-performing loans to gross loans shall not exceed 4.00%. The Company did not meet these covenants in 2009 and has not obtained a waiver through December 31, 2009. As such, the debt obligation has been classified in other short-term borrowings due to the covenant violations.

Additional information is summarized below:

	2009	2008
Outstanding balance at December 31	$3,500,000	$7,000,000

Year-end weighted average rate	5.61%	1.10%

Daily average outstanding during the period	$5,945,833	$13,828,540

Average rate for the year	3.36%	3.62%

Maximum outstanding at any month-end during the period	$9,500,000	$32,015,000

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 11. Borrowed Funds, continued

Securities sold under agreements to repurchase

Securities sold under agreements to repurchase (“repos”) consist of overnight and term agreements. Additional information is summarized below:

	2009	2008
Outstanding balance at December 31	$20,615,000	$23,380,000

Year-end weighted average rate	3.00%	3.63%

Daily average outstanding during the period	$22,933,882	$27,232,822

Average rate for the year	3.25%	3.86%

Maximum outstanding at any month-end during the period	$23,563,000	$28,095,000

Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

Overnight securities sold under agreements to repurchase are collateralized financing transactions and are primarily executed with local Bank customers. Overnight repos totaled $3.6 million and $3.8 million at December 31, 2009 and 2008, respectively.

Our term repos totaled $17.0 million at December 31, 2009 and $20.0 million at December 31, 2008 and include embedded derivatives. These structured repos consist of $10.0 million with an interest rate of 3.30% that matures on November 21, 2018 and can be called at the counterparty’s option quarterly beginning on November 21, 2009 and can be called at the counterparty’s or the Bank’s option annually beginning on November 21, 2012, $3.5 million with an interest rate of 3.92% that matures on December 19, 2017 that can be called at the counterparty’s option on December 19, 2010, and $3.5 million with an interest rate of 3.82% that matures on December 19, 2017.

Unused lines of credit

The Bank has established credit facilities to provide additional liquidity if and as needed. These consist of unsecured lines of credit with correspondent banks for $5,000,000, which can be canceled at any time. In addition, the Bank has the ability to borrow up to ten percent of total bank assets from the Federal Home Loan Bank of Atlanta, subject to the pledging of specific bank assets as collateral. The Federal Home Loan Bank of Atlanta has the ability to cancel this line at any time. At December 31, 2009 and December 31, 2008 there were no amounts outstanding under these credit facilities.

Long-term debt

At December 31, 2009 and 2008, $40,000,000 and $42,500,000, respectively were outstanding under Federal Home Loan Bank advances. Approximately $20,000,000 in 1-4 family residential loans, $22,000,000 in commercial real estate loans $10,000,000 in home equity line of credit loans were pledged as collateral for the FHLB advances at December 31, 2009. Also included in long-term debt is $3,000,000 of subordinated notes bearing interest at 3-month LIBOR plus 350 basis points that will mature on July 1, 2015.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 11. Borrowed Funds, continued

Long-term debt, continued

Maturity Date	Advance	Rate
07/01/15	$3,000,000	90 Day LIBOR + 3.50%
09/02/11	5,000,000	Fixed at 3.76%
07/17/12	9,000,000	Fixed at 4.48%
09/04/12	6,000,000	Fixed at 4.00%
09/03/13	6,000,000	Fixed at 4.15%
12/02/13	5,000,000	Fixed at 4.39%
09/29/15	4,000,000	Fixed at 4.06%
04/22/19	5,000,000	Fixed at 4.75%

	$43,000,000

Note 12. Guaranteed Preferred Beneficial Interests in the Company’s Junior Subordinated Debentures

The Company has issued $12.4 million of Junior Subordinated debentures to unconsolidated subsidiary trusts, Waccamaw Statutory Trust I and Waccamaw Statutory Trust II, to fully and unconditionally guarantee the preferred securities issued by the Trusts. These long term obligations, which currently qualify as Tier 1 capital for the Company, constitute a full and unconditional guarantee by the Company of the Trusts’ obligations under the Capital Trust Securities. In accordance with generally accepted accounting principles, the trusts are not consolidated in the Company’s financial statements.

Waccamaw Statutory Trust I, a statutory business trust (the Trust), was created by the Company on December 17, 2003, at which time the Trust issued $8,000,000 in aggregate liquidation amount of preferred capital trust securities which mature December 17, 2033. Distributions are payable on the securities at a floating rate indexed to the 3-month London Interbank Offered Rate (“LIBOR”), and the securities may be prepaid at par by the Trust at any time after December 17, 2008. The principal assets of the Trust are $8.2 million of the Company’s junior subordinated debentures which mature on December 17, 2033, and bear interest at a floating rate indexed to the 3-month LIBOR, and which are callable by the Company after December 17, 2008. All $248 thousand in aggregate liquidation amount of the Trust’s common securities are held by the Company.

Waccamaw Statutory Trust II, a statutory business trust (the Trust), was created by the Company on July 18, 2008, at which time the Trust issued $4,000,000 in aggregate liquidation amount of preferred capital trust securities which mature October 1, 2038. Distributions are payable on the securities at a floating rate indexed to the 3-month London Interbank Offered Rate (“LIBOR”), and the securities may be prepaid at par by the Trust at any time after July 18, 2013. The principal assets of the Trust are $4.1 million of the Company’s junior subordinated debentures which mature on October 1, 2038, and bear interest at a floating rate indexed to the 3-month LIBOR, and which are callable by the Company after July 18, 2013. All $124 thousand in aggregate liquidation amount of the Trust’s common securities are held by the Company.

The Trust’s preferred securities may be included in the Company’s Tier 1 capital for regulatory capital adequacy purposes to the extent that they do not exceed 33.3% of the Company’s total Tier 1 capital excluding these securities. Amounts in excess of this ratio will not be considered Tier 1 capital but may be included in the calculation of the Company’s total risk-based capital ratio. The Company’s obligations with respect to the issuance of the Trust’s preferred securities and common securities constitute a full and unconditional guarantee by the Company of the Trust’s obligations with respect to the preferred securities and common securities. Subject

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 12. Guaranteed Preferred Beneficial Interests in the Company’s Junior Subordinated Debentures, continued

to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on its junior subordinated debentures, which would result in a deferral of distribution payments on the Trust’s preferred trust securities and common securities. On December 17, 2009 the Company began to defer interest payments on the junior subordinated debentures issued to Waccamaw Statutory Trust I. The Company has also elected to defer payments on the junior subordinated debentures issued to Waccamaw Statutory Trust II. In the absence of an additional funding source, the ability of the Company to service these obligations is dependent of the ability of the Bank to pay dividends to the holding company. Currently, the Bank does not have the ability to pay dividends.

Note 13. Fair Value of Financial Instruments

GAAP provides a framework for measuring and disclosing fair value which requires disclosures about the fair value of assets and liabilities recognized in the balance sheet, whether the measurements are made on a recurring basis (for example, available for sale investment securities) or on a nonrecurring basis (for example, impaired loans).

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Fair Vale Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These levels are:

Level 1 –	Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 –	Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 –	Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 13. Fair Value of Financial Instruments, continued

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. As of December 31, 2009, the Bank identified $41.6 million in impaired loans. Of these impaired loans, there were no loans identified to have impairment. The determination of impairment was based on the fair market value of collateral for each loan. In situations where management discounts appraised values in determining fair value of appraisals, these levels will be considered to be a Level 3 input.

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to other real estate owned. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional allowances, which are charges to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company recorded the foreclosed asset as nonrecurring

Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 13. Fair Value of Financial Instruments, continued

Assets and Liabilities Recorded as Fair Value on a Recurring Basis

The tables below present the recorded amount of assets and liabilities measured at fair value on a recurring basis (in thousands).

December 31, 2009	Total	Level 1	Level 2	Level 3
Investment securities available for sale	$87,769	$3,890	$81,009	$2,870

Total assets at fair value	$87,769	$3,890	$81,009	$2,870

December 31, 2008
Investment securities available for sale	$87,403	$—	$83,464	$3,939

Total assets at fair value	$87,403	$—	$83,464	$3,939

There were no liabilities measured at fair value on a recurring basis at December 31, 2009 and 2008.

The following table presents additional information about financial assets and liabilities measured at fair value at December 31, 2009 and 2008, on a recurring basis and for which Level 3 inputs are utilized to determine fair value:

Available for Sale Securities
(In thousands)
Balance, January 1, 2008	$—
Total gains or losses (realized/unrealized)
Included in earnings (or changes in net assets)	—
Included in other comprehensive income	—
Purchases, issuances, and settlements	—
Transfers in and/or out of Level 3	3,939

Balance, December 31, 2008	3,939
Total gains or losses (realized/unrealized)
Included in earnings (or changes in net assets)	—
Included in other comprehensive income	(1,069)
Purchases, issuances, and settlements	—
Transfers in and/or out of Level 3	—

Balance, December 31, 2009	$2,870

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 13. Fair Value of Financial Instruments, continued

Assets and Liabilities Recorded as Fair Value on a Nonrecurring Basis

The Company may be required from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U. S generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the tables below (in thousands).

December 31, 2009	Total	Level 1	Level 2	Level 3
Impaired loans	$—	$—	$—	$—
Foreclosed assets	4,994	—	—	4,994

Total assets at fair value	$4,994	$—	$—	$4,994

December 31, 2008
Impaired loans	$19,258	$—	$—	$19,258

Total assets at fair value	$19,258	$—	$—	$19,258

There were no liabilities measured at fair value on a nonrecurring basis at December 31, 2009 and 2008.

Generally accepted accounting principles requires disclosure of fair value information about financial instruments, whether or not recognized in the Statement of Condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to management as of December 31, 2009 and 2008. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH, DUE FROM BANKS AND FEDERAL FUNDS SOLD — For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

SECURITIES AVAILABLE FOR SALE — Fair values for securities available for sale are primarily based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices for similar securities.

RESTRICTED EQUITY SECURITIES — The carrying values of restricted equity securities approximate fair values.

LOANS — For equity lines and other loans with short-term or variable rate characteristics, the carrying value reduced by an estimate for credit losses inherent in the portfolio is a reasonable estimate of fair value. The fair value of all other loans is estimated by discounting their future cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio. The discount rates used are commensurate with the interest rate and prepayment risks involved for the various types of loans.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 13. Fair Value of Financial Instruments, continued

Assets and Liabilities Recorded as Fair Value on a Nonrecurring Basis, continued

DEPOSITS — The fair value disclosed for demand deposits (i.e., interest- and non-interest-bearing demand, savings and money market savings) is equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated monthly maturities.

SHORT-TERM BORROWINGS — For these short-term liabilities, the carrying amount is a reasonable estimate of fair value.

FHLB ADVANCES AND LONG-TERM DEBT — The fair value of the Company’s fixed rate borrowings are estimated using discounted cash flows, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of the Company’s variable rate borrowings approximates their fair values.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT — The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. As no significant credit exposure exists, and because such fee income is not material to the Company’s financial statements at December 31, 2009 and 2008, the fair value of these commitments is not presented.

The estimated fair values of the Company’s financial instruments are as follows (dollars in thousands):

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and due from banks	$13,973	$13,973	$8,948	$8,948
Interest-bearing deposits with banks	7,695	7,695	2,685	2,685
Federal funds sold	21,315	21,315	4,281	4,281
Investment securities	87,769	87,769	87,403	87,403
Restricted equity securities	4,041	4,041	4,132	4,132
Loans, net of allowance for loan losses	340,021	333,368	378,883	381,398
Financial Liabilities
Deposits	433,538	431,370	418,580	418,815
Securities sold under agreements to repurchase and federal funds purchased	20,615	20,615	23,830	23,830
Other short-term borrowings	3,500	3,484	10,000	10,000
Long-term debt	43,000	41,450	42,500	40,375
Junior subordinated debentures	12,372	8,234	12,372	12,000

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 14. Loss per Share

The following table details the computation of basic and diluted loss per share:

	2009	2008
Net loss	$(14,205,532)	$(2,043,030)

Weighted average common shares outstanding	5,534,458	5,490,982
Effect of dilutive securities, options	—	—
Effect of dilutive securities, preferred stock	—	—

Weighted average common shares outstanding, diluted	5,534,458	5,490,982

Basic loss per share	$(2.57)	$(.37)

Diluted loss per share	$(2.57)	$(.37)

At December 31, 2009, 296,899 warrants were outstanding with a $21.82 per share exercise price. These warrants could be used to purchase one share of the Company’s common stock at any time until September 30, 2009. On September 25, 2009, an amendment to the warrant agreement extended the exercise period of the warrants until September 30, 2014. All other provisions of the warrant agreement are unchanged and remain in full force and effect. At December 31, 2009, 550 shares of the Company’s Series A convertible preferred stock were outstanding. The convertible preferred stock can be converted to one share of the Company’s common stock at an exercise price of $16.48. Exercise of these warrants, the Company’s convertible preferred stock and 315,000 options are not assumed in computing 2009 diluted earnings per share due to the net loss of for the year ended December 31, 2009. The Company’s Series A convertible preferred stock and shares associated with stock-based compensation have been excluded from the computation of dilutive EPS as the result would be anti-dilutive.

Note 15. Employment Agreements

The Company has entered into employment agreements with certain key officers to ensure a stable and competent management base. In the event of a change in control of the Company, as defined in the agreements, the acquirer will be bound to the terms of the agreements.

Note 16. Benefit Plans

Defined Contribution Plan

The Bank maintains a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees at least 21 years of age who have completed at least one month of service. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. The bank contributed up to 3% of an employee’s compensation who have completed at least twelve months of service which vests over a five-year period. However, this contribution was eliminated in February, 2009. The Bank’s aggregate contribution was $21,000 and $110,000 for the years ended December 31, 2009 and 2008, respectively.

Supplemental benefits have been approved by the Board of Directors for the directors and certain executive officers of Waccamaw Bank. Certain funding is provided informally and indirectly by life insurance policies. The cash surrender value of the life insurance policies are recorded as a separate line item in the accompanying balance sheets of $18,576,015 and $17,834,763 at December 31, 2009 and 2008, respectively. Income earned on these policies is reflected as a separate line item in the Consolidated Statements of Operations. The Company recorded expenses of $241,004 and a liability of $483,448 related to these benefits in 2009 and expenses of $240,675 and a liability of $242,444 in 2008.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 16. Benefit Plans, continued

Stock Option Plans

The Company’s Board of Directors has adopted the Waccamaw Bankshares, Inc. 2008 Omnibus Stock Ownership and Long-Term Incentive Plan. In accordance with the Company’s plan, the Company may grant Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock, Stock Appreciation Rights and/or Units and up to 705,973 shares of common stock may be issued (adjusted for stock dividends). Options granted under the plan expire no more than 10 years from date of grant. Option exercise price under the plan must be set by the Board of Directors at the date of grant and cannot be less than 100% of fair market value of the related stock at the date of the grant. Under the plan, vesting is determined by the specific option agreements. It is the Company’s policy to issue new shares to satisfy option exercises. Both the 1998 Incentive Stock Option Plan (Incentive Plan) and the 1998 Nonstatutory Stock Option Plan (Nonstatutory Plan) expired in 2008; as the options not granted under these plans were terminated and the remaining options under these plans have a maximum term of ten years from the original grant date.

As described in Note 1, the Company is required to record compensation expense for all rewards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Compensation cost charged to income was approximately $122,000 and $127,000 for the years ended December 31, 2009 and 2008, respectively.

The weighted average fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average estimated fair values of stock options grants and the assumptions that were used in calculating such fair values were based on estimates at the date of grant as follows:

	2009	2008
Weighted average fair value of options granted during the year	$3.07	$3.93

Assumptions:
Average risk free interest rate	2.18%	3.80%
Average expected volatility	75.80%	40.02%
Expected dividend rate	—%	—%
Expected life in years	10	10

There was no cash received from option exercises under the plans for the year ended December 31, 2009 and $165,774 for the year ended December 31, 2008. There was no total intrinsic value of options exercised during year ended December 31, 2009 and the intrinsic value of options exercised in 2008 was $449,900.

After the approval of the Omnibus Plan, no further options have been or will be issued under the Previous Plans. The term of the Omnibus Plan is indefinite, except that no incentive stock option award can be granted after the tenth anniversary of the plan. The Omnibus Plan provides that shares of common stock may be granted to certain key employees and outside directors through non-qualified stock options, incentive stock options, stock available for rights, restricted stock, performance awards or any other award made under the terms of the plan. The Board of Directors determines the exercise price and all other terms of all grants.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 16. Benefit Plans, continued

Stock Option Plans, continued

Activity under the Omnibus Plan during the years ended December 31, 2009 and 2008 is summarized below:

	2008 Omnibus Stock Ownership and Long Term Incentive Plan
	Available for Grant	Granted
Balance December 31, 2007	—	—
Authorization of options to purchase shares of Company stock under Omnibus Plan	705,973	—
Forfeited	—	—
Granted	(26,500)	26,500
Exercised	—	—

Balance December 31, 2008	679,473	26,500

Forfeited	5,500	(5,500)
Granted	(4,000)	4,000
Exercised	—	—

Balance December 31, 2009	680,973	25,000

A summary of option activity under the plans as of and changes during the year ended December 31, 2009 is presented below:

	Options Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2008	329,489	$14.64
Granted	4,000	4.64
Forfeited	(19,200)	11.80
Exercised	—	—
Expired	—	—

Outstanding at December 31, 2009	314,289	$14.69	5.8 years	$—

Exercisable at December 31, 2009	270,085	$15.39	5.4 years	$—

The total fair value of options that were contractually vested during 2009 and 2008 was $103,973 and $97,147, respectively.

As of December 31, 2009 the Company had unamortized compensation expense related to unvested stock options of $199,768 which is expected to be amortized over 5 years. Total unrecognized compensation cost related to outstanding non-vested stock options will be recognized over the following periods:

2010	$81,091
2011	63,237
2012	42,063
2013	12,861
2014	516

Total	$199,768

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 17. Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense are as follows:

	2009	2008
Current	$(5,031,090)	$53,872
Deferred	1,403,202	(1,881,102)

Income tax benefit	$(3,627,888)	$(1,827,230)

A reconciliation of income tax benefit computed at the statutory federal income tax rate included in the statement of income follows:

	2009	2008
Tax at statutory federal rate	$(6,063,363)	$(1,315,888)
Tax exempt interest	(203,357)	(213,861)
Tax exempt income from bank owned life insurance	(252,026)	(186,304)
State income tax, net of federal benefit	(812,134)	(184,509)
Valuation allowance	3,652,441	—
Other	50,551	73,332

Income tax benefit	$(3,627,888)	$(1,827,230)

Deferred Income Tax Analysis

The components of net deferred federal and state tax assets (included in other assets on the balance sheet) are summarized as follows:

	2009	2008
Deferred tax assets
Allowance for loan losses	$3,746,495	$2,625,492
OTTI on investments	—	1,290,965
Employment benefit liability	186,388	93,472
Deposit premium amortization	329,615	326,737
Deferred loan fees	113,299	148,482
Tax amortization of goodwill	770,772	—
Allowance for other real estate owned	269,511	—
Net operating loss carryover	763,958	—
Alternative minimum tax credit carryover	550,852	—
Other	—	848
Unrealized loss on securities available for sale	1,666,503	3,152,622

Total gross deferred tax assets	8,397,393	7,638,618
Less: Valuation allowance	(3,652,441)	—

Total deferred tax assets, net of valuation allowance	4,744,952	7,638,618

Deferred tax liabilities
Depreciation	(559,849)	(559,247)
Accretion of bond discount	(80,586)	(85,533)

Deferred tax liabilities	(640,435)	(644,780)

Net deferred tax asset	$4,104,517	$6,993,838

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 17. Income Taxes, continued

Deferred Income Tax Analysis, continued

At December 31, 2009, the Company had a net deferred tax asset before any valuation allowance of $7,756,958, consisting of items noted in the table above. The Company does maintain a valuation allowance as $3,652,441 has been established against the above benefits. Based on historical and budgeted earnings and tax planning strategies, management has determined the amount of deferred tax asset it is more likely than not that will be utilized over the next year. Due to uncertainty related to long-term projections, any remaining deferred tax asset is off-set with a valuation allowance.

The Company had analyzed the tax positions taken or expected to be taken in and its tax returns and concluded it has no liability related to uncertain tax positions. The Company’s federal and state income tax returns are open and subject to examination from the 2006 tax return year and forward.

Note 18. Commitments and Contingencies

Litigation

In the normal course of business the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the financial statements.

Financial Instruments with Off-Balance-Sheet Risk

To meet the financing needs of its customers, the Bank is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheet.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank’s commitments are as follows:

	2009	2008
Commitments to extend credit	$41,072,000	$41,067,000
Stand-by letters of credit	796,000	3,194,000

	$41,868,000	$44,261,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 18. Commitments and Contingencies, continued

Financial Instruments with Off-Balance-Sheet Risk, continued

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Substantially all of the Bank’s loans and commitments to extend credit have been granted to customers in the Bank’s market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 5. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Bank’s primary focus is toward commercial, consumer and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $4,000,000.

The Bank from time to time has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

Note 19. Regulatory Restrictions

Written Agreement

We expect to enter into a written agreement with the Federal Reserve in the near future, but do not know the exact contents of the written agreement at this time. This is a type of formal supervisory agreement with our primary federal banking regulator. The written agreement could, among other things, inhibit our ability to grow and pay dividends. In addition, we expect that this written agreement will require us to implement plans to improve our risk management and compliance systems, oversight functions, operating and financial management and capital plans. While subject to the written agreement, we expect our management and board of directors will be required to focus considerable time and attention on taking corrective actions to comply with its terms. We may also be required to hire third-party consultants and advisers to assist us in complying with the written agreement. This could increase our non-interest expense and reduce our earnings. If we do not comply with the written agreement, we could be subject to the assessment of civil money penalties, further regulatory sanctions, or other regulatory enforcement actions.

Dividends

The Company’s dividend payments will be made from dividends received from the Bank. The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits (retained earnings) as determined pursuant to North Carolina General Statutes Section 53-87. As of December 31, 2009, there are no retained earnings from which to pay dividends. Regulatory authorities may also limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 19. Regulatory Restrictions, continued

Capital Requirements, continued

regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2009 and 2008, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2009 and 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category.

The Company’s and Bank’s actual capital amounts and ratios are also presented in the table (dollars in thousands).

	Actual		Minimum Capital Required		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2009
Total capital to risk-weighted assets
Consolidated	$35,848	8.95%	$32,029	8.00%	$	n/a	n/a
Bank	$40,401	10.11%	$31,972	8.00%		$39,965	10.00%
Tier 1 capital to risk-weighted assets
Consolidated	$31,742	7.93%	$16,014	4.00%	$	n/a	n/a
Bank	$32,332	8.09%	$15,986	4.00%		$23,979	6.00%
Tier 1 capital to average assets
Consolidated	$31,742	5.88%	$21,596	4.00%	$	n/a	n/a
Bank	$32,332	6.00%	$21,565	4.00%		$26,956	5.00%

December 31, 2008
Total capital to risk-weighted assets
Consolidated	$52,871	11.68%	$36,224	8.00%	$	n/a	n/a
Bank	$51,709	11.44%	$36,136	8.00%		$45,170	10.00%
Tier 1 capital to risk-weighted assets
Consolidated	$44,206	9.76%	$18,112	4.00%	$	n/a	n/a
Bank	$43,044	9.53%	$18,068	4.00%		$27,102	6.00%
Tier 1 capital to average assets
Consolidated	$44,206	8.00%	$22,098	4.00%	$	n/a	n/a
Bank	$43,044	7.81%	$22,049	4.00%		$27,561	5.00%

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 19. Regulatory Restrictions, continued

Intercompany transactions

Restrictions on loans by the Bank to the Company are imposed by Federal Reserve Act Sections 23A and 23B, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its parent or other affiliate, if the loan is secured and so long as certain safety and soundness requirements and market terms requirements are met. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers’ acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $2,100,000 at December 31, 2009. No 23A transactions existed at December 31, 2009 or 2008.

Note 20. Transactions with Related Parties

Loans

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. Aggregate loan transactions with related parties were as follows:

	2009	2008
Balance, beginning	$4,682,184	$2,634,705
Change in relationships	1,099	—
New loans and advances	923,208	2,872,453
Repayments	(1,898,684)	(824,974)

Balance, ending	$3,707,807	$4,682,184

Note 21. Parent Company Financial Information

Condensed financial information of Waccamaw Bankshares, Inc. is presented as follows:

Balance Sheets

December 31, 2009 and 2008

	2009	2008
Assets
Cash and due from banks	$130,175	$147,430
Investment in subsidiary bank at equity	29,743,740	40,065,993
Other assets	708,392	1,101,130

Total assets	$30,582,307	$41,314,553

Liabilities
Short-term debt	$1,000,000	$1,000,000
Junior Subordinated debt	12,372,000	12,372,000
Other liabilities	55,876	98,398

Total liabilities	13,427,876	13,470,398

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 21. Parent Company Financial Information, continued

Balance Sheets (continued)

December 31, 2009 and 2008

	2009	2008
Stockholders' equity
Preferred stock	9,064	464,476
Common stock	25,099,770	24,591,884
Retained earnings (deficit)	(5,129,490)	8,907,591
Accumulated other comprehensive loss	(2,824,913)	(6,119,796)

Total stockholders’ equity	17,154,431	27,844,155

Total liabilities and stockholders’ equity	$30,582,307	$41,314,553

Statements of Operations

Years ended December 31, 2009 and 2008

	2009	2008
Income
Loans and fees on loans	$—	$7,139
Investment securities, taxable	41,465	57,442
Investment securities, non-taxable	—	4,195
Net realized gains on sale or maturity of investment securities	—	56,600

Total income	41,465	125,376
Expenses
Salaries and employee benefits	122,378	127,409
Franchise tax	17,188	52,535
Interest expense	580,203	701,520
Other expenses	810	1,672

Total expenses	720,579	883,136

Loss before tax expense and equity in undistributed income of subsidiary	(679,114)	(757,760)

Federal income tax benefit	189,290	215,745
State income tax expense	(25)	(31,043)

Total income tax benefit	189,265	184,702

Loss before equity in undistributed income of subsidiary	(489,849)	(573,058)
Equity in undistributed income (loss) of subsidiary	(13,715,683)	(1,469,972)

Net loss	$(14,205,532)	$(2,043,030)

Notes to Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

Note 21. Parent Company Financial Information, continued

Statements of Cash Flows

Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities
Net loss	$(14,205,532)	$(2,043,030)
Adjustments:
Amortization	7,166	25,583
Stock-based compensation	122,378	127,409
Tax benefit of non-qualified stock option exercise	—	184,011
Gain on sale of investment securities	—	(56,600)
Decrease in equity in undistributed loss of subsidiary	13,715,683	1,469,972
(Increase) decrease in other assets	385,572	(229,645)
Increase (decrease) in other liabilities	(42,522)	71,442

Net cash used by operating activities	(17,255)	(450,858)

Cash flows from investing activities
Sales of investment securities	—	213,212
Investment in subsidiary	—	(5,000,000)

Net cash used by investing activities	—	(4,786,788)

Cash flows from financing activities
Proceeds of junior subordinated debt	—	4,124,000
Proceeds of short-term debt	—	1,000,000
Issuance of stock and redemption of fractional shares	—	165,774

Net cash provided by financing activities	—	5,289,774

Increase (decrease) in cash and due from banks	(17,255)	52,128
Cash and cash equivalents, beginning	147,430	95,302

Cash and cash equivalents, ending	$130,175	$147,430

30,000,000 SHARES

COMMON STOCK

PROSPECTUS

                    , 2010

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

SEC Registration Fee for Public Offering	$8,241
SEC Registration Fee for Rights Offering	1,989
Printing and Engraving Expenses*	150,000
Transfer Agent Fees*	3,000
Legal Fees and Expenses*	175,000
Accounting Fees and Expenses*	153,000
FINRA Filing Fee for Public Offering	12,058
FINRA Filing Fee for Rights Offering	3,289
Miscellaneous*	5,000

Total	511,577

*	Estimated

Item 14.	Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the Board of Directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The articles of incorporation and bylaws of Waccamaw Bankshares, Inc. provide for indemnification to the fullest extent permitted by law for persons who serve as a director, officer, agent or employee of Waccamaw Bankshares, Inc. or at the request of Waccamaw Bankshares, Inc. serve as a director, officer, agent or employee for any other corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan. Accordingly, Waccamaw Bankshares, Inc. may indemnify its directors, officers, agents or employees in accordance with either the statutory or nonstatutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. Waccamaw Bankshares, Inc. has purchased a standard directors’ and officers liability policy which will, subject to certain limitations, indemnify Waccamaw Bankshares, Inc. and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such.

As permitted by North Carolina law, Article VII of Waccamaw Bankshares, Inc.’s articles of incorporation limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of Waccamaw Bankshares, Inc. or otherwise, provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of Waccamaw Bankshares, Inc., (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of Waccamaw Bankshares, Inc.).

Item 15.	Recent Sales of Unregistered Securities.

On December 20, 2006, Waccamaw Bankshares, Inc. sold 59,192 units, each consisting of one share of the company’s series A Preferred Stock and one warrant to purchase one share of common stock at $24.00. The units were sold for $17.00 each for an aggregate offering price of $1,006,264. The units were privately placed in accordance with, and in a transaction exempt from registration under the Securities Act of 1933 by section 4(2) of the Securities Act, Regulation D, and Rule 506 thereunder. The units were sold to twenty individuals or entities, inclusive of accredited and non-accredited investors as those terms are defined by Regulation D.

Item 16.	Exhibits and Financial Statement Schedules.

The following exhibits are filed with this Registration Statement:

Exhibit Number	Description

1.1	Form of Underwriting Agreement (filed herewith)

1.2	Form of Selected Dealer Agreement*

3.1	Articles of Incorporation*

3.2	Articles of Amendment (filed herewith)

3.3	Bylaws(1)

4.1	Form of Common Stock Certificate(2)

5.1	Opinion of Gaeta & Eveson, P.A., regarding legality of securities (filed herewith)

10.1	Employment Agreement of James G. Graham(3)

10.2	Change of Control Agreement(4)

Exhibit Number	Description

10.3	Change of Control Agreement with J. Daniel Hardy*

10.4	Executive Supplemental Retirement Plan Agreement(5)

10.5	Director Supplemental Retirement Plan(6)

10.6	Director Supplemental Retirement Plan Agreement(7)

10.7	2008 Omnibus Stock Ownership and Long Term Incentive Plan(8)

10.8	Amended and Restated Declaration of Trust of Waccamaw Statutory Trust I(9)

10.9	Amended and Restated Trust Agreement of Waccamaw Statutory Trust II(10)

10.10	Guarantee Agreement(11)

10.11	Indenture(12)

16.1	Letter from Dixon Hughes PLLC(13)

21.1	Subsidiaries*

23.1	Consent of Dixon Hughes PLLC (filed herewith)

23.2	Consent of Elliott Davis, PLLC (filed herewith)

23.3	Consent of Gaeta & Eveson, P.A. (included in Exhibit 5.1)

24.1	Power of Attorney*

*	Previously filed

(1)	Incorporated by reference from Exhibit 3.2 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the Commission on April 15, 2010.

(2)	Incorporated by reference from Exhibit 4 to Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2001, as filed with the Commission on March 29, 2002.

(3)	Incorporated by reference from Exhibit 10.3 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.

(4)	Incorporated by reference from Exhibit 10.4 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.

(5)	Incorporated by reference from Exhibit 10.5 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.

(6)	Incorporated by reference from Exhibit 10.6 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.

(7)	Incorporated by reference from Exhibit 10.7 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.

(8)	Incorporated by reference from Exhibit 99.1 to Registrant’s Registration Statement on Form S-8, as filed with the Commission on September 4, 2008.

(9)	Incorporated by reference from Exhibit 99 to Registrant’s Current Report on Form 8-K, as filed with the Commission on January 29, 2004.

(10)	Incorporated by reference from Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.

(11)	Incorporated by reference from Exhibit 10.2 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.

(12)	Incorporated by reference from Exhibit 4.1 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.

(13)	Incorporated by reference from Exhibit 16.1 to Registrant’s Current Report on Form 8-K, as filed with the Commission on April 23, 2009.

Item 17.	Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement at the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer and the amount of unsubscribed securities to be offered to the public. If any public offering of the securities is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Whiteville, State of North Carolina, on June 16, 2010.

WACCAMAW BANKSHARES, INC.

By:	/s/ James G. Graham
James G. Graham
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

/s/ James G. Graham	/s/ J. Densil Worthington*
James G. Graham President, Chief Executive Officer, and Director (principal executive officer)	J. Densil Worthington Director

/s/ David A. Godwin	*	/s/ James G. Graham
David A. Godwin Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)		By: James G. Graham Attorney-in-Fact

/s/ Neil Carmichael Bender, II* Neil Carmichael Bender, II Director

/s/ Murchison B. Biggs* Murchison B. Biggs Director

/s/ Brian D. Campbell* Brian D. Campbell Director

/s/ Maudie M. Davis* Maudie M. Davis Director

/s/ Crawford Monroe Enzor, III* Crawford Monroe Enzor, III Director

/s/ Alan W. Thompson* Alan W. Thompson Director

/s/ R. Dale Ward* R. Dale Ward Director

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement

1.2	Form of Selected Dealer Agreement**

3.1	Articles of Incorporation**

3.2	Articles of Amendment

3.3	Bylaws*

4.1	Form of Common Stock Certificate*

5.1	Opinion of Gaeta & Eveson, P.A., regarding legality of securities

10.1	Employment Agreement of James G. Graham*

10.2	Change of Control Agreement*

10.3	Change of Control Agreement with J. Daniel Hardy**

10.4	Executive Supplemental Retirement Plan Agreement*

10.5	Director Supplemental Retirement Plan*

10.6	Director Supplemental Retirement Plan Agreement*

10.7	2008 Omnibus Stock Ownership and Long Term Incentive Plan*

10.8	Amended and Restated Declaration of Trust of Waccamaw Statutory Trust I*

10.9	Amended and Restated Trust Agreement of Waccamaw Statutory Trust II*

10.10	Guarantee Agreement*

10.11	Indenture*

16.1	Letter from Dixon Hughes PLLC*

21.1	Subsidiaries*

23.1	Consent of Dixon Hughes PLLC

23.2	Consent of Elliott Davis, PLLC

23.3	Consent of Gaeta & Eveson, P.A.

24.1	Power of Attorney**

*	Incorporated by reference
**	Previously filed